4/24


03050250

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PT Bank Buana Indonesia tbk

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34694 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/24/03


Annual Report
2002



PT BANK BUANA INDONESIA Tbk.



Table of Contents


BANK BUANA INDONESIA

Bank Buana in Brief

Bank Buana was founded on 31 August 1956 and began its operations on 1 November 1956, having received its license to operate as a commercial bank in October of the same year. Over the next decade or so, Bank Buana evolved into a respectable commercial bank which catered primarily to trade finance and lending activities to small and medium-sized trading businesses, operating in and around downtown Jakarta and its harbor areas which at the time constituted the main business districts. Slowly but steadily, Bank Buana developed and grew its banking portfolio by cultivating trust and forging close ties with its customers.

In the early seventies, through a series of mergers and acquisitions with three other banks, namely Bank Pembinaan Nasional in Bandung, Bank Kesejahteraan Masyarakat in Semarang and Bank Aman Makmur in Jakarta, Bank Buana expanded its assets as well as service network significantly, thus setting the stage for its accelerated growth over the next two decades as a licensed foreign-exchange bank. Bank Buana received its foreign-exchange license in 1976 which placed it among the leading commercial banks that are licensed to develop and maintain a network of international correspondent banks. To date, the Bank maintains correspondent relationships with over 150 international banks from all over the world.

In 1989 and throughout the nineties, Bank Buana formed joint-venture banks with international banks which included Mitsubishi Bank Limited of Japan, DBS Bank and TatLee Bank both of Singapore. These joint ventures became Mitsubishi Buana Bank and DBS Buana TatLee Bank. Eventually, DBS Bank acquired the shares of Mitsubishi Bank in the former and changed its name to DBS Buana Bank; whereas TatLee Bank took over DBS Bank's holdings in the latter and changed its name to Buana TatLee Bank and, subsequently, to Keppel TatLee Buana Bank. In 2002 Bank Buana has divested its shares in the bank.

As the Asian financial crisis took its toll on the Indonesian banking sector, Bank Buana survived the crisis mainly as a result of its prudent and conservative bank portfolios. In the due diligence undertaken by Bank Indonesia of all banks to ascertain their continuing viability in the face of the crisis, Bank Buana received a Category-A classification which meant that it was solvent and adequately capitalized.

In 2000, Bank Buana became a publicly-held bank by listing its shares on the Jakarta and Surabaya Stock Exchange and, by doing so, consolidated its strength further as one of Indonesia's solidly growing and expanding banks of the 21st century.

Financial Highlights

DESCRIPTION (Rp Billion)	December 31				
	2002	2001	2000	1999	1998
Assets					
Cash on hand	220.31	122.67	148.48	131.50	69.83
Demand deposits with Bank Indonesia	548.92	518.88	474.23	423.24	301.14
Demand deposits with other banks, net	82.68	87.29	123.55	122.12	120.81
Placements with other banks, net	1,206.64	1,039.18	870.24	912.15	562.65
Marketable securities, net	6,665.22	6,273.14	6,460.84	6,818.49	4,842.00
Derivative receivable, net	1.41	2.36	2.41	-	0.16
Obligations with reselling contract, net	198.62	1,168.43	478.56	22.35	-
Loans receivable, net	3,907.22	2,621.86	1,761.45	841.37	780.95
Acceptance receivable, net	16.07	16.69	9.88	16.94	13.43
Investments, net	0.82	7.81	7.81	15.24	15.24
Other receivable	31.42	35.45	23.13	11.61	12.60
Fixed assets, net	316.75	299.59	134.73	108.49	104.90
Other assets, net	85.28	80.75	125.06	137.78	60.66
Total assets	**13,281.36**	**12,274.10**	**10,620.37**	**9,561.28**	**6,884.37**
Liabilities and Equity					
Immediate liabilites	64.33	51.62	57.82	32.65	25.02
Demand deposits	2,969.86	3,082.17	2,428.12	2,090.73	1,431.78
Saving account	3,930.41	3,887.51	3,864.63	3,612.50	2,290.38
Time deposits	4,569.41	3,999.22	3,303.60	3,031.70	2,569.05
Certificates of deposits	0.02	0.02	0.03	0.04	0.38
Call Money	266.00	-	79.00	52.00	-
Derivative liabilites	2.20	2.66	-	0.41	-
Acceptance liabilities	16.24	16.86	9.98	17.11	13.56
Borrowings	56.48	67.11	60.43	66.57	67.08
Accrued expenses	27.20	34.38	28.74	26.74	83.98
Taxes payable	42.84	62.99	49.31	53.82	83.94
Other liabilities	60.78	38.33	40.91	24.36	23.49
Estimated loss on off balance sheet transactions	2.01	2.38	1.53	1.33	9.59
Total liabilities	**12,007.78**	**11,245.25**	**9,924.10**	**9,009.96**	**6,598.25**
Total equity	**1,273.58**	**1,028.85**	**696.27**	**551.32**	**286.12**
Total liabilities and equity	**13,281.36**	**12,274.10**	**10,620.37**	**9,561.28**	**6,884.37**
Income statement					
Interest revenue	1,727.27	1,669.58	1,180.19	1,775.13	2,285.42
Interest expenses	1,105.12	1,027.92	798.83	1,226.97	1,513.85
Net interest income	622.15	641.66	381.36	548.16	771.57
Other operational expenses, net	283.70	248.19	255.97	365.42	206.74
Net operating income before allowances for uncollectible loans and other loss expenses	338.45	393.47	125.39	182.74	564.83
Recovery of allowances for uncollectible loans and other loss expenses	6.83	(36.83)	32.22	215.27	(402.66)
Net operating income	345.28	356.64	157.61	398.01	162.17
Non operational revenue and expenses	12.10	3.11	3.63	(3.15)	0.67
Net income before tax	357.38	359.75	161.24	394.86	162.84
Tax expenses	106.13	99.85	59.72	115.81	65.92
Net income of the year	251.25	259.90	101.52	279.05	96.92
Earning per share (in whole Rupiah)*	90	96	45	179	67

* *After restated of weighted average number of outstanding shares in connection with the distribution of share dividend, bonus shares, Right Issue and Stock Split in 2002*

Financial Ratios

DESCRIPTION (in percentage)	December 31				
	2002	2001	2000	1999	1998
Financial Ratio					
Total liabities to total assets	90.41	91.62	93.44	94.22	95.84
Total liabities to total equity	942.84	1,092.99	1,425.32	1,634.25	2,306.11
Total loan receivable to total assets	29.78	21.98	17.04	9.51	16.50
Total productive assets to total assets	91.51	91.88	91.74	91.87	96.76
Total third party funds to total assets	86.21	89.25	90.28	91.29	91.30
Operational Business Ratio					
Net Interest income to Average total assets	4.87	5.61	3.78	6.67	22.42
Net Interest income to Average total equity	54.04	74.39	61.14	130.91	539.33
Net Interest income to total productive assets**	5.31	5.57	4.13	7.09	23.14
Net other operational expenses to Average total assets	2.17	2.49	2.22	1.83	17.70
Net other operational expenses to Average total equity	24.05	33.04	35.87	35.86	425.98
Net other operational expenses to Average total productive assets	2.38	2.72	2.42	1.99	19.24
Return on assets	2.86	3.07	1.56	4.80	4.73
Return on equity**	26.97	34.94	16.28	79.97	67.75
Net income to Average total productive assets, net	2.16	2.48	1.09	3.70	3.06
Operational revenue (expenses) to interest revenue	19.99	21.36	13.35	22.42	7.10
Net income before tax to interest revenue	20.69	21.54	13.66	22.24	7.12
Net income to interest revenue	14.55	15.57	8.60	15.72	4.24
Growth Ratio					
Net interest income	(3.04)	68.26	(30.43)	(28.96)	430.43
Net operational revenue (expenses)	(3.19)	126.28	(60.40)	145.43	280.86
Net income	(3.33)	156.01	(63.62)	187.89	246.05
Total assets	8.21	15.57	11.08	38.88	123.58
Total liabilities	6.78	13.31	10.15	36.55	128.52
Total equity	23.79	47.77	26.29	92.69	49.22
Loans receivable to total productive assets, net	32.35	23.37	18.13	9.62	12.33
Loans receivable to third party funds (LDR)**	31.53	24.62	17.58	9.87	17.10
Allowances for loans written off to total loans receivable	1.21	2.80	2.69	7.46	31.26
Non performing loans to total loans receivable**	0.75	2.80	3.85	13.26	57.08
Capital Adequacy Ratio (CAR)**	22.34	23.71	20.65	24.41	16.06

*** Calculation in accordance to Bank Indonesia Regulations*

Stock Highlights

Share Performance	2002	2001	2000
Number of Shares*	**2,977,976,810**	970,000,000	970,000,000
Average Number of Shares**	**2,792,961,138**	2,700,453,302	2,246,644,936
Dividend per Shares (in whole Rupiah)	-	134	32
Book Value (Rp billion)	**1,273.58**	1,028.85	696.27
Dividend Payout Ratio (%)	**30%**	50%	30%
Highest Price	**1,425**	950	900
Lowest Price	**675**	600	725
Year-end Price	**700**	925	775
Earning per Share	**90**	96**	45**
Price Earning Ratio	**7.78**	9.63	17.22

** Year 2000 and 2001 Rp 500,- per share, Year 2002 Rp 250,- per share*

*** After restated of weighted average number of outstanding shares in connection with the distribution of share dividend, bonus shares, Right Issue and Stock Split in 2002*

	2002			2001		
Share Price (Rp)	Highest	Lowest	Closing	Highest	Lowest	Closing
1st Quarter	**1,300**	**800**	**1,225**	775	650	650
2nd Quarter	**1,425**	**950**	**1,100**	700	625	700
3rd Quarter	**1,100**	**850**	**950**	725	625	675
4th Quarter*	**1,425**	**675**	**700**	950	600	925

** Adjusted for 2 - for - 1 stock split conducted in December 2002*

Trading Volume	2002	2001
1st Quarter	**5,210,000**	3,080,000
2nd Quarter	**7,540,000**	535,000
3rd Quarter	**1,513,500**	1,215,000
4th Quarter	**14,465,000**	7,320,000

Shareholders (as of Dec. 31 2002)	No. of Shares	(%)
PT Sari Dasa Karsa	1,836,462,836	61.67
10 individual founding shareholders with less than 1% ownership	143,941,340	4.83
PT Makindo Tbk	198,557,328	6.67
Public	799,015,306	26.83
Total	**2,977,976,810**	**100,00**

Dividend Payment	2002	2001
Total amount paid (Rupiah)	**129,980,000,000**	31,040,000,000
Payment date	**May 17, 2002**	July 5, 2001

Note : In line with Chapter XII of the Initial Public Offering Prospectus published on 1 July 2000, the Company Dividend Policy 25% cash dividend for net income up to Rp 100 billion, and 30% of net income over Rp 100 billion.



from the Chairman

On behalf of the Board of Commissioners of PT Bank Buana Indonesia Tbk, I am pleased to report of the progress that Bank Buana continues to make as a sound and responsible bank. Bank Buana not only survived the challenging conditions of the banking sector of Indonesia in recent years, but has emerged as an important financial intermediary in a key market segment that has proven to be crucial to Indonesia's economic recovery. Ever since its founding in 1956, Bank Buana has faithfully focused on serving the banking needs of small but enterprising businesses and individuals; traders and pliers of goods and services that rely heavily on the value of trust and kinship in their business transactions with buyers, sellers, and banks. The moment a trust is forged between two parties, a bond develops that is likely to last forever.

As these trust and bonds developed between Bank Buana and its stakeholders over a period of nearly five decades, the results are strong business ties and long-term relationships that have few parallels in Indonesian banking or perhaps anywhere in the world for that matter. Many customers of Bank Buana are second and third-generation individuals; children and grandchildren who take over the family business from first-generation founders, apply modern management to grow their businesses, but continue to bank with Bank Buana.

When the Indonesian economy and its banking sector suffered as a result of the last Asian financial crisis, small and medium-sized businesses that were free of foreign exchange exposures, many of whom formed the customers of Bank Buana, remained solvent throughout the crisis. These customers stood by us during those difficult years. As a result, we too remained solvent throughout the crisis.

In 2002, with the crisis receding and businesses recovering, Bank Buana found itself growing steadily from a solid base. Total assets of the bank rose from Rp 12.3 trillion in 2001 to Rp 13.3 trillion in 2002, of which approximately 90%, or Rp 12.1 trillion, constituted earning assets. Book value have increased almost double from 2000 to 2002, from Rp 696.27 billion to Rp 1,273.58 billion in 2002.

Bank Buana's solid results were achieved as the Indonesian economy gradually recovered from its slump, with real GDP growth in the range of 4.0% as predicted. Consumer spending continued to lead this recovery, creating a healthy stimulus for trading activities which benefited many of our customers. Investment spending also showed growing trends, albeit not yet as strong as consumption. Whereas exports held firm amidst increasing pressures of globalization, and competition from emerging developing nations in the manufacturing export sector.

Indonesia's business and economic environment were once again severely tested during the year with the Bali Tragedy of October 2002. It would seem that with the loss of what was left of the confidence that the international community had held for Indonesia up until the tragedy, Indonesia had lost any hope for sustaining an already fragile economic recovery. However, the quick manner in which the national police force was able to resolve this case, prevented further damage to the economy. In fact, one of the more promising indicators yet of a sustainable economic recovery for Indonesia can be seen from the currency exchange rate of the Rupiah, which seemed to have stabilized between Rp 8,800 and Rp 9,200 to the US dollar for most of 2002, well below the Rp 11,000 range of the previous year. The benchmark Bank Indonesia Certificates interest rates also fell significantly from 17.5% to 12.9% during the year. A more stable exchange rate is obviously beneficial to most trading and manufacturing activities, while lower interest rates should stimulate more productive use of capital by both borrowers and lenders.

Bank Buana capitalized on this strengthening economy by also strengthening the bank's position in its key market segment through prudent diversification and tighter cost control in 2002. Product innovation and service quality were enhanced, and productivity improved. An integrated on-line banking platform was introduced. And we have also made extensive preparations to broaden its market in consumer banking with e-Banking, card products and payment gateway facilities. I am confident that these initiatives will enable us to satisfy the needs of our customers better, and provide the bank with greater growth opportunities in the future.

The bank owes much of its encouraging results to the hard work and dedication of employees, as well as the continuing support of our customers. Allow me to take this opportunity to thank the management and staff for their industrious efforts, and our customers for their trust and loyalty. It is the duty of each and every employee of Bank Buana to keep and maintain the trust and loyalty of our customers and so does the duty of the Board of Commissioners to oversee and ensure that the bank continues to serve its customers and interact with other stakeholders in a responsible and ethical manner.

In this regard, I am pleased to report of the establishment of an Audit Committee at Bank Buana on 15 January 2002. The committee reports to the Board of Commissioners on matters that may require the attention of the Board in the policies as well as day-to-day operations of the bank. A more detailed account on the roles and responsibilities of the Audit Committee is presented in the Corporate Governance section of this annual report.

I am also pleased to report that, in addition to the Audit Committee, the Board of Commissioners can rely on the coordinated efforts of the Compliance Director, the management committees, the risk management group, as well as internal and external auditors to keep a close eye on the corporate governance. In recent years, good corporate governance has been given wide attention and underscored as something which could have lessened the impact on companies of a multidimensional crisis such as the last Asian financial crisis, if not preventing it altogether. At Bank Buana, the spirit and essence of good corporate governance has certainly been with us for a long time. It is ingrained in our culture and in our work ethics that value trust, honesty and integrity above all.

The challenge for Bank Buana now is to institutionalize these work ethics into formal policies on good corporate governance in line with international best practices. This is what we have set out for the bank to do in 2003.

Once again, we express our gratitude to all those who have supported and continue to support Bank Buana, the shareholders, customers, business partners, financial authorities and the general public.

Finally, let me conclude my brief message by reiterating the confidence that the Board of Commissioners hold for the Management of Bank Buana and in the way the bank is being led and managed. A sound and financially-strong bank such as Bank Buana can play an important role in keeping a dynamic economic segment comprising small and medium-sized enterprises alive and vibrant. At the moment, these enterprises make up the most promising players of the economy, and we are strategically positioned to fuel their growth momentum.

Jakarta, December 31, 2002

R. Rachmad
Chairman



R e p o r t

Bank Buana continues to serve with all our hearts. In these challenging and uncertain times marking our transition to being a publicly held bank since 2000, our deep-seated concern for, and attention to customer satisfaction has proven to be the differentiating factor that sets us apart from our competitors. We rode the waves of the Asian financial crisis by turning in record performances, including net earnings above Rp 270 billion in 1999 which was almost at the height of the crisis. We repeated the performance in 2001 and 2002 after becoming a public company.

Although we achieved a level of profitability which was comparable with our best performance ever, the year 2002 was largely a consolidative one for Bank Buana as we focused our attention on laying down the basic foundation and infrastructure for our future growth. At the core of this development is a fully integrated banking technology platform, the so-called International Comprehensive Banking System (ICBS), one of the leading data processing and information management systems which is currently used by more than 10,000 banks and financial institutions around the world. In 2002, we applied the use of the ICBS to our core banking operations and have installed and developed the application systems of the ICBS for its own purposes by our own IT team. In the process, we were able to save on a substantial amount of installation and development cost with respect to the use of this technologically-advanced core banking application system.

Resourcefulness and prudent fiscal discipline are two important traits of Bank Buana that have kept us going either in good or hard times. Our resourceful and pragmatic approach to banking, in particular, have enabled Bank Buana to maintain down-to-earth perspectives while performing profitably over the years. The year 2002 was our 8th profitable year in running since 1995.

Bank Buana posted an operating profit before provisions of Rp 338.45 billion for 2002, a slight decrease from Rp 393.47 billion in 2001. The decline was attributable to higher operating cost in 2002 mainly due to expenditures associated with the roll-out of ICBS. In addition, we have also sold some of foreclosed assets in which they were booked under operating profit in 2001. Operating profit after provisions was Rp 345.28 billion in 2002 compared with Rp 356.64 billion in 2001. A sound credit portfolio with a nonperforming loan ratio of 0.75% by year-end 2002 contributed to a reversal of provisionary expenses of Rp 6.83 billion for the year, compared to Rp 36.83 billion of provisionary expenses in 2001.

Attributable profit for 2002 amounted to Rp 251.25 billion versus Rp 259.90 billion in 2001. Earnings per share for 2002 was Rp 90 versus Rp 96 in 2001. Shareholders' value increased by 23.79% to approximately Rp 1.27 trillion. The return on average shareholders' value was 26.97%, compared to 34,94% in 2001.

The Board of Directors recommends a dividend for approximately Rp 75 billion for fiscal year 2002, to be endorsed by, and approved for distribution at the Annual General Meeting of Shareholders on March 28, 2003. The amount of dividends recommended is consistent with the dividends policy of the bank stated in both our IPO & Right Issue I prospectus which calls for the distribution of cash dividends for a minimum of 30% of attributable profits.

Our rate of returns for 2002 was admittedly lower than that of the previous year. However, as we referred to earlier, we regarded our strong performance in 2001 as a timely opportunity to consolidate our resources in 2002, and carry out major investments to our banking infrastructure for future growth. Hence our investments in an integrated on-line banking platform, human resources development, product features enhancement and in many other areas of management. With this consolidation, we will realise our aim of achieving our full growth potential as a modern and dynamic bank that focuses on individuals as well as small and medium-sized enterprises - to generate increasing value for our shareholders and customers, and to share our rewards with our staff and the community, in a relationship where we all benefit and thrive together.

Our views on thriving together represent a core belief in our corporate culture, and the philosophy behind our service values which are encapsulated in our motto: Serving with Whole Heartedly. This was evident in many areas of operations throughout our 159 offices network.

In 2002, Bank Buana continued to exercise financially prudent policies, including strong capital and liquidity, combined with selective lending and cost-efficient measures. As a result, we were able to maintain our capital adequacy ratio well above the statutory requirement. As at year-end 2002, we had a Tier-1 capital of Rp 1,040.60 billion and Tier-2 capital of Rp 170.77 billion for a statutory capital adequacy ratio of 22.34% to total risk-based weighted assets of Rp 5.42 trillion.

At the same time, we were also able to maintain our profitability despite growing operating costs in general. Interest income grew by 3.46% to Rp 1.73 trillion in 2002 mainly as a result of effective placement of funds as part of our treasury and liquidity management. On the other hand, interest expenses increased by 7.51% to Rp 1.11 trillion, mainly reflecting our low-cost funding composition with more than 60% of our third-party deposits allocated in savings and checking accounts.

In addition to competitive banking rates, we offer service excellence to our customers by providing them with our personalized and attentive banking service. It is not uncommon for the manager of our branch office in the smaller cities of Indonesia, for instance, to spend weekends by driving around town, dropping in on customers or potential customers.

Within the closely-knit circles of Bank Buana staff and our customers, a few stories on how we start-off and maintain our relationships with these customers have become almost legendary. But the real deal is that, underneath our business dealings with the customer, Bank Buana genuinely cares about the people it serves.

So, in the first order of things, there is our undivided attention and care for the customer. Beyond that, there is our banking service.

In 2002, Bank Buana was able to enhance both the speed and quality of its banking transactions as a result of the successful roll-out of the ICBS. Our capability now is such that all of our servicing offices are fully on-line, enabling banking operations to run quicker, simpler and more reliable. Obviously, our customers are delighted of this change. Where once it might have taken them two days to transfer money from one Bank Buana office to another, now they can do it in less than two minutes. For our own people, the time saving benefit of an on-line system, replacing what used to be a menial chore of manual processing, is beyond words. With on-line banking, not only will we provide better services, but we will do so in a more cost-effective way.

Product quality and market-wise, the use of an integrated on-line banking system puts Bank Buana at par with some of the largest banks in the country, many times our size. In 2002, our customers were already enjoying our phone banking service, plus mobile banking from their cellular phones. In addition to Buana Visa Electron debit card, our customers now have access to autodebit facilities through their Buana ATM card. By 2003, our customers will have access to, among other services, the 2,800-strong nationwide ATM network of ALTO, Bank Buana Visa Credit Card, and Multi Mobile Banking System service via Telkomsel that is also shared by other leading banks including Bank BNI, Citibank, Bank Danamon and Bank Mandiri.

Doubtless, these are exciting times for Bank Buana. With our dedicated workforce of almost 5,000 people; solid management; on-line network of 159 offices in 17 provinces across the Indonesian archipelago; strong focus on fast-growing consumer and SME banking segments; nonperforming loans of 0.75% of total portfolio; advanced technology platform for multichannel and electronic delivery capabilities; loyal and growing customer base; and prudent approach to banking; we have what it takes to be a leading and respectable bank of our industry.

Going forward, Bank Buana will continue to be guided by prudence, honesty and care for each other, values that have made us successful over the past 46 years. At the same time, we will embrace modern banking technology with all of its promise for a better future. By building on our strengths - resourcefulness, financial discipline and prudent lending - Bank Buana will continue to create value for all of its stakeholders.

Jakarta, December 31, 2002

Jimmy Kurniawan Laihad
President Director

Governance

Since Indonesia's financial implosion of 1997-98, corporate governance has been increasingly seen as an indispensable tool for companies to manage their houses more orderly, anticipate risks and potential problems in advance, and ultimately sustain long-term growth. As a publicly listed company, Bank Buana recognizes the importance of corporate governance, and its role in building and enhancing long-term shareholder value. The key principles of good corporate governance, which include managing professionally with transparency, accountability and integrity; providing stakeholders with accurate and timely information on the company; and building long-term shareholder value; have all been incorporated into the bank's systems and processes. An indication of this is reflected among other things in the establishment of the bank's Internal Audit Unit and the Audit Committee, the Risk Management Unit and the Risk Management Committees, as well as various other management committees.

Strategies Set and Supervised by Independent Boards

A key aspect of Bank Buana's corporate governance is an independent Board of Commissioners and Board of Directors, both of which are chaired by independent Chairman and President Director who do not own any shares of the bank. Commissioners are responsible for overseeing the course and activities of the bank, while Directors set the strategies and policies of the bank and the execution thereof in line with the business objectives of the bank. Strategies are defined as short- to medium-term strategic plans which are reviewed yearly during annual budget exercises. The business objectives of the bank are long-term - typically 5-year - business plans which, among other things, are required by Bank Indonesia as part of the statutory disclosure of a bank to determine its business viability over the long run. As part of good corporate governance, Bank Buana has both its short-term strategic plans as well as long-term objectives in place, as it pursues sustainable growth well into this century.

The current Board of Commissioners comprises four Commissioners, of whom the Chairman is an independent commissioner with no ownership ties whatsoever to the bank, with one other Commissioner serving as the Head of the Audit Committee. The Board of Directors comprises five executive and one non-executive Directors, of whom five are independent. The single non-executive Director is the Compliance Director.

The profiles of the members of the Board of Commissioners and Board of Directors are given in the Corporate Data section of this annual report.

Audit Committee

In their supervisory roles, the Board of Commissioners is assisted by the Audit Committee whose members are appointed by, and are responsible to, the Board of Commissioners. The Audit Committee assists Commissioners in discharging their duties of maintaining a sound and adequate system of internal controls within the bank to safeguard both its assets and shareholders' equity. This includes reviewing the bank's monthly, quarterly, semi annually and annual financial statements in order to ensure compliance with the generally accepted accounting principles in Indonesia as well as disclosure requirements and guidelines of Bank Indonesia, the Indonesian Capital Market Supervisory Board (BAPEPAM), the Jakarta and Surabaya Stock Exchange. The Audit Committee also supervises the work of the Internal Audit Unit, reviewing both the audit policies as well implementation, ensuring adequate coverage in the scope of audit works, and coordinating audit works with external auditors. The Audit Committee investigates and reports to the Board of Commissioners on all matters requiring the latter's attention.

Management Committees

In managing the course and direction of the bank, the Board of Directors is assisted by several management committees responsible in their respective areas. As at year-end 2002, they comprised the Risk Management Committee, Credit Policy Committee, Credit Committee, Asset and Liability Committee, Technology and Information Committee and Human Resources Committee. Together, these committees, directors and senior managers of the bank form the core of the bank's operations, financial, risk and administrative management. The management committees help define adequacy of risk management, operational controls, compliance with statutory regulations, quality of earning assets, recruitment and career development, work efficiency and level of customer service.

Board Meetings

Board meetings between commissioners and directors are scheduled once every month to review the bank's operations. Additional meetings are held quarterly and semiannually to review financial results as well as business targets. Meetings between the Board of Commissioners and the Audit Committee as well as those between the Board of Commissioners and the various management committees take place more frequently.

The following table lists the meetings attended by individual directors and commissioners in 2002.

	Meeting of Board of Commissioners	Meeting of Board of Directors	Meeting of Board of Commissioners & Board of Directors
Raden Rachmad	x		x
Lukito Winarto	x		x
Wimpie Wirja Surja	x		x
Soetadi Limin	x		x
Jimmy Kurniawan Laihad		x	x
Aris Janasutanta Sutirto		x	x
Eddy Muljanto		x	x
Pardi Kendy		x	x
Safrullah Hadi Saleh		x	x

Compliance

Bank Buana makes sure that all of its banking policies and operations adhere fully to prevailing laws and regulations, including the non-conduct of contradictory transactions as stipulated by the Indonesian Capital Market Supervisory Board (BAPEPAM). In fact, one of the cornerstones of our corporate governance lies in our compliance with statutory laws and regulations governing the banking industry, the capital markets and the corporation. Even during the height of the Asian financial crisis, our compliance towards key banking requirements such as capital adequacy ratio, legal lending limit and net open positions have never fallen short of their statutory requirements. Today, they form an even more important foundation for the bank's continuing long-term growth.

Risk Management

In 2002, Bank Buana elevated the role of risk management at the bank by forming the Risk Management Committee which comprises all members of the Board of Directors and senior managers assigned to risk management as well as those from key operating areas such as treasury, foreign-exchange, credit and information technology. The Risk Management Committee reports to the Board of Directors and, much like the relationship between the Audit Committee and the Internal Audit Unit, has control over the bank's Risk Management Unit which is responsible for implementing risk management to day-to-day operations.

Risk management constitutes a key pillar of the bank's operations, with two others being the business operations and the support services operations. As such, risk management operations are separate and distinct from their business or service counterparts. Comprehensive policies and procedures on risk management are currently in the process of formulation for development and implementation across the bank. Bank Buana continues to invest in both people and systems to evaluate risks as they materialize and manage them on a daily basis. The aim is to implement international best practices in the management of credit risks, market risks, liquidity risks and operational risks that are faced by the bank in an integrated risk management framework that could be well monitored by the Risk Management Committee.

Transparency and Disclosure Policies

Bank Buana has long recognized the need for transparency and open management style that has been one of the hallmarks of the close ties that the bank enjoys with customers as well as among and between its people. Since becoming a public company in 2000, we have recognized even more the importance of informing shareholders of all major developments of the bank on a regular and timely basis. To this end, a Corporate Secretary function has been established in the bank, with the key responsibilities of carrying out an effective investor relations programme offering open channels of communications to shareholders and the investment community. In addition to the Annual General Meeting forum and the annual report, shareholders have access to quarterly financial statements published in two main dailies in Indonesia as well as through the bank's interactive website, www.bankbuana.com, for up-to-the-minute dissemination of information and announcements to all stakeholders.

Remuneration of Commissioners and Directors

The policy on remuneration for members of the Board of Commissioners and Board of Directors is contained within the bank's Articles of Association, and duly exercised as per the convenants of said Articles of Association with the approval of the annual general meeting of shareholders. Bank Buana paid the Commissioners an aggregate sum of Rp 2.7 billion and the Directors a total of Rp 8.12 billion in gross salaries and benefits accruing for services rendered during fiscal year 2002.



Consumer & SME Banking

The consumer banking and small and medium-sized enterprises (SME) banking segments in Indonesia have seen intense competition ever since the demise of the corporate banking segment as a result of the Asian financial crisis. Virtually every bank in Indonesia today focuses its sights on the above two market segments simply because they remain the most viable and bankable sectors in Indonesia today.

Bank Buana has focused on these two market segments since our founding in 1956, and because of that, we were able to maintain our dominant position in the market for consumer and SME banking despite the intense competition. As a result, we have an increase market share in all key components of both consumer and small business banking franchises in 2002.

Consumer financing rose by 44.56% to Rp 432.08 billion by year-end 2002, fuelled primarily by robust consumer car loans and growing mortgage financing. Loans in these two lending categories grew by 12.37% and 70.87% to Rp 138.73 billion and Rp 285.05 billion, respectively, reflecting the prevailing strong consumer spending of the Indonesian economy to date. Our popular car loan program, KKB OTO Buana, with up to five-year installment plan and highly competitive rates, had 2,209 accounts as at year-end 2002, and 2,330 accounts the previous year. While our home mortgage facility, KPR Pondok Buana, with up to 10-year term and equally competitive rates, had 2,162 accounts in 2002 compared with 1,534 accounts in 2001.

In the commercial segment, credit to small and medium-sized businesses increased by 42.25% to Rp 2,479.77 billion during the year as we were able to identify specific fast-moving trading segments that afford strong cashflow movements to businesses which we were more than willing to finance. As the Indonesian economy continues its slow but steady recovery, many of our commercial customers saw the opportunity to take an early trading position in the unfolding market. This also provided the momentum for a significant growth in our corporate lending program during the year. Total outstanding loans to companies and institutions in 2002 amounted to Rp 1,043.19 billion, compared to Rp 655.41 billion in 2001. They were derived from various products in the commercial lending category, namely current account overdraft, promissory notes, investment loans, revolving loans, fixed loans, import trust receipt, export financing, agribusiness project financing, export-import credit and syndication loans.

On the funding side, Bank Buana continues to retain the trust of existing customers while gaining exposures to potential new customers as we increased our marketing and promotional efforts slightly in response to the growing public interest in the bank as a result of our initial public offering in 2000. During the banking crisis in Indonesia between 1998 and 2000, Bank Buana was fortunate to receive a sizeable amount of bank deposits that were displaced as a result of banking rush and liquidation of numbers of banks that had occurred frequently at the time. This provided us not only with a sizeable third-party deposits but also a significant increase in our customer base to the point that it may have provided Bank Buana with the critical mass that is fuelling its own growth to date.

In 2002, total third party funds at Bank Buana rose by 4.57 % to approximately Rp 11.47 trillion, from Rp 10.97 trillion in 2001. The increase was more attributable to natural growth, rather than an aggressive marketing campaigning on the part of the bank. Bank Buana refrained from engaging in high-publicity prize draws that are tied to a savings or deposit program. Instead, we offered holders of our Produktif savings account a chance to win semiannual draws of up to Rp 3 billion in prizes, and extolled the virtues of its winning features which include attractive interest rates, an accidental death and disability insurance coverage of up to Rp 10 billion, and on-line banking facilities through the ATM Buana, Buana Visa Electron and Buana Mobile Banking. All this in addition to Bank Buana's convenient and friendly service from the heart.

As a result of our prudent and conservative marketing, the growth of our third party funds have been growing in stages from one year to another. They accrue slowly and steadily over the years, deriving from a solid base. However, both Savings and Deposit accounts have increased in 2002 as customers took advantage of our new on-line banking platform that offered more products and services, faster and more convenient transactions, and better control over their bank accounts.

In 2003, Bank Buana expects to grow its consumer banking franchise even more as the full benefits of our fully on-line and integrated ICBS core banking application systems start to kick in. Already, our customers are enjoying the benefits of on-line banking, from ATM network extension to convenient payment gateway facilities to multichannel electronic delivery systems.



Electronic Banking

Multichannel electronic banking delivery represents Bank Buana's main future growth avenue. With the constantly rising costs associated with traditional branch banking operations today, and increasingly in the future, electronic banking delivery systems such as self-service terminals, credit and debit cards, and payment gateway facilities to a wide range of consumer and public utility services, provide Bank Buana with a more affordable means to compete against both small and large competitors.

In that respect, 2002 proved to be a milestone year for Bank Buana as we successfully rolled out the International Core Banking System, ICBS, application which serves as the technology platform for our electronic banking products and services. In January 2002, Bank Buana set up the Electronic Banking Division to formulate, develop, coordinate, market and maintain the bank's electronic banking products and services. What does electronic banking mean to Bank Buana or to our customers?

To begin with, through electronic means, all our 159 offices operations in 17 provinces across Indonesia are now linked to one another on a fully on-line, real-time basis. This means that our customers can now send or receive money from or in any of Bank Buana branch offices in just a matter of minutes, when it used to take a couple of days at best not so long ago. It also means that our customers have access to the unfolding world of mobile banking services that offer convenience, speed and reliability.

We launched Buana Mobile Banking service on 15 May 2002, and Buana Visa Electron debit card on 15 July 2002. By year-end 2002, our Buana Visa Electron debit card franchise had more than 27,000 cardholders with access to over 39 million merchants and 800,000 ATMs worldwide. These cardholders also have access to the current ATM Bank Buana network in 27 cities. In June 2003, our ATM access will be linked to the ALTO network of some 2,800 plus ATM terminals throughout Indonesia.

Because Bank Buana's network banking application uses a switching interfacing system, our Buana Visa Electron debit card has the versatility to be accepted in a great number of merchants throughout the world regardless of the electronic payment system in use. This is clearly a major benefit that our cardholders enjoy. Moreover, our advanced technology platform has enabled Bank Buana to connect "host-to-host" with third-party vendors such as Telkom, Telkomsel and Indosat IM3, thus offering convenient electronic payment access for customers of these vendors to make their mobile phone subscription purchases through Bank Buana's banking network.

Needless to say, the growth of our electronic banking business has been phenomenal. In the five months since the Buana Visa Electron debit card was launched:

- Its number of cardholders has grown by 395%
- Transaction value with merchants increased by 1,469%
- The amount of cash withdrawals from the ATM Visa Plus network increased 7,415%; number of transactions rose by 911%
- The amount of cash withdrawals from the ATM Bank Buana network increased more than fivefold; number of transactions increased almost by three-fold
- The amount of money transfers through the ATM Bank Buana network increased by four-fold; number of transactions have increased almost doubled

Even in mobile banking, a relatively revolutionary service for Bank Buana's largely traditional customers, growth in the number of customers using the service over slightly more than six months in 2002 was a respectable 272%.

Encouraged by this growth, we intend to develop our electronic banking services further in 2003. Already in the pipeline is Buana Multi Mobile Banking System which allows Bank Buana customers to undertake mobile banking transactions with other banks that is part of the system. Initially, the service will link Bank Buana with Bank BNI and is expected to be ready for service by February 2003. Subsequently, this service will also include links with Citibank, Bank Danamon, Bank Mandiri, Bank Panin and other banks interested in joining the system.

Bank Buana Call Center is expected to be opened and inaugurated in mid 2003. The center will provide round-the-clock banking service assistance, product information and customer response services. An Internet banking service is being considered for launch in the third quarter of 2003 to complement both our mobile banking and call center in terms of 24-hour information and banking services. However, a final decision of this will be subject to the actual market demand for Internet banking, and whether our customer can truly feel at ease with the service in light of prevailing concerns over the security of Internet banking in Indonesia at the present time.

A grand launching of the Buana Visa credit card planned for August 2003 will be the highlight of the year. Not only will this add significantly to the strength of our consumer banking portfolio, but a Visa credit card presence among our growing range of banking products and services will place Bank Buana increasingly among the key and prominent players in the industry.



Treasury

The Treasury Division of Bank Buana is mainly responsible for maintaining the bank's liquidity at all times while also providing treasury-related transactional services to customers such as foreign-exchange transactions, and other derivative products. To a certain extent, the bank also undertakes proprietary money market trading and placement as part of the bank's treasury management in general with respect to both liquidity maintenance and investment returns.

Historically, Bank Buana has been able to maintain positive cashflows such that our cash reserves exceed our cash obligations over a considerable period of time of up to six months or more at a time. This positions us more of a net lender to the inter-bank money market rather than a net borrower. Alternatively, when market risks outweigh returns from both the lending and inter-bank markets, we also place our excess funds in Bank Indonesia Certificates that generally offer better yields than most other marketable securities on the market.

With just 7 personnel that made up the entire Treasury Division of Bank Buana as at year-end 2002, the division generated more than Rp1,178.36 billion in treasury-related transaction earnings during the year, compared to Rp 1,285.43 billion in 2001. This makes the Treasury Division the most productive operational unit of the bank. Fees earned on foreign exchange transactions alone reached a total of Rp 10.55 billion in 2002. In addition, treasury placements in money market as well as marketable securities amounted to Rp 1,106.38 billion in 2002 versus Rp 1,259.94 billion the year before.

Like in any other operating areas of the bank, risk management is applied rigorously to the treasury activities of Bank Buana, if not more rigorously because of the sensitive and critical nature of treasury management. Daily meetings are held among treasury personnel to set the day's trading objectives and limits. In addition, the Treasury is responsible for informing management committees of the possible outcomes of certain financial simulations which presuppose best- and worst-case scenarios. In this way the Treasury Division also acts as a beacon and an early-warning system for the bank's operations in general.



Human Resources

Bank Buana has one of the most loyal, closely-knit group of employees that any bank could hope for. Many of our employees have worked for the bank not only in terms of number of years, but for several generations. Their grandparents had once worked for the bank, as did their fathers or mothers. Such loyalties help keep Bank Buana solid and stable even during the most difficult of times.

In 2002, human resources activities moved up a gear mainly in preparation for the ICBS roll-out. Training for on-line banking systems and applications took centre stage as Bank Buana prepared one branch after another for on-line banking. Almost 2000 personnel from regional branch offices received training in the use of the new core banking application system at our Head Office in Jakarta, while many more participated in the cascading onsite training programs which succeeded in preparing all of our branch offices for the ICBS roll-out by October 2002.

Although became a main activity of the year, ICBS preparation was not the only one occupying management's attention in human resources development in 2002. Bank Buana invests continuously in human resources at all levels. A key consideration of the bank is how to prepare our employees to face future challenges. Like the market that we serve, our bank is changing from traditional banking to convenience banking, from manual processes to electronic postings. While we do not envisage large-scale migration from traditional banking to electronic banking overnight, the significant growth of our electronic banking transactions in 2002 alone is a clear indication of what to expect in the not so distant future. Electronic banking has arrived at Bank Buana and is obviously here to stay.

We are preparing for this growing trend by developing adequate skills and capabilities in our people to keep up with advancing technology. Beginning from our recruitment policy that has been changed to reflect this need, Bank Buana has also reviewed and broadened its human resources development and training programs to include understanding of information technology platforms, systems architecture as well as front-end and back rooms integrating infrastructures. The new emphasis on technology training is in addition to training in the standard banking and managerial skills required of any Bank Buana managers. In 2002, Bank Buana spent a total of Rp 7.46 billion in human resources development and training programs.

The following table gives the composition of the Company's employees based on grade and education, as of 31 December 2002 :

	Description	Personnel	%
I.	**Grade**		
	1. Executive Vice President	5	0.10
	2. Top Executive	44	0.90
	3. Middle Executive	894	18.26
	4. Staff and Non Staff	3,953	80.74
Total		**4,896**	**100.00**
II.	**Education**		
	1. S2 (Master)	6	0.12
	2. S1 (Bachelor)	1,168	23.86
	3. Diploma	597	12.19
	4. Elementary up to Senior High School	3,125	63.83
Total		**4,896**	**100.00**



Risk Management

Bank Buana has factored in all of the risks facing it as a banking institution. Especially since the banking crisis of the late nineties in Indonesia, we have strengthened our risk management and internal control mechanism considerably by instituting adequate checks and balances throughout the bank's various areas of operations. Our risk management starts with the Risk Management Committee which constitutes the bank's highest ranking body in the management of risks. The Committee oversees the work of the Risk Management Unit which is ultimately responsible for the identification, monitoring and management of risks on a daily basis. The Risk Management Committee also coordinates with other management committees in the anticipation and determination of risk management within the scope of responsibilities of respective committees. The following describes the main types of risks faced by Bank Buana and the management thereof.

Credit Risks

Credit risks refer to the possibility of nonpayment by the customer or counterparty to meet its financial obligations with Bank Buana due to default from either inability or unwillingness. Exposure to credit risks arise primarily from lending, trade finance and treasury activities.

The Credit Policy Committee and Credit Committee are primarily responsible for overseeing the management of credit risks. Beginning with the formulation of the credit policies and procedures, the Credit Policy Committee reviews credit activities on the basis of their adherence to written policies and procedures, while also monitoring and enhancing loan asset quality. The Credit Committee sets and reviews concentration limits on the basis of customer, business segment, market and business viability, while constantly monitoring credit portfolio risk. Industry risks are evaluated and monitored by taking into account the social, economical and political dynamics that may have a significant impact on bank asset quality.

The role of the Board of Directors in credit risk management is to oversee the development of adequate risk management skills and regimen within senior management staff through either training programs, strategy formulation or empirical evidence. Management is also involved in the enhancement of credit facilitation, by striking a balance between the need for fast and convenient credit service deliveries with the demands for rigorous and independent credit assessment.

With the recent use of a core banking application system which integrates most of the bank's activities, including all credit activities, in a single platform, Bank Buana has embarked on a credit risk rating of all major commercial and corporate borrowers in order to have a historical data for future credit risk references. In due time, our credit risk ratings will not only facilitate better decision making, but also enhance our credit portfolio management further, providing more efficient and integrated credit risk management system to the bank.

Market Risks

Market risks involve market price and interest rate risks, arising in the ordinary course of the bank's business. Market price risks stem from risk to bank earnings arising from changes in interest rates, foreign exchange rates, equity and bond prices, and other market volatilities in general.

The Asset Liability Committee (ALCO) is primarily responsible for monitoring and managing the above market risks for Bank Buana. Market risks are monitored, measured and assessed daily by a team of monitors which report their findings to ALCO for appropriate action. A more consistent methodology as well as framework for risk assessment and management are being developed by Bank Buana to ensure greater consistency and uniformity in market risk management across the bank in the near future.

Some of these methodologies are based on current international best practices, including commonly used market risk control mechanism such as value-at-risk, marked to market valuation, on-line tracking of stop-loss limit to trading position, stress testing and back testing of portfolios and risk models; all of which are still relatively new to Bank Buana and are being introduced gradually into our market risk management system.

Liquidity Risk Management

Liquidity risks arise from the obligations for withdrawals of deposits, repayments of borrowings or purchased funds at maturity, extensions of credit lines and working capital needs, any one or all of which cannot be met by Bank Buana. Fortunately, there has never been a time in which the financial obligations of Bank Buana exceeds our capital resources or even freely distributable cashflows. However, this does not mean that we can take our excess liquidity for granted. We constantly seek to manage our liquidity risk across all classes of assets and liabilities to ensure that even under the most adverse conditions, Bank Buana has ready access to funds at reasonable cost.

Our key liquidity strategy rests upon our prudent banking approach as well as on full compliance with the regulatory reserves requirement of Bank Indonesia with respect to capital adequacy ratio, minimum level of liquid assets, and reserves placement with the central bank. In addition to this, Bank Buana keeps a substantial size of assets in the form of liquid marketable debt securities including Bank Indonesia Certificates and government issued bonds.

Because of existing low loan-to-deposit ratio, third-party deposits currently constitute one of Bank Buana's principal source of funds. These deposits are derived from a diversified retail, commercial and institutional deposit base. From time to time, Bank Buana may raise funds locally or internationally through a variety of instruments, such as our initial public offering at both Jakarta & Surabaya Stock Exchange in 2000. The various sources of funding available to Bank Buana will be explored and considered as needed and on an ongoing basis.

Operational Risks

Operational risks are potential financial loss or reputational damage that arise from system failure, faulty operations, human negligence, fraud and disruption of business due to both internal and external factors such as labour strike, sabotage, mass riots, smearing campaigns, fire and natural disasters.

The use of advanced management information systems by Bank Buana has increased the operational risk aspect of the bank from a possible system failure. This, and other operational risks posed by human limitations and inadequacies, are the main responsibilities of the Information Technology Committee and the Human Resources Committee. The two committees work together to identify and resolve failsafe measures of the uninterrupted use of information technology systems and the required level of people competence and expertise in running these systems.

In addition to those two committees, the Board of Commissioners along with its Audit Committee and the bank's Internal Audit Unit have key roles in the monitoring and management of operational risks through an adequate system of internal controls, establishing a comprehensive set of systems and procedures to monitor banking transactions, trading positions as well as proper business documentation.

Also pursuant to a comprehensive coverage on operational risks is the role of the Compliance Director which monitors adherence to such statutory requirements as capital adequacy, legal lending limit, net open positions, nonperforming loan ratio; as well as overall management quality and responsible corporate conduct related to good corporate governance.

With the continuing growth in the size and scope of Bank Buana's operations, we have also continued to strengthen our organizational structure to reflect these changes. In the past year alone, the bank has formed three new management committees and a separate Risk Management Unit to work in tandem with the Internal Audit Unit. All this is designed to enhance risk management, internal control and governance processes in ensuring the growth of long-term shareholder value.



Social Responsibility

As a longstanding and helpful community bank, an essential part of Bank Buana's activities is reaching out to the communities where we operate. This is done through company support to various community programs as well as voluntary undertakings by employees.

In 2002, we expressed our care for the community by arranging visits to thirteen nursing homes for the elderly and orphanages. These visits took place between November and December of 2002 to coincide with both the Id celebration and Christmas season of the year, bringing joy and happiness to the members of these homes and orphanages that we visited.

For a full month, twice weekly, selected employees and representatives of Bank Buana visited these homes and engaged the elderly and orphans in joyful singing and festivities. With these visits, we also donated foodstuffs and other goods worth a total of Rp 37.6 million. More than six tons of rice, 1,300 pieces of sarongs and 500 dozen packs of balm were donated. This was in addition to separate donations of hundreds of packages of instant noodles, butter cookies, clothing and bedsheets from individual branch offices within the same community of a particular home.

Bank Buana sees its social contribution as part of the efforts to foster closer ties with members of the Bank's immediate communities, with whom we would like to share our success and growth in a number of ways in the future.


Rp
Reviews

The following is a brief analysis of the results of operations and financial condition of PT Bank Buana Indonesia Tbk. ("The Bank") in fiscal year 2002. Corresponding financial data from 2001are also presented for comparison and analytical purposes.

Results of Operations

Net Income

The Bank booked Rp 251.25 billion of net income in fiscal year 2002, representing a slight decline of Rp 8.65 billion, or 3.33%, from net income of Rp 259.90 billion in 2001. This was mainly due to the recovery of foreclose assets of Rp 35.67 billion that was booked under net income in 2001.

Main Profit and Loss Components

December 31 (Rp billion)	2002	2001	Growth	
	Rp	Rp	Rp	%
Interest income including fees and commissions on loans	1,727.27	1,669.58	57.69	3.46
Interest expenses including fees and commissions paid	(1,105.12)	(1,027.92)	77.20	7.51
Net interest income	622.15	641.66	(19.51)	(3.04)
Other operational income	137.62	101.53	36.09	35.55
Other operational expenses	(414.49)	(386.55)	27.95	7.23
Operational income-net	345.28	356.64	(11.36)	(3.19)
Non operational income and expenses	12.10	3.11	8.99	289.07
Net income before tax	357.38	359.75	(2.37)	(0.66)
Tax expenses	(106.13)	(99.85)	6.28	6.29
Net income	251.25	259.90	(8.65)	(3.33)

Interest Income

Interest income, including fees and provision income from loans, is derived from the Bank's loan outstanding, marketable securities, and placement and current account with other banks. In 2002, interest income amounted to Rp 1,727.27 billion, an increase of Rp 57.69 billion, or 3.46%, from Rp 1,669.58 billion in 2001.

Interest income from the Bank's marketable securities portfolios declined by Rp 118.52 billion, or 9.85%, from Rp 1,202.72 billion in 2001 to Rp 1,084.20 billion, accounting for 62.77% of total interest income in 2002. Interest income from loan portfolios recorded a growth of Rp 204.14 billion, or 54.87%, from Rp 372.03 billion in 2001 to Rp 576.17 billion in 2002, mainly due to increased loan disbursement during the year.

Interest Expenses

Interest expenses in 2002 amounted to Rp 1,105.12 billion, representing an increase of Rp 77.20 billion, or 7.51%, from Rp 1,027.92 billion in 2001. Interest paid on the Bank's third-party deposits, comprising current account, savings and time deposits, represented the bulk of interest expenses, and amounted to Rp 1,048.81 billion in 2002, or 94.90% of total interest expenses in 2002.

Net Interest Income

Net interest income in 2002 amounted to Rp 622.15 billion, a slight decline of Rp 19.51 billion, or 3.04%, from net interest income of Rp 641.66 billion in 2001. The ratio of net interest income to average earning assets declined slightly to 5.31% in 2002, compared to 5.57% in 2001.

Table : Interest Revenue and Expenses

December 31 (Rp billion)	2002		2001		Growth	
	Rp	%	Rp	%	Rp	%
Interest Revenue						
Loans receivable	576.17	33.36	372.03	22.28	204.14	54.87
Placement with other banks	22.18	1.28	57.22	3.43	(35.04)	(61.24)
Marketable Securities :	1,084.20	62.77	1,202.72	72.04	(118.52)	(9.85)
* Certificate of Bank Indonesia	863.40	49.99	1,036.23	62.07	(172.83)	(16.68)
* Other Marketable Securities	220.80	12.78	166.49	9.97	54.31	32.62
Demand Deposits with other banks	0.52	0.03	2.39	0.14	(1.87)	(78.24)
Commissions	44.20	2.56	35.22	2.11	8.98	25.50
Total Interest Revenue	**1,727.27**	**100.00**	**1,669.58**	**100.00**	**57.69**	**3.46**
Interest Expenses						
Demand Deposits	127.86	11.57	141.43	13.76	(13.57)	(9.59)
Saving Accounts	385.05	34.84	391.47	38.08	(6.42)	(1.64)
Time Deposits	535.90	48.49	448.35	43.62	87.55	19.53
Interbank Borrowings	29.17	2.64	19.61	1.91	9.56	48.75
Premium paid in connection with the government guarantee on certain obligation of the banks	27.11	2.45	26.51	2.58	0.60	2.26
Others	0.03	0.01	0.55	0.05	(0.52)	(94.55)
Total Interest Expenses	**1,105.12**	**100.00**	**1,027.92**	**100.00**	**77.20**	**7.51**

Other Operating Income

Other operating income in 2002 amounted to Rp 137.62 billion, which represented an increase of Rp 36.09 billion, or 35.55% from Rp 101.53 billion in 2001. The major contributor to this increase was gain from revenue from commissions and service of non loan receivable rose from Rp 25.65 billion to Rp 35.33 billion and profit from marketable securities sold and due Rp 38.15 billion.

Other Operating Expenses

Other operating expenses amounted to Rp 414.49 billion during 2002, increasing by Rp 27.94 billion, or 7.23%, from Rp 386.55 billion in 2001. The major components of other operating expenses were personnel expenses and general and administrative expenses, which accounted for 50.91% and 45.56%, respectively, of total other operating expenses in 2002.

Personnel expenses grew by Rp 31.66 billion, from Rp 179.37 billion in 2001 to Rp 211.03 billion in 2002, mainly due to the increase in employee salaries and benefits.

General and administrative expenses increased by Rp 42.54 billion to Rp 188.85 billion, compared with Rp 146.31 billion in 2001, mostly attributable to the higher prices of goods and services in 2002.

Table : Other Operational Revenue

December 31 (Rp billion)	2002		2001		Growth	
	Rp	%	Rp	%	Rp	%
Other operational revenue						
Revenue from foreign currency transactions, net	10.55	7.67	20.06	19.76	(9.51)	(47.41)
Revenue from derivative transactions, net	11.71	8.51	9.20	9.06	2.51	27.28
Revenue from commissions and service non loans receivable	35.33	25.67	25.65	25.26	9.68	37.74
Un-realization revenue due to increase in marketable securities traded value	11.05	8.03	(6.15)	(6.06)	17.20	279.67
Profit from marketable securities sold and due	38.15	27.72	-	-	38.15	-
Recovery of provision of other asset decrease value	-	-	35.67	35.13	(35.67)	-
Other revenue, net	30.83	22.40	17.10	16.85	13.73	80.19
Total	**137.62**	**100.00**	**101.53**	**100.00**	**36.09**	**35.55**
Other operational expenses						
(Expenses) Recovery of allowance of loans written off, and other productive assets, net	6.83	1.65	(36.83)	(9.53)	(43.66)	(118.54)
Personnel	(211.03)	(50.91)	(179.37)	(46.40)	31.66	17.65
Building	(21.45)	(5.18)	(24.03)	(6.22)	(2.58)	(10.74)
General and Administrative	(188.84)	(45.56)	(146.32)	(37.85)	42.52	(29.06)
Total	**(414.49)**	**(100.00)**	**(386.55)**	**(100.00)**	**27.94**	**7.23**
Total other operational revenue, net	**(276.87)**		**(285.02)**		**(8.15)**	**(2.86)**

Financial Position

As at year-end 2002, total assets of the Bank amounted to Rp 13,281.36 billion, while its total liabilities and shareholders' equity amounted to Rp 12,007.78 billion and Rp 1,273.58 billion, respectively.

Earning Assets

Total earning assets of the Bank amounted to Rp 12,135.65 billion as at year-end 2002, an increase of Rp 838.54 billion, or 7.42%, over the previous year.

Table of Productive Assets

December 31 (Rp billion)	2002		2001		Growth	
	Rp	%	Rp	%	Rp	%
Demand deposits with other banks	83.52	0.69	88.17	0.78	(4.65)	(5.27)
Placement with other banks	1,218.83	10.04	1,049.68	9.29	169.15	16.11
Marketable securities :	6,677.57	55.02	6,281.32	55.60	396.25	6.31
Certificate of Bank Indonesia	5,445.97	44.88	5,462.52	48.35	(16.55)	(0.30)
Other marketable securities	1,231.60	10.15	818.80	7.25	412.80	50.42
Purchase and sales of forward marketable securities contract	200.69	1.65	1,180.45	10.45	(979.76)	(83.00)
Loans receivable	3,955.04	32.59	2,697.49	23.88	1,257.55	46.62
Total	**12,135.65**	**100.00**	**11,297.11**	**100.00**	**838.54**	**7.42**

Loans

Total loans outstanding as at year-end 2002 amounted to Rp 3,955.04 billion, representing a significant increase of Rp 1,257.55 billion, or 46.62%, from Rp 2,697.49 billion a year earlier, mainly due to the strong growth of lending activities to the trading, restaurant and hotel sector as well as the manufacturing sector. Total lending to these two sectors amounted to Rp 2,805.35 billion, or 70.93% of total loan outstanding as at year-end 2002.

Table of Loans Disbursed by Economic Sector

December 31 (Rp billion)	2002		2001		Growth	
	Rp	%	Rp	%	Rp	%
Agriculture and Agriculture infrastructure	27.98	0.71	20.15	0.75	7.83	38.86
Mining	0.76	0.02	0.62	0.02	0.14	22.58
Industry	1,015.62	25.68	660.55	24.49	355.07	53.75
Electricity, Gas and Water	0.76	0.02	0.25	0.01	0.51	204.00
Construction	96.82	2.45	51.23	1.90	45.59	88.99
Trading, restaurant and hotel	1,789.73	45.25	1,237.59	45.88	552.14	44.61
Transportation, warehousing and Communication	143.29	3.62	134.11	4.97	9.18	6.85
Business Service	404.95	10.24	265.64	9.85	139.31	52.44
Social Service	43.04	1.09	23.97	0.89	19.07	79.56
Others	432.09	10.92	303.38	11.24	128.71	42.43
Total	**3,955.04**	**100.00**	**2,697.49**	**100.00**	**1,257.55**	**46.62**

The Bank offers a wide range of loan facilities to meet the different needs of its customers. With many of these being in the commercial segment, they have a need for an overdraft facility to handle their day-to-day payment transactions. As at year-end 2002, overdraft facilities amounted to Rp 2,093.69 billion and accounting for 52.94% of the Bank's total loan outstanding.

Table of Loans Disbursement by Loan Types

December 31 (Rp billion)	2002		2001		Growth	
	Rp	%	Rp	%	Rp	%
Current account overdrafts	2,093.69	52.94	1,453.49	53.88	640.20	44.05
Promissory loans	145.80	3.69	84.61	3.14	61.19	72.32
Import loans	30.20	0.76	51.83	1.92	(21.63)	(41.73)
Fixed loans	168.93	4.27	131.09	4.86	37.84	28.87
Installment loans	754.78	19.08	499.27	18.51	255.51	51.18
Housing loans	285.06	7.21	166.82	6.18	118.24	70.88
Investment loans	288.64	7.30	135.67	5.03	152.97	112.75
EXIM VI loans	2.91	0.07	7.04	0.26	(4.13)	(58.66)
Vehicle loans	138.73	3.51	123.45	4.58	15.28	12.38
Export loans	34.99	0.88	27.63	1.02	7.36	26.64
Agriculture project	-	-	0.52	0.02	(0.52)	(100.00)
Multi purpose loans	3.31	0.08	3.02	0.11	0.29	9.60
Employee loans	4.99	0.13	5.03	0.19	(0.04)	(0.80)
Apartment loans	-	-	0.56	0.02	(0.56)	100.00
syndicated loans	1.05	0.03	7.46	0.28	(6.41)	(85.92)
Micro Business Loans	1.96	0.05	-	-	1.96	100.00
Total	**3,955.04**	**100.00**	**2,697.49**	**100.00**	**1,257.55**	**46.62**

Working capital loans accounted for 82.52% of the Bank's total loan outstanding, amounting to Rp 3,263.82 billion as at year-end 2002. This represented an increase of Rp 1,005.91 billion over the amount a year earlier.

Table of Loans Disbursement by Usage

December 31 (Rp billion)	2002		2001		Growth	
	Rp	%	Rp	%	Rp	%
Working Capital	3,263.81	82.52	2,257.91	83.70	1,005.90	44.55
Investment	259.14	6.55	133.83	4.96	125.31	93.63
Consumption	432.09	10.93	305.75	11.33	126.34	41.32
Total	**3,955.04**	**100.00**	**2,697.49**	**100.00**	**1,257.55**	**46.62**

Funding

Total third-party funds as at year-end 2002 amounted to Rp 11,735.70 billion, which represented an increase of Rp 766.78 billion, or 6.99%, over the amount a year earlier at Rp 10,968.92 billion. In nominal amount, time deposits registered the largest increase at Rp 836.19 billion, and accounted for 41.20% of the Bank's total third party funds.

Table of Composition and Total Third-Party Accounts

December 31 (Rp billion)	2002		# Account	2001		# Account
	Rp	%		Rp	%	
Demand Deposit	2,969.86	25.31	29,770	3,082.17	28.10	30,960
Saving Account	3,930.41	33.49	144,858	3,887.51	35.44	165,478
Time Deposit	4,835.41	41.20	42,642	3,999.24	36.46	40,524
Total	**11,735.70**	**100.00**	**217,270**	**10,968.92**	**100.00**	**236,962**

Borrowings represented another source of funding for the Bank in 2002. As at year-end 2002, total borrowings amounted to Rp 56.48 billion, decrease by Rp 10.63 billion from Rp 67.11 billion at year-end 2001. The decrease in the Bank's borrowings was due to repayment of principal of borrowing to World Bank (AFP Facility) and to Exim Bank of Japan.

Equity

Total shareholders' equity as at year-end 2002 amounted to Rp 1,273.58 billion, which represented an increase of Rp 244.73 billion over the amount a year earlier.

Bank Soundess

The banking sector in Indonesia is regulated by Bank Indonesia as the central bank which, among other things, determines the level of soundness of banking operations in terms of capital adequacy, earning asset quality, legal lending limit, net open position and liquidity level.

Capital Adequacy

As at year-end 2002, total Tier-I and Tier-II capital of the Bank stood at Rp 1,211.38 billion, while its risk-weighted assets amounted to Rp 5,417.51 billion, giving a capital adequacy ratio (CAR) of 22.34%. This represented a slight decline from a CAR of 23.71% a year earlier, due to the increase in the Bank's risk-weighted assets corresponding to its earning asset growth during the year 2002. However, it still well above the 8% minimum as stipulated by Bank Indonesia.

Table of CAR Calculation and Breakdown

December 31 (Rp billion)	2002	2001	Growth
	Rp	Rp	Rp
Tier I Capital			
Paid up Capital	744.49	485.00	259.49
Additional paid up capital, Net	165.77	23.57	142.20
Difference of transactions value of controlled entity restructuring	(6.22)	(6.22)	-
Unrealized gain (loss) on increase (decrease) in market value of marketable securities available for sale	1.70	0.32	1.38
General reserve	13.00	10.00	3.00
Previous net income	0.31	153.00	(152.69)
Gain (loss) year end income, Net	121.56	129.95	(8.39)
Subtotal	**1,040.61**	**795.62**	**244.99**
Tier II Capital			
Difference of reappraisal of fixed assets	103.28	103.28	-
Allowances for possible productive assets losses	67.49	49.60	17.89
Borrowings capital	-	-	-
Subordinated loans	-	-	-
Subtotal	**170.77**	**152.88**	**17.89**
Total Capital (Tier I and Tier II)	**1,211.38**	**948.50**	**262.88**
Investment	(0.89)	(7.90)	(7.01)
Total capital	1,210.49	940.60	269.89
Total Risk Weighted Asset	5,417.51	3,967.68	1,449.83
Capital adequacy ratio	22.34%	23.71%	(1.37%)
Tier I Capital percentage	19.21%	20.05%	(0.84%)
CAR (according to BI)	8.00%	8.00%	0.00%

Earning Asset Quality

As at year-end 2002, provision for possible losses on earning asset amounted to Rp 75.27 billion, which accounted for 0.62% of total earning assets. The amount for 2001 were Rp 107.21 billion or 0.95% of total earning assets.

Table of Loan Quality Classification

December 31 (Rp billion)	2002		2001	
	Rp	%	Rp	%
Current	3,787.40	95.76	2,558.98	94.87
Special Mention	137.85	3.49	62.92	2.33
Substandard	18.91	0.48	28.20	1.05
Doubtful	1.38	0.03	7.31	0.27
Loss	9.50	0.24	40.08	1.49
Total	**3,955.04**	**100.00**	**2,697.49**	**100.00**
Total Non performing loan	29.79		75.59	
NPL ratio	0.75%		2.80%	

The amount of nonperforming loans (substandard, doubtful and loss categories) was Rp 29.79 billion as at year-end 2002, or 0.75% of the total loan portfolio. This was a significant improvement over nonperforming loan ratio (NPL) in 2001of 2.80%.

Table of Allowance for possible Losses on Loans

December 31 (Rp billion)	2002 Rp	2001 Rp
Beginning balance	(75.63)	(48.60)
Provision during the year	4.40	(16.74)
Loans written off	28.20	0.62
Recovery of loans previously written off	(5.07)	(10.86)
Exchange rate difference	0.28	(0.05)
Balance at end of year	(47.82)	(75.63)

In line with the improving quality of the Bank's loan portfolio, the balance of loan loss allowance as at year-end 2002 was Rp 47.82 billion, or 1.21% of total loan outstanding, compared to 2.8% in 2001.

Legal Lending Limit

In loan disbursement activities to the retail and medium scale businesses, the Bank has always stayed within the stipulated limits. The largest loan to debtor group was Rp 90.08 billion, or only 2.28% of total loan portfolio. Meanwhile, loans to affiliated parties, including to employees of the Bank, accounted for only 2.01% of the Bank's total loan disbursement as at year-end 2002.

Table of Major Loans Disbursed

No	Group Debtor			Individual Debtor		
	Loans Outstanding (Rp Million)	**Total Facility (Rp Million)**	**Total Facility/Equity (%)**	**Loans Outstanding (Rp Million)**	**Total Facility (Rp Million)**	**Total Facility/Equity (%)**
1	90,082.17	104,324.91	8.62	18,913.00	20,118.00	1.66
2	76,553.00	76,553.00	6.32	17,024.00	18,720.00	1.55
3	56,675.39	63,750.00	5.27	14,595.00	15,950.00	1.32
4	42,074.00	42,249.00	3.49	6,309.00	10,663.00	0.88
5	31,161.34	41,312.50	3.41	0.00	10,000.00	0.83
6	39,475.00	39,475.00	3.26	9,510.00	9,524.00	0.77
7	31,763.00	36,000.00	2.97	7,482.00	8,849.00	0.73
8	21,850.48	33,770.41	2.79	6,575.00	7,758.00	0.64
9	21,837.00	30,000.00	2.48	4,639.00	6,789.00	0.56
10	26,863.28	29,303.07	2.42	6,549.00	6,600.00	0.55
11	26,478.00	26,478.00	2.19	6,210.00	6,547.00	0.54
12	21,880.00	21,827.00	1.80	5,300.00	6,500.00	0.54
13	21,718.00	21,718.00	1.79	3,992.00	6,400.00	0.53
14	18,913.00	20,118.00	1.66	4,346.00	6,359.00	0.53
15	17,024.00	18,720.00	1.55	5,390.00	6,225.00	0.51
16	16,871.62	18,375.65	1.52	1,452.00	6,000.00	0.50
17	-	18,000.00	1.49	4,237.00	6,000.00	0.50
18	15,594.41	17,871.71	1.48	5,581.00	5,893.00	0.49
19	16,359.14	16,811.73	1.39	1,782.00	5,574.00	0.46
20	9,820.42	15,196.34	1.26	2,264.00	5,500.00	0.45
Total	**602,993.25**	**691,854.32**		**132,150.00**	**175,969.00**	

Net Open Position

As at year-end 2002, the Bank's Net Open Position was Rp 15.79 billion or 1.30% of equity in nominal amount, compared to the corresponding position at year-end 2001 of 1.20%.

Liquidity

As at year-end 2002, the Bank had liquidity reserves of Rp 6,298.72 billion, comprising Rp 220.31 billion in cash and cash equivalent, Rp 632.44 billion in demand deposit placements with Bank Indonesia and with other banks, and Rp 5,445.97 billion in Bank Indonesia Certificates (SBI). These liquid reserves represented 53.67% of the Bank's third-party funding in 2002.

Responsibility for Financial Reporting

This Annual Report, and the accompanying financial statements and related financial information, are the responsibility of the Management of PT Bank Buana Indonesia Tbk. and have been approved by members of the Board of Commissioners and the Board of Directors whose signatures appear on the next pages.

Signatures of the Board of Commissioners

RADEN RACHMAD Chairman	
LUKITO WINARTO Commissioner	
WIMPIE WIRJA SURJA Commissioner	
SOETADI LIMIN Commissioner	

Signatures of the Board of Directors

JIMMY KURNIAWAN LAIHAD President Director	
ARIS JANASUTANTA SUTIRTO Director	
EDDY MULJANTO Director	
PARDI KENDY Director	
SAFRULLAH HADI SALEH Director	
SOEHADIE TANSOL Director	

R e p o r t

PT BANK BUANA INDONESIA Tbk

FINANCIAL STATEMENTS
YEARS ENDED 31 DECEMBER 2002 AND 2001

CONTENTS



Siddharta Siddharta & Widjaja
Registered Public Accountants
License No. : KEP - 232/KM.6/2002

33rd Floor Wisma GKBI
28, Jl. Jend. Sudirman
Jakarta 10210
Indonesia

PO Box 4781
Jakarta 12047
Indonesia

Tel. 62 (21) 574 2333
62 (21) 574 2888
Fax. 62 (21) 574 1777
62 (21) 574 2777

Independent Auditor's Report

No.: L.02 -138-03.

The Shareholders,
Commissioners and Directors
PT Bank Buana Indonesia Tbk:

We have audited the accompanying balance sheets of PT Bank Buana Indonesia Tbk (the "Bank") as of 31 December 2002 and 2001, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT Bank Buana Indonesia Tbk as of 31 December 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Indonesia.

As discussed in Note 37 to the financial statements, many Asia Pacific countries, including Indonesia, are experiencing economic difficulties including liquidity problems, volatility in prices and significant slowdowns in business activity.

Siddharta Siddharta & Widjaja
Registered Public Accountants
License No. KEP-232/KM.6/2002

Drs. Istata Taswin Siddharta
Public Accountant License No. 98.1.0192

Jakarta, 7 February 2003

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

PT BANK BUANA INDONESIA Tbk

BALANCE SHEETS
31 DECEMBER 2002 AND 2001
(In thousands of Rupiah, unless otherwise stated)

ASSETS	Notes	2002	2001
Cash on hand	2a,3	220,307,463	122,670,815
Demand deposits with Bank Indonesia	2a,4	548,923,451	518,880,138
Demand deposits with other banks	2a,5	83,516,095	88,166,741
Allowance for uncollectible demand deposits with other banks	2n	(835,161)	(881,667)
Placements with other banks	2h,6	1,218,831,783	1,049,679,804
Allowance for uncollectible placements with other banks	2n	(12,188,318)	(10,496,664)
Marketable securities	2i,7		
Trading		925,041,761	756,916,959
Available-for-sale			
Related parties	2c,35	1,882,249	-
Non-related parties		38,180,363	29,171,451
Held-to-maturity		5,712,467,339	5,495,236,986
Allowance for uncollectible marketable securities	2n	(12,350,537)	(8,188,035)
Marketable securities purchased with agreements to resell	2j,8	200,687,500	1,180,453,147
Allowance for uncollectible marketable securities purchased with agreements to resell	2n	(2,069,514)	(12,021,579)
Derivative receivables	2g,9	1,419,886	2,380,279
Allowance for uncollectible derivative receivables	2n	(14,199)	(23,803)
Loans receivable	2k,10		
Related parties	2c,35	79,545,992	37,215,869
Non-related parties		3,875,495,655	2,660,272,258
Allowance for uncollectible loans receivable	2n	(47,823,878)	(75,626,846)
Acceptance receivables	2m,11		
Related parties	2c,35	2,122,564	737,978
Non-related parties		14,113,974	16,121,377
Allowance for uncollectible acceptance receivables	2n	(162,365)	(168,594)
Long-term investments	2o,12	889,000	7,889,000
Allowance for decline in value of long-term investments	2n	(71,400)	(78,890)
Other receivables	2e	31,425,062	35,451,919
Fixed assets, acquisition cost/revaluation value	2p,13	457,937,439	399,778,984
Accumulated depreciation		(141,191,757)	(100,184,353)
Other assets	2q,2s,14,18		
Related parties	2c,35	8,326,924	165,000
Non-related parties		80,243,172	80,583,194
Allowance for decline in value of other assets		(3,292,536)	-
TOTAL ASSETS		13,281,358,007	12,274,101,468

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

BALANCE SHEETS (Continued)
31 DECEMBER 2002 AND 2001
(In thousands of Rupiah, unless otherwise stated)

LIABILITIES & SHAREHOLDERS' EQUITY	Notes	2002	2001
LIABILITIES			
Liabilities payable on demand	15	64,330,566	51,622,052
Deposits by non-bank customers	16		
Related parties	2c,35	348,545,658	237,090,291
Non-related parties		11,101,688,428	10,717,363,898
Deposits by other banks	16		
Related parties	2c,35	-	293,083
Non-related parties		285,467,134	14,179,943
Derivative payables	2g,9	2,199,684	2,659,374
Acceptance payables	2m,11	16,236,538	16,859,355
Borrowings	17	56,483,813	67,105,738
Accrued expenses		27,202,342	34,381,033
Taxes payable	18	42,845,370	62,986,102
Other liabilities		60,776,180	38,332,475
Estimated loss on commitments and contingencies	2n	2,005,324	2,381,762
TOTAL LIABILITIES		12,007,781,037	11,245,255,106
SHAREHOLDERS' EQUITY			
Share capital at par value of Rp 250 (in whole Rupiah) per share in 2002 and Rp 500 (in whole Rupiah) per share in 2001: Authorized share capital: 7,200,000,000 shares (2002), 1,800,000,000 shares (2001) Issued and paid-up share capital: 2,977,976,810 shares (2002), 970,000,000 shares (2001)	1b,19	744,494,203	485,000,000
Additional paid-in capital, net	2r,20	165,772,476	23,566,959
Revaluation increment on fixed assets	2p,21	103,280,134	103,280,134
Difference in value of transactions with entities under common control	2d,22	(6,219,762)	(6,219,762)
Unrealized gain from increase in fair value of available-for-sale marketable securities	2i,7	1,696,853	321,521
Retained earnings		264,553,066	422,897,510
TOTAL SHAREHOLDERS' EQUITY		1,273,576,970	1,028,846,362
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		**13,281,358,007**	**12,274,101,468**

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF INCOME
YEARS ENDED 31 DECEMBER 2002 AND 2001
(In thousands of Rupiah, unless otherwise stated)

	Notes	2002	2001
OPERATIONAL REVENUE AND EXPENSES:			
Interest revenue:			
Interest	2e,23	1,683,068,461	1,634,361,770
Commission	2f	44,204,819	35,217,414
		1,727,273,280	1,669,579,184
Interest expenses	2e,24,38	(1,105,126,923)	(1,027,919,242)
Net interest income		622,146,357	641,659,942
Other operational revenue:			
Revenue from foreign currency transactions, net	2b	10,549,808	20,059,311
Revenue from derivative transactions, net	2g	11,711,192	9,199,080
Fees from credit unrelated transactions	2f	35,327,152	25,646,456
Unrealized gain (loss) from increase (decrease) in fair value of trading marketable securities	2i,7	11,050,875	(6,153,625)
Gain from trading marketable securities which have been sold and matured	2i	38,147,500	-
Recovery of allowance for decline in value of other assets		-	35,670,675
Other income, net		30,834,733	17,106,296
		137,621,260	101,528,193
Other operational expenses:			
Recovery (expenses) of allowance for uncollectible loans and other productive assets, net	2n	6,829,918	(36,826,983)
Personnel expenses	2c,25,35	(211,025,414)	(179,374,291)
Occupancy expenses	2c,35	(21,451,843)	(24,033,076)
General and administrative expenses	2c,26,35,38	(188,846,068)	(146,311,103)
		(414,493,407)	(386,545,453)
Other operational expenses, net		(276,872,147)	(285,017,260)
NET OPERATING INCOME		345,274,210	356,642,682

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF INCOME (Continued)
YEARS ENDED 31 DECEMBER 2002 AND 2001
(In thousands of Rupiah, unless otherwise stated)

	Notes	2002	2001
NON-OPERATIONAL REVENUE:			
Gain on sale of fixed assets, net	2p	10,736,240	2,812,186
Others		1,364,238	295,687
		12,100,478	3,107,873
INCOME BEFORE TAX		357,374,688	359,750,555
INCOME TAX EXPENSES	2s,18	(106,126,939)	(99,850,514)
NET INCOME FOR THE YEAR		**251,247,749**	**259,900,041**
EARNINGS PER SHARE (IN WHOLE RUPIAH):	2t,27		
Net operating income		124	132*
Net income		90	96*

**After restatement of weighted average number of shares issued (Note 27)*

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED 31 DECEMBER 2002 AND 2001
(In thousands of Rupiah, unless otherwise stated)

	Share capital	Additional paid-in capital, net	Revaluation increment on fixed assets	Difference in value of transactions with entities under common control	Unrealized gain (loss) from increase (decrease) in fair value of available-for-sale marketable securities	Retained earnings: Appropriated retained earnings	Retained earnings: Un-appropriated retained earnings	Total shareholders' equity
Balance as of 31 December 2000	485,000,000	23,566,959	-	(6,219,762)	(112,428)	2,000,000	192,037,469	696,272,238
Net income for the year	-	-	-	-	-	-	259,900,041	259,900,041
Payment of cash dividends (Note 28)	-	-	-	-	-	-	(31,040,000)	(31,040,000)
Appropriated retained earnings*	-	-	-	-	-	8,000,000	(8,000,000)	-
Revaluation increment on fixed assets (Notes 2p and 21)	-	-	103,280,134	-	-	-	-	103,280,134
Unrealized gain from increase in fair value of available-for-sale marketable securities (Notes 2i and 7)	-	-	-	-	433,949	-	-	433,949
Balance as of 31 December 2001	485,000,000	23,566,959	103,280,134	(6,219,762)	321,521	10,000,000	412,897,510	1,028,846,362
Net income for the year	-	-	-	-	-	-	251,247,749	251,247,749
Payment of cash dividends (Note 28)	-	-	-	-	-	-	(129,980,000)	(129,980,000)
Appropriated retained earnings**	-	-	-	-	-	3,000,000	(3,000,000)	-
Distribution of share dividends from capitalization of part of retained earnings up to 31 December 2001 (Notes 19 and 20)	111,844,877	167,767,316	-	-	-	-	(279,612,193)	-
Carry forward	596,844,877	191,334,275	103,280,134	(6,219,762)	321,521	13,000,000	251,553,066	1,150,114,111

See Notes to the Financial Statements, which form an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
YEARS ENDED 31 DECEMBER 2002 AND 2001
(In thousands of Rupiah, unless otherwise stated)

	Share capital	Additional paid-in capital, net	Revaluation increment on fixed assets	Difference in value of transactions with entities under common control	Unrealized gain (loss) from increase (decrease) in fair value of available-for-sale marketable securities	Retained earnings: Appropriated retained earnings	Retained earnings: Un-appropriated retained earnings	Total shareholders' equity
Carried forward	596,844,877	191,334,275	103,280,134	(6,219,762)	321,521	13,000,000	251,553,066	1,150,114,111
Distribution of bonus shares from capitalization of additional paid-in capital from initial public offering (Notes 19 and 20)	23,566,959	(23,566,959)	-	-	-	-	-	-
Shares issuance proceeds from limited public offering I (Notes 19 and 20)	124,082,367	-	-	-	-	-	-	124,082,367
Share issuance cost (Notes 2r and 20)	-	(1,994,840)	-	-	-	-	-	(1,994,840)
Unrealized gain from increase in fair value of available-for-sale marketable securities (Notes 2i and 7)	-	-	-	-	1,375,332	-	-	1,375,332
Balance as of 31 December 2002	744,494,203	165,772,476	103,280,134	(6,219,762)	1,696,853	13,000,000	251,553,066	1,273,576,970

* *This appropriated retained earnings was approved in the Annual General Shareholders' Meeting on 25 May 2001, as set forth in deed of notary public Fathiah Helmi, SH, dated 25 May 2001 No. 29.*

** *This appropriated retained earnings was approved in the Annual General Shareholders' Meeting on 28 March 2002, as set forth in deed of notary public Fathiah Helmi, SH, dated 28 March 2002 No. 35.*

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CASH FLOWS
YEARS ENDED 31 DECEMBER 2002 AND 2001
(In thousands of Rupiah, unless otherwise stated)

	2002	2001
Cash flows from operating activities:		
Interest and commission received	1,719,492,124	1,653,037,209
Receipts from foreign exchange transactions, net	30,949,422	19,609,825
Fees received from credit unrelated transactions	35,327,152	25,646,456
Other income received	17,304,733	17,106,296
Interest paid	(1,112,305,616)	(1,022,273,004)
Payments of personnel expenses	(211,025,414)	(179,374,291)
Payments of occupancy expenses	(25,263,053)	(18,499,613)
Payments of general and administrative expenses	(149,725,999)	(115,092,055)
Receipts from loans previously written-off	4,171,175	10,860,209
Receipts from sale of foreclosed collaterals	15,831,742	35,767,021
Receipts from non-operational transactions	547,801	295,686
Income tax paid	(151,232,037)	(94,746,064)
Other increase/decrease which impacts cash:		
Increase in placements with other banks	(169,151,978)	(170,654,616)
Increase in trading marketable securities	(118,926,427)	(531,313,124)
Decrease (increase) in marketable securities purchased with agreements to resell	1,000,000,000	(700,000,000)
Decrease in derivative receivables	960,394	38,519
Increase in loans receivable	(1,285,757,035)	(890,132,408)
(Increase) decrease in other assets	(2,036,268)	12,090,797
Increase (decrease) in liabilities payable on demand	12,708,514	(6,192,223)
Increase in deposits by non-bank customers	495,779,898	1,366,758,111
Increase in deposits by other banks	270,994,107	5,786,537
(Decrease) increase in derivative payables	(459,689)	2,659,374
Increase (decrease) in taxes payable	16,836,752	(1,783,897)
Increase (decrease) in other liabilities	14,017,362	(1,189,060)
Net cash provided by (used in) operating activities	409,037,660	(581,594,315)
Cash flows from investing activities:		
Proceeds from sale of fixed assets	17,021,914	5,600,780
Acquisition of fixed assets	(67,226,373)	(79,636,904)
(Purchase) sale of available-for-sale and held-to-maturity marketable securities	(226,746,182)	730,308,823
Proceeds from sale of long-term investments	20,530,000	-
Net cash (used in) provided by investing activities	(256,420,641)	656,272,699

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED 31 DECEMBER 2002 AND 2001
(In thousands of Rupiah, unless otherwise stated)

	2002	2001
Cash flows from financing activities:		
Net payments of borrowings	(10,621,925)	(72,321,356)
Receipts from share issuance	124,082,368	-
Payment of share issuance cost	(1,994,840)	-
Payment of cash dividends	(129,980,000)	(31,040,000)
Net cash used in financing activities	(18,514,397)	(103,361,356)
Effect of foreign exchange rate changes in cash and cash equivalents	(11,073,307)	10,896,439
Net increase (decrease) in cash and cash equivalents	123,029,315	(17,786,533)
Cash and cash equivalents, beginning of year	729,717,694	747,504,227
Cash and cash equivalents, end of year	**852,747,009**	**729,717,694**
Cash and cash equivalents consist of:		
Cash on hand	220,307,463	122,670,815
Demand deposits with Bank Indonesia	548,923,451	518,880,138
Demand deposits with other banks	83,516,095	88,166,741
	852,747,009	**729,717,694**
ACTIVITES NOT AFFECTING CASH:		
Foreclosed collaterals	11,931,850	2,072,831

See Notes to the Financial Statements, which form an integral part of these financial statements.

(In thousands of Rupiah, unless otherwise stated)

1. General

a. PT Bank Buana Indonesia Tbk (the "Bank"), a limited liability company established in accordance with Indonesian Corporate Law, with head office at Jalan Asemka No. 32-36, Jakarta, was established by deed of notary public Eliza Pondaag, SH dated 31 August 1956 No. 150, which was approved by the Minister of Justice of the Republic of Indonesia under No. J.A 5/78/4 dated 24 October 1956, registered at the Jakarta Court of Justice under No. 1811 on 27 October 1956, and published in Supplement No. 1243 to the State Gazette of the Republic of Indonesia No. 96 on 30 November 1956.

The Bank's Articles of Association have been amended several times. The most recent amendment to the Bank's Articles of Association related to the stock split from Rp 500 (in whole Rupiah) per share to Rp 250 (in whole Rupiah) per share (note 1b). This amendment was approved at the Extraordinary General Shareholders' Meeting on 25 November 2002, the deed was prepared by notary Fathiah Helmi, SH, as set forth in deed No. 39 dated 25 November 2002. This amendment had been reported to the Department of Justice and Human Rights of the Republic of Indonesia, received and registered under No. C-23380 HT.01.04.TH.2002 dated 27 November 2002 and registered in Company Registration No. 2421/RUB.09.02/XI/2002 at Industry and Trade Office Jakarta Barat on 28 November 2002. The publication to the State Gazette of the Republic of Indonesia is still in process.

b. In June 2000, based on letter of the Chairman of the Capital Market Supervisory Board No. S-1544/PM/2000 dated 27 June 2000, the Bank conducted a public offering through offering 194,000,000 common shares to the public at an offering price of Rp 700 (in whole Rupiah) per share. These common shares were registered at the Jakarta Stock Exchange and the Surabaya Stock Exchange.

Based on Letter No. S-2193/BEJ.EEM/07-2000 dated 25 July 2000, the registration of founders' shares and shares issued during initial public offering of 960,300,000 shares after deducting 1% of shares owned by PT Sari Dasa Karsa, was approved by PT Bursa Efek Jakarta.

Based on Letter No. 006/EMT/LIST/BES/VII-2000 dated 18 July 2000, the registration of founders' shares and shares issued during initial public offering of 960,300,000 shares, after deducting 1% of shares owned by PT Sari Dasa Karsa, was approved by PT Bursa Efek Surabaya.

In the Extraordinary General Shareholders' Meeting on 28 March 2002, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 36 dated 28 March 2002 juncto deed No. 1 dated 4 June 2002, the shareholders resolved to distribute bonus shares of 47,133,917 shares at nominal value of Rp 500 (in whole Rupiah) per share by capitalizing the additional paid-in capital from the Bank's initial public offering in 2000 amounted to Rp 23,566,959. The shareholders also resolved to distribute shares dividends of 223,689,754 shares based on the Bank's closing price in Jakarta Stock Exchange on 27 March 2002 of Rp 1,250 (in whole Rupiah) per share, by capitalizing part of retained earnings of Rp 279,612,193. The above mentioned bonus shares and shares dividends were distributed to the shareholders who were recorded in the list of registered shareholders on 3 May 2002 at 16.00 WIB.

(In thousands of Rupiah, unless otherwise stated)

1. General (Continued)

In the Extraordinary General Shareholders' Meeting on 28 March 2002, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 37 dated 28 March 2002, the Bank's authorized share capital was increased from Rp 900,000,000 [1,800,000,000 shares at nominal value of Rp 500 (in whole Rupiah) per share] to Rp 1,800,000,000 [3,600,000,000 shares at nominal value of Rp 500 (in whole Rupiah) per share].

Based on Letter No. S-1444/BEJ.EEM/05-2002 dated 7 May 2002 and letter No. S-1475/BEJ.EEM/05-2002 and Notification No. PENG-256/BEJ.EEM/05-2002 dated 16 May 2002, the registration of bonus shares and shares dividends of 268,115,434 shares, after deducting 1% of shares owned by PT Sari Dasa Karsa, was approved by PT Bursa Efek Jakarta.

Based on rectification of Notification No. JKT-230/LIST-PENG/BES/V/2002 dated 20 May 2002 and Notification No. JKT-218/LIST-PENG/BES/V/2002 dated 17 May 2002, registration of bonus shares and shares dividends of 268,115,434 shares, was approved by PT Bursa Efek Surabaya.

On August 2002, based on the letter of the Chairman of the Capital Market Supervisory Agency No. S-1879/PM/2002 dated 23 August 2002; the Bank conducted a Limited Public Offering I to its shareholders by offering maximum 248,164,734 common shares with at an offering price of Rp 500 (in whole Rupiah) per share. The shares offered in the Limited Public Offering I were newly issued shares from the Bank's portfolio and registered at the Jakarta Stock Exchange and Surabaya Stock Exchange.

Based on Letter No. S-2254/BEJ.EEM/09-2002 and Notification No. PENG-509/BEJ-EEM/10-2002 dated 3 October 2002, the registration of the shares issued in Limited Public Offering I of 245,683,085 shares, after deducting 1% of shares owned by PT Sari Dasa Karsa, was approved by PT Bursa Efek Jakarta.

Based on Letter No. JKT-002/LIST-EMITEN/BES/IX/02 dated 2 September 2002 and Notification No. JKT-002/LIST-EMITEN/BES/IX/02 dated 12 September 2002, the registration of shares issued in Limited Public Offering I of 245,683,086 shares, after deducting 1% of shares owned by PT Sari Dasa Karsa, was approved by PT Bursa Efek Surabaya.

In the Extraordinary General Shareholders' Meeting on 25 November 2002, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 39 dated 25 November 2002, the shareholders resolved to conduct a stock split from Rp 500 (in whole Rupiah) per share to Rp 250 (in whole Rupiah) per share. By conducting the stock split, one share owned at nominal value of Rp 500 (in whole Rupiah) per share became two shares at nominal value of Rp 250 (in whole Rupiah) per share. Consequently, the issued share capital increased from 1,488,988,405 shares to 2,977,976,810 shares with the same total nominal value of Rp 744,494,203.

(In thousands of Rupiah, unless otherwise stated)

1. General (Continued)

Based on the Notification No. PENG-590/BEJ-EEM/12-2002 dated 17 December 2002, the stock split of PT Bank Buana Indonesia Tbk from Rp 500 (in whole Rupiah) per share to Rp 250 (in whole Rupiah) per share was approved by PT Bursa Efek Jakarta.

Based on rectification of Notification No. JKT-128/LIST-PENG-/BES/XII/2002 dated 27 December 2002, the stock split of PT Bank Buana Indonesia Tbk from Rp 500 (in whole Rupiah) per share to Rp 250 (in whole Rupiah) per share was approved by PT Surabaya Stock Exchange.

c. In accordance with article 3 of its Articles of Association, the objective of the Bank is to operate in banking activities and other financial services according to the prevailing regulations. The Bank obtained its license to operate as a foreign exchange bank based on Bank Indonesia Decree No. 9/39/Kep/Dir/UD dated 22 July 1976.

d. As of 31 December 2002 and 2001, the composition of Commissioners and Directors was as follows:

	2002	2001
President Commissioner	Raden Rachmad	Raden Rachmad
Commissioners	Lukito Winarto	Lukito Winarto
	Wimpie Wirja Surja	Wimpie Wirja Surja*
	Soetadi Limin***	
President Director	Jimmy Kurniawan Laihad	Jimmy Kurniawan Laihad
Directors	Aris Janasutanta Sutirto	Kamaruddin
	Eddy Muljanto	Aris Janasutanta Sutirto
	Pardi Kendy	Eddy Muljanto
	Safrullah Hadi Saleh	Pardi Kendy
	Soehadi Tansol****	Safrullah Hadi Saleh**

* Appointed in the Extraordinary General Shareholders' Meeting on 25 May 2001 and approved by Bank Indonesia on 12 February 2001 and also acting as Chairman of Audit Committee.

** Appointed in the Annual General Shareholders' Meeting on 25 May 2001 and approved by Bank Indonesia on 29 May 2001.

*** Appointed in the Extraordinary General Shareholders' Meeting on 25 November 2002 and approved by Bank Indonesia on 11 November 2002.

**** Appointed in the Extraordinary General Shareholders' Meeting on 25 November 2002 and approved by Bank Indonesia on 9 January 2003.

e. As of 31 December 2002 and 2001, the Bank had 4,896, and 4,668 permanent and contract employees, respectively.

f. The Bank is part of a group company through PT Sari Dasa Karsa as its ultimate shareholder.

2. Summary of significant accounting policies

The accounting and reporting policies adopted by the Bank conform to accounting principles generally accepted in Indonesia. The significant accounting principles, applied in the preparation of the financial statements for the years ended 31 December 2002 and 2001, were as follows:

a. *Basis for preparation of financial statements*

The Bank's financial statements, presented in thousands of Rupiah, are prepared on the accrual basis, except for interest on non-performing loans and other productive assets which are recorded on a cash basis. In addition, the Bank applies the historical cost concept in preparing its financial statements, except for derivative receivables/payables (Note 2g) and investment in available-for-sale and trading marketable securities (Note 2i) which are recorded at fair value, and certain fixed assets which have been revalued based on the Government Regulation (Note 2p).

The financial statements are prepared in accordance with the Statement of Financial Accounting Standard ("SFAS") No. 31 (Revision 2000), "Accounting for Banking Industry" and accounting and reporting guidelines prescribed by Bank Indonesia and Indonesian Institute of Accountants (*Pedoman Akuntansi Perbankan Indonesia 2001*).

The statements of cash flows present changes in cash and cash equivalents from operating, investing, and financing activities. Statements of cash flows are prepared using the direct method. Cash and cash equivalents consist of cash on hand, demand deposits with Bank Indonesia and demand deposits with other banks.

b. *Foreign currency translation*

The Bank maintains its accounting records in Rupiah. Transactions in foreign currencies are translated into Rupiah at the rates prevailing at the transaction date.

Year-end balances of monetary assets and monetary liabilities denominated in foreign currencies are translated into Rupiah using Reuters' spot rates at 16:00.

The rates of exchange used as of 31 December 2002 and 2001 were as follows:

Foreign Currency		2002 (in whole Rupiah)	2001 (in whole Rupiah)
USD	1	8,950.--	10,400.--
AUD	1	5,067.95	5,314.43
SGD	1	5,153.75	5,623.91
HKD	1	1,147.63	1,333.72
DEM	1	-	4,703.56
NLG	1	-	4,174.49
GBP	1	14,405.48	15,081.06
FRF	1	-	1,402.44
JPY	100	7,542.88	7,918.39
CHF	1	6,441.63	6,207.49
NZD	1	4,714.42	4,324.85
MYR	1	2,355.27	2,736.85
ITL	100	-	476.--
EURO	1	9,367.08	9,202.97
CAD	1	5,678.58	6,539.25

2. Summary of significant accounting policies (Continued)

Foreign exchange gains (losses), realized and unrealized, are credited (charged) to the statement of income of the related year.

c. *Related party transactions*

In these financial statements, the term related parties is used in accordance with the definition of SFAS No. 7, "Related Party Disclosures", as follows:

(i) enterprises that, through one or more intermediaries, control, or are controlled by, or are under common control with the reporting enterprise (including holding companies, subsidiaries and fellow subsidiaries);

(ii) associated companies;

(iii) individuals owning, directly or indirectly, an interest in the voting rights of the reporting enterprise that gives them significant influence over the enterprise, and close members of the family (close members of the family of an individual are those that may be expected to influence, or be influenced by, that person in their dealings with the enterprise);

(iv) key management personnel, that is those persons having authority and responsibility for planning, directing and controlling the activities of the reporting enterprise, including commissioners, directors and managers of companies and close members of the families of such individuals;

(v) enterprises in which a substantial interest in the voting rights is owned, directly or indirectly, by a person described in (iii) or (iv), or over which such person is able to exercise significant influence. This includes enterprises owned by commissioners, directors or major shareholders of the reporting enterprise and enterprises that have a member of key management in common with the reporting enterprise.

All significant transactions with related parties, which were made under the same as well as different terms and conditions with non-related parties, are disclosed in the financial statements.

d. *Transactions with entities under common control*

Assets acquired from or sold to related parties as a restructuring of entities under common control are accounted for similar to that used in pooling-of-interest accounting (i.e. using historical cost), at the net book value of assets recorded in the entities which sold the assets.

The difference between acquisition price/selling price and net book value is recorded as a component of shareholders' equity.

e. *Recognition of interest income and expenses*

Interest income and expenses from interest-earning assets and interest-bearing liabilities are recognized on the accrual basis.

2. Summary of significant accounting policies (Continued)

The recognition of interest income on loans and other productive assets is discontinued when they are classified as non-performing (substandard, doubtful, and loss). Interest income from non-performing loans and other productive assets is reported as contingent receivables and to be recognized as income in the statement of income for the related year when the cash is received (cash basis).

Loans with principal or interest that are past due for 90 days or more, or where reasonable doubt exists as to the timely collection, are generally classified as non-performing loans. Interest accrued but not yet collected is reversed when a loan is classified as non-performing.

All cash receipts related to non-performing loans which are classified as doubtful and loss are applied as a reduction to the loan principal. The excess of cash receipts over the outstanding principal is recognized as interest income in the current year statement of income.

f. *Recognition of fees and commission income*

Fees and commission income directly related to lending activities and/or cover specific periods are deferred and amortized on the straight-line method over the terms of the related loans. The outstanding balance of deferred fees and commission income on loans terminated or settled prior to maturity is recognized as income at settlement. Fees and commissions which are not directly related to lending activities and/or cover specific periods are recognized as income when the transactions occur.

g. *Derivative transactions*

Derivative transactions are recorded in accordance with SFAS No. 55, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 55 requires all derivative transactions (including certain derivatives embedded in other contracts) to be recognized as either assets or liabilities on the balance sheet and measured at their fair values. Changes in the fair value of derivative instruments should be recognized as current year gains (losses) or other comprehensive income depending on the designated purpose of the derivative instruments and whether it qualifies for hedging accounting. The accounting for gains and losses associated with changes in the fair value of the derivative instruments and the effect on the financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability being hedged.

h. *Placements with other banks*

Placements with other banks are stated at their outstanding balance, less allowance for uncollectible placements with other banks, which is determined based on management's review of the collectibility of each individual placement at year end.

i. *Marketable securities*

Investment in marketable securities is classified as one of three categories: held-to-maturity, trading, and available-for-sale.

2. Summary of significant accounting policies (Continued)

The marketable securities which are classified as held-to-maturity are presented on the balance sheet at acquisition cost after amortization of premiums or discounts. The decline in fair value below the cost (including amortization of premiums or discounts), which is determined to be other than temporary, is recorded as a permanent decline in investment value and charged to the statement of income for the related period.

The marketable securities which are classified as trading and available-for-sale are stated at fair value at the balance sheet date. The difference between the fair value and the acquisition cost of trading marketable securities, realized or unrealized, is recognized (charged) as other operational income (expense) in the statement of income for the related year. The unrealized difference between the fair value and the acquisition cost of available-for-sale marketable securities is presented as a component of shareholders' equity and recognized in the statement of income when the securities are sold. Fair value is determined based on quoted market price. Investment on mutual fund investment units is determined based on its Net Asset Value at the balance sheet date.

Realized gains or losses on sale of marketable securities are recognized in the statement of income for the related year based on a specific identification basis.

j. *Marketable securities purchased with agreements to resell*

Marketable securities purchased with agreements to resell (reverse repo) represent collaterals for lending transactions and are recognized as receivables at their resale price of the related marketable securities less unearned interest income. The difference between the purchase price and the resale price is recorded as unearned interest income and recognized as income in the period commencing from the acquisition date to the resale date.

k. *Loans receivable*

Loans receivable are stated at the principal amount outstanding, net of allowance for uncollectible loans receivable. The gross amount of restructured loans consists of loan principal, interest, and other charges which are capitalized to loan principal balance. The capitalized interest is recognized as unearned interest income.

Loans receivable under a syndication agreement (syndicated loans) are stated at the principal amount in accordance with the risk borne by the Bank.

l. *Troubled loans restructuring*

The Bank accounts for the troubled loans restructuring in accordance with the type of restructuring.

In troubled loans restructuring which involves a receipt of assets (including an equity interest of the debtor), the Bank records those assets (including an equity interest) at their fair values at the time of restructuring. The excess of the carrying amount of the receivables over the fair value of assets received less estimated costs to sell, is recognized as loss on loan restructurization in the related year.

(In thousands of Rupiah, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

In troubled loans restructuring which involves modification of terms, the Bank accounts for the effects of the restructuring prospectively and does not change the carrying value of loans receivable at the time of restructuring unless the amount exceeds the present value of the total future cash receipts specified in the new terms. If the present value of the total future cash receipts specified under the new terms is lower than the recorded loans receivable balance prior to restructuring, the Bank reduces the loans receivable balance to the amount equal to the present value of the total future cash receipts. The amount of the reduction is recognized as loss in the related year.

Investment in shares resulting from the troubled loans restructuring is recorded as a temporary investment and should be accounted for under the cost method regardless of the percentage of ownership. If there is a permanent diminution in the value of investment, the carrying value of such investment should be adjusted for the amount of permanent diminution.

m. *Acceptance receivables and payables*

Acceptance receivables and payables are stated at the nominal value of the letters of credit or realized value of the letters of credit accepted by the accepting banks.

n. *Allowance for uncollectible productive assets and estimated loss on commitments and contingencies*

The Bank provides allowance for uncollectible productive assets (demand deposits with other banks, placements with other banks, marketable securities, marketable securities purchased with agreements to resell, derivative receivables, loans receivable, acceptance receivables, long-term investment) and for estimated loss on commitments and contingencies. The allowance for uncollectible productive assets and estimated loss on commitments and contingencies are established through estimation for such losses based on the currency of the related productive assets and the related commitments and contingencies.

The allowance amount and estimated loss, which management believes to be adequate to absorb possible losses from uncollectible productive assets and commitments and contingencies are determined based on evaluation of the collectibility of each individual productive asset and individual commitments and contingencies transaction. The management's evaluation on the collectibility of each individual productive asset and commitments and contingencies transaction is based on a number of subjective factors, including current and anticipated economic conditions/business prospects, financial conditions, payment ability and other relevant factors in accordance with the decision letter of the Directors of Bank Indonesia No. 31/147/KEP/DIR dated 12 November 1998 and its amendment, Bank Indonesia Regulation No. 4/6/PBI/2002 dated 6 September 2002. The establishment of allowance for uncollectible productive assets and estimated loss on commitments and contingencies applied by the Bank was in compliance with the decision letter of the Directors of Bank Indonesia No. 31/148/KEP/DIR dated 12 November 1998 as follows:

(In thousands of Rupiah, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

1. General allowance of minimum 1% of productive assets and commitments and contingencies that are classified as "current".
2. Specific allowance for productive assets and commitments and contingencies:

Classification	Mininum percentage
Special mention	5%
Substandard	15%
Doubtful	50%
Loss	100%

Specific allowance amount for productive assets and commitments and contingencies classified as substandard, doubtful and loss, is calculated after deducting the value of allowable collaterals.

The Management's evaluation of the collectibility of restructured loans is based on the decision letter of the Directors of Bank Indonesia No. 31/150/KEP/DIR dated 12 November 1998 and its amendment, Bank Indonesia Regulation No. 2/15/PBI/2000 dated 12 June 2000.

Adjustments to the allowance for uncollectible productive assets and commitments and contingencies will be reported in the period such adjustments become known or are reasonably estimated. These adjustments include additional allowance and recoveries of previously written-off productive assets and commitments and contingencies.

Productive assets and commitments and contingencies are written-off against the respective allowance for uncollectible productive assets or estimated loss on commitments and contingencies when management believes that the collectibility of the principal is unlikely.

o. *Long-term investments*

Long-term investments with ownership interest of less than 20% are recorded using the cost method. Impairment in investment value below cost that is other than temporary is recorded as a write-down to the investment realizable value and is charged to the statement of income of the related year.

2. Summary of significant accounting policies (Continued)

p. *Fixed assets*

Certain fixed assets have been revalued based on the revaluation conducted by an independent appraiser in accordance with the Minister of Finance Decree No. 384/KMK/04/1998 dated 14 August 1998. The revaluation increment on fixed assets represents the difference between the fair market value determined by an independent appraiser and the accounting net book value of the revalued fixed assets is presented separately as a component of shareholders' equity in the balance sheet. Fixed assets which have been revalued are recorded at fair market value at the time of revaluation and depreciated over the remaining useful lives of those assets

Fixed assets other than land are presented at acquisition cost/revaluation value less accumulated depreciation. Depreciation is computed from the year such assets were put into service, on the straight-line method, based on estimated useful lives as follows:

Buildings	:	20 years
Furniture & fixtures, office equipment and motor vehicles	:	5 years

Land is presented at acquisition cost/revaluation value and is not amortized.

Normal maintenance expenses are charged to the statement of income for the year, while repairs, betterments, renovations and expansions, which are material and prolong the useful life of the assets, are capitalized. Fixed assets which are not utilized any more or sold are removed from the related group accounts of fixed assets, and the gains or losses are recorded in the statement of income for the year.

q. *Foreclosed collaterals*

Loan collaterals which are foreclosed in connection with loan settlements are presented under other assets and recorded at net realizable value which is the fair value of foreclosed collaterals after deduction of estimated cost to sell. Foreclosed collaterals with value higher than Rp 2,500,000 were valued by independent appraiser, while foreclosed collaterals with value lower than Rp 2,500,000 were valued by internal appraiser. If the estimated value of the foreclosed collaterals is lower than the outstanding loan balance, the difference, which is uncollectible, is deducted from the allowance for uncollectible loans. Expenses related to the foreclosed collaterals and its maintenance are charged to the statement of income as incurred. The difference between the value of foreclosed collaterals and the proceeds from sale of the foreclosed collaterals is recognized as gain or loss at the time such foreclosed collaterals are sold.

2. Summary of significant accounting policies (Continued)

r. *Shares issuance costs*

Cost incurred in conjunction with issuance of new shares to the public in Initial Public Offering and Limited Public Offering I to its shareholders, which included notary/legal fees, audit fees, underwriter fees, registration fees, shares and prospectus printing costs and others, are presented as a deduction of additional paid-in capital.

s. *Corporate income tax*

The Bank applies the asset and liability method in accounting for its income taxes. Under this method, deferred tax assets and liabilities are recognized for the temporary differences between the financial and tax bases of assets and liabilities at each reporting date, in accordance with expected applicable tax rate in the year such temporary differences will be realized. This method also requires the recognition of future tax benefits, to the extent that realization of such benefits is probable.

t. *Earnings per share*

Earnings per share are computed by dividing net income available for common shares with the weighted average of shares outstanding during the related year, after the restatement of bonus shares distribution (capitalization of additional paid-in capital), shares dividends distribution (capitalization of retained earnings), issuance of shares from limited public offering I and stock split.

u. *Pension fund*

Pension fund cost which includes current service cost, amortization of past service cost and amortization of actuarial calculation adjustments, is charged to the current year statement of income. As stated in the actuarial report of Indra Catarya Situmeang, M.Sc., FSAI/PT Sienco Aktuarindo Utama dated 10 December 2001, the amortization of past service cost is recognized using the straight-line method over 28 years for deficit before 31 December 1994 and 5 years for solvability deficit, since the year such pension plan was approved by the Minister of Finance (1996). The actuarial calculation uses Projected Benefit Cost Method where each member is estimated to reach Attained Age Normal.

v. *Management use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses over the reporting period. Actual results could differ from those estimates.

(In thousands of Rupiah, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

w. *Segment information*

Effective on 1 January 2002, the Bank adopted SFAS No. 5 (Revision 2000), "Segment Reporting". Segment information is presented in accordance with the Bank's geographic and business segments. The primary format, geographic segment, is based on the Bank's management structure and internal reporting. The assessment of segment performance by senior management focused on net income for each segment.

Measurement of segment assets and liabilities and segment revenues and expenses is consistent with those described in Note 2, "Summary of Significant Accounting Policies".

Transactions between segments are conducted at arm's length basis. Significant inter-segment transactions have been eliminated.

3. Cash on hand

Represents cash balance in Rupiah and foreign currencies.

	2002	2001
Rupiah	218,427,530	118,877,694
Foreign currencies	1,879,933	3,793,121
	220,307,463	122,670,815

As of 31 December 2002 and 2001, cash in ATM machines amounting to Rp 2,516,070 and Rp 921,090, respectively.

(In thousands of Rupiah, unless otherwise stated)

4. Demand deposits with Bank Indonesia

Represent demand deposits with Bank Indonesia.

	2002	2001
Rupiah	500,316,001	470,197,738
Foreign currencies	48,607,450	48,682,400
	548,923,451	518,880,138

In accordance with Bank Indonesia's circulation letter No. 30/10/UPPB dated 20 October 1997, Bank Indonesia requires all banks to maintain its Minimum Reserve Requirement at a minimum of 5% for accounts in Rupiah and 3% for accounts in foreign currencies.

5. Demand deposits with other banks

Represent demand deposits with correspondent banks (non-related parties).

	2002	2001
Rupiah	3,090,038	3,049,691
Foreign currencies	80,426,057	85,117,050
Total demand deposits with other banks , before allowance for uncollectible demand deposits with other banks	83,516,095	88,166,741
Allowance for uncollectible demand deposits with other banks:		
Rupiah	(30,900)	(30,497)
Foreign currencies	(804,261)	(851,170)
	(835,161)	(881,667)
	82,680,934	87,285,074

As of 31 December 2002 dan 2001, all demand deposits with other banks were classified as "current". The Bank's management believes that the above allowance for uncollectible demand deposits with other banks is sufficient to cover possible losses on uncollectible demand deposits with other banks.

(In thousands of Rupiah, unless otherwise stated)

6. Placements with other banks

Represent balance of placements with other banks.

	Average interest rate per annum (%) 2002	Average interest rate per annum (%) 2001	2002	2001
Call money:				
Foreign currencies	1.76	3.80	946,003,850	780,000,000
Promissory notes:				
Rupiah	14.33	15.97	272,000,000	265,000,000
Others (overdraft and fixed loan facilities):				
Rupiah	17.70	17.95	827,933	4,679,804
Total placements with other banks, before allowance for uncollectible placements with other banks			1,218,831,783	1,049,679,804
Allowance for uncollectible placements with other banks:				
Rupiah			(2,728,279)	(2,696,664)
Foreign currencies			(9,460,039)	(7,800,000)
			(12,188,318)	(10,496,664)
			1,206,643,465	1,039,183,140

Maturity period of placements with other banks based on the remaining period to the maturity date was as follows:

	Call money	Promissory notes	Others (overdraft and fixed loan facilities)
2002			
Rupiah:			
≤ 1 month	-	272,000,000	42,760
> 1 - 3 months	-	-	60,200
> 3 - 12 months	-	-	724,973
Foreign currencies:			
≤ 1 month	946,003,850	-	-
	946,003,850	272,000,000	827,933

(In thousands of Rupiah, unless otherwise stated)

6. Placements with other banks (Continued)

	Call money	Promissory notes	Others (overdraft and fixed loan facilities)
2001			
Rupiah:			
≤ 1 month	-	265,000,000	2,199,230
> 1 - 3 months	-	-	1,600,510
> 3 - 12 months	-	-	880,064
Foreign currencies:			
≤ 1 month	780,000,000	-	-
	780,000,000	265,000,000	4,679,804

The movement of allowance for uncollectible placements with other banks for the years ended 31 December 2002 and 2001 was as follows:

	2002	2001
Rupiah:		
Balance, beginning of year	(2,696,664)	(8,790,252)
Transfer to allowance for uncollectible accounts in foreign currencies	-	6,917,625
Additional allowance for uncollectible accounts	(31,615)	(824,037)
Balance, end of year	(2,728,279)	(2,696,664)
Foreign currencies:		
Balance, beginning of year	(7,800,000)	-
Transfer from allowance for uncollectible accounts in Rupiah	-	(6,917,625)
Additional allowance for uncollectible accounts	(2,764,066)	(217,659)
Exchange rate difference from allowance for uncollectible accounts in foreign currencies	1,104,027	(664,716)
Balance, end of year	(9,460,039)	(7,800,000)
	(12,188,318)	(10,496,664)

As of 31 December 2002 dan 2001, all placements with other banks were classified as "current". The Bank's management believes that the above allowance for uncollectible placements with other banks is sufficient to cover possible losses on uncollectible placements with other banks.

(In thousands of Rupiah, unless otherwise stated)

7. Marketable securities

As of 31 December 2002 and 2001, the marketable securities owned by the Bank were as follows:

a. Trading marketable securities:

	2002			2001		
	Acquisition cost	Unrealized gain (loss)	Fair value	Acquisition cost	Unrealized gain (loss)	Fair value
Government bonds, Rupiah	217,671,000	7,579,000	225,250,000	210,110,000	(4,211,875)	205,898,125
Corporate bonds, Rupiah	16,941,750	108,250	17,050,000	9,941,750	(1,941,750)	8,000,000
Floating Rate Notes, foreign currencies	-	-	-	51,666,786	-	51,666,786
Exchange Offer Loans, foreign currencies	682,741,761	-	682,741,761	491,352,048	-	491,352,048
	917,354,511	7,687,250	925,041,761	763,070,584	(6,153,625)	756,916,959

b. Available-for-sale marketable securities:

	2002			2001		
	Acquisition cost	Unrealized gain (loss)	Fair value	Acquisition cost	Unrealized gain (loss)	Fair value
Related parties:						
Bills bought receivable, foreign currencies	1,882,249	-	1,882,249	-	-	-
Non-related parties:						
Bills bought receivable, foreign currencies	7,633,580	-	7,633,580	-	-	-
Mutual fund investment units, Rupiah	18,462,815	3,145,057	21,607,872	18,462,815	321,521	18,784,336
Mutual fund investment units, foreign currencies	10,387,115	(1,448,204)	8,938,911	10,387,115	-	10,387,115
	36,483,510	1,696,853	38,180,363	28,849,930	321,521	29,171,451
Total available-for-sale marketable securities	38,365,759	1,696,853	40,062,612	28,849,930	321,521	29,171,451

c. Held-to-maturity marketable securities:

	2002	2001
	Acquisition cost (after amortization of premiums/ discounts)	Acquisition cost (after amortization of premiums/ discounts)
Bank Indonesia Certificates	5,445,970,981	5,462,521,941
Negotiable Certificate of Deposits, Rupiah	165,844,449	-
Corporate bonds, Rupiah	-	7,607,399
Corporate bonds, foreign currencies	90,417,500	-
Medium Term Notes, Rupiah	9,977,083	-
Bills bought receivable, foreign currencies	257,326	25,107,646
	5,712,467,339	5,495,236,986

(In thousands of Rupiah, unless otherwise stated)

7. Marketable securities (Continued)

	2002 Acquisition cost (after amortization of premiums/ discounts)	2001 Acquisition cost (after amortization of premiums/ discounts)
Total marketable securities:		
Acquisition cost (after amortization of premiums/ discounts)	6,668,187,609	6,287,157,500
Unrealized gain (loss) from increase (decrease) in fair value of trading marketable securities	7,687,250	(6,153,625)
Unrealized gain from increase in fair value of available-for-sale marketable securities	1,696,853	321,521
Total marketable securities, before allowance for uncollectible marketable securities	6,677,571,712	6,281,325,396
Allowance for uncollectible marketable securities:		
Rupiah	(4,396,385)	(2,402,899)
Foreign currencies	(7,954,152)	(5,785,136)
	(12,350,537)	(8,188,035)
	6,665,221,175	6,273,137,361

Fair value of held-to-maturity marketable securities:

	2002	2001
Bank Indonesia Certificates	5,445,970,981	5,462,521,941
Negotiable Certificate of Deposits, Rupiah	165,844,449	-
Corporate bonds, Rupiah	-	7,478,800
Corporate bonds, foreign currencies	95,914,465	-
Medium Term Notes, Rupiah	9,977,083	-
Bills bought receivable, foreign currencies	257,326	25,107,646

	2002	2001
The movement of unrealized gain (loss) from increase (decrease) in fair value of trading marketable securities:		
Balance, beginning of year	(6,153,625)	-
Realized loss from sale/maturity of trading marketable securities	2,790,000	-
Unrealized gain (loss) from increase (decrease) in fair value	11,050,875	(6,153,625)
Balance, end of year	7,687,250	(6,153,625)

(In thousands of Rupiah, unless otherwise stated)

7. Marketable securities (Continued)

	2002	2001
The movement of unrealized gain (loss) from increase (decrease) in fair value of available-for-sale marketable securities:		
Balance, beginning of year	321,521	(112,428)
Unrealized gain from increase in fair value	2,823,536	433,949
Exchange rate difference from marketable securities in foreign currencies	(1,448,204)	-
Balance, end of year	1,696,853	321,521
Maturity period of available-for-sale and held-to-maturity debt securities:		
< 1 year	175,617,604	27,064,379
≥ 1 - 5 years	100,394,583	5,650,666
	276,012,187	32,715,045
Total accumulated amortization of premiums (discounts) of held-to-maturity marketable securities which are sold or transferred to other classification	-	(3,461,734)

The classification of marketable securities based on the type of issuers as of 31 December 2002 and 2001 was as follows:

	2002	2001
a. Government:		
Bank Indonesia Certificates	5,445,970,981	5,462,521,941
Government bonds, Rupiah	225,250,000	205,898,125
	5,671,220,981	5,668,420,066
b. Bank:		
Corporate bonds, Rupiah	-	7,607,399
Floating Rate Notes, foreign currencies	-	51,666,786
Exchange Offer Loans, foreign currencies	682,741,761	491,352,048
Medium Term Notes, Rupiah	9,977,083	-
Negotiable Certificate of Deposits, Rupiah	165,844,449	-
	858,563,293	550,626,233
c. Corporate:		
Corporate bonds, Rupiah	17,050,000	8,000,000
Corporate bonds, foreign currencies	90,417,500	-
Bills bought receivable, foreign currencies	9,773,155	25,107,646
Mutual fund investment units, Rupiah	21,607,872	18,784,336
Mutual fund investment units, foreign currencies	8,938,911	10,387,115
	147,787,438	62,279,097
	6,677,571,712	6,281,325,396

(In thousands of Rupiah, unless otherwise stated)

7. Marketable securities (Continued)

Average interest rate per annum:

	2002	2001
	%	%
Rupiah:		
Bank Indonesia Certificates	15.16	17.59
Bonds	13.71	15.17
Medium Term Notes	16.75	-
Negotiable Certificate of Deposits	15.28	-
Foreign currencies:		
Exchange Offer Loans	4.60	7.44
Bonds	9.75	-
Floating Rate Notes	-	6.82
Bills bought receivable	9.00 - 11.00	9.00 - 11.00

The rating of the Bank's bonds and medium term notes as issued by PT Pemeringkat Efek Indonesia (Pefindo) as of 31 December 2002 dan 2001 was as follows:

	2002		2001	
	Rating	Amount	Rating	Amount
NISP I	-	-	id BBB	1,956,733
NISP II	-	-	id BBB	5,650,666
NISP III	id BBB +	9,977,083	-	-
Lautan Luas Seri B	id A	10,050,000	id A	8,000,000
Indosat II	id AA +	7,000,000	-	-
Telkomsel	id AAA	90,417,500	-	-

Mutual fund investment units represent Bank's investment in mutual fund Buana 88 Rupiah, Buana 88 Pendapatan Tetap and Buana 88 Dollar with respectively 10,755,050 units, 9,231,407 units and 10,513,274 units as of 31 December 2002 and 9,392,607 units, 9,231,407 units and 10,513,274 units as of 31 December 2001.

The movement of allowance for uncollectible marketable securities for the years ended 31 December 2002 and 2001 was as follows:

	2002	2001
Rupiah:		
Balance, beginning of year	(2,402,899)	(1,201,506)
Transfer to allowance for uncollectible accounts in foreign currencies	-	4,409,503
Additional allowance for uncollectible accounts	(1,993,486)	(5,610,896)
Balance, end of year	(4,396,385)	(2,402,899)

(In thousands of Rupiah, unless otherwise stated)

7. Marketable securities (Continued)

	2002	2001
Foreign currencies:		
Balance, beginning of year	(5,785,136)	-
Transfer from allowance for uncollectible accounts in Rupiah	-	(4,409,503)
Additional allowance for uncollectible accounts	(2,971,920)	(1,005,677)
Exchange rate difference from allowance for uncollectible accounts in foreign currencies	802,904	(369,956)
Balance, end of year	(7,954,152)	(5,785,136)
	(12,350,537)	(8,188,035)

As of 31 December 2002 and 2001, all marketable securities were classified as "current". The Bank's management believes that the above allowance for uncollectible marketable securities is sufficient to cover possible losses on uncollectible marketable securities owned by the Bank.

8. Marketable securities purchased with agreements to resell

Represent receivables from purchase of marketable securities with agreements to resell at the agreed resale price. Those marketable securities represent collaterals for lending transactions.

Marketable securities purchased with agreements to resell as of 31 December 2002 and 2001 was as follows:

	Period (days)	Maturity date	Nominal value	Resale price
2002				
Government bonds, Rupiah:				
FR 0005	91	24-03-2003	254,654,000	206,951,389
Unearned interest revenue				(6,263,889)
				200,687,500
Allowance for uncollectible marketable securities purchased with agreements to resell				(2,069,514)
				198,617,986

(In thousands of Rupiah, unless otherwise stated)

8. Marketable securities purchased with agreements to resell (Continued)

	Period (days)	Maturity date	Nominal value	Resale price
2001				
Government bonds, Rupiah:				
FR 0003 B	377	21-11-2002	500,000,000	500,000,000
FR 0003 E	90	25-02-2002 - 11-03-2002	1,045,000,000	732,237,500
				1,232,237,500
Unearned interest revenue				(51,784,353)
				1,180,453,147
Allowance for uncollectible marketable securities purchased with agreements to resell				(12,021,579)
				1,168,431,568

The average interest rate per annum for marketable securities purchased with agreements to resell as of 31 December 2002 and 2001 were 18.44% and 19%, respectively.

As of 31 December 2002 and 2001, all marketable securities purchased with agreements to resell were classified as "current". The Bank's management believes that the above allowance for uncollectible marketable securities purchased with agreements to resell is sufficient to cover possible losses on uncollectible marketable securities purchased with agreements to resell.

9. Derivative receivables and payables

Represent fair value of derivative instruments.

	Derivative receivables		Derivative payables	
	2002	2001	2002	2001
Bank	1,278,229	2,380,279	2,193,640	2,624,820
Non-bank	141,657	-	6,044	34,554
	1,419,886	2,380,279	2,199,684	2,659,374
Allowance for uncollectible derivative receivables	(14,199)	(23,803)	-	-
	1,405,687	2,356,476	2,199,684	2,659,374

(In thousands of Rupiah, unless otherwise stated)

9. Derivative receivables and payables (Continued)

The contract amount and average contract period of foreign currency forward contracts were as follows:

	Currency	Contract amount (in foreign currencies) 2002	2001	Average contract period (days) 2002	2001
Foreign currency forward purchase contracts	SGD	4,000,000	5,000,000	31	31
	USD	270,500	2,000,000	30	62
	AUD	3,500,000	7,500,000	15	32
Foreign currency forward selling contracts	USD	59,497,252	14,689,484	53	37
	JPY	-	246,240,000	-	62

All derivative instruments as of 31 December 2002 and 2001 were for trading as well as for hedging the Bank's net open position, interest rate gap risk, maturity gap risk and other risks in the Bank's daily operations. Changes in fair value of these derivative instruments are credited (charged) to the current year statement of income.

As of 31 December 2002 and 2001, all derivative receivables were classified as "current". The Bank's management believes that the above allowance for uncollectible derivative receivables is sufficient to cover possible losses on uncollectible derivative receivables.

10. Loans receivable

	2002	2001
Loans receivable by type of loans:		
Related parties:		
Rupiah:		
Promissory notes	6,450,000	4,000,000
Current accounts (overdrafts)	28,805,953	19,348,069
Post-import financing	5,505,453	867,846
Installment loans	3,953,927	3,936,957
Motor vehicle loans	1,920,660	1,262,720
Housing loans	5,714,537	2,966,348
Investment loans	-	416,667
Employee loans, non-interest bearing	4,489,312	4,417,262
	56,839,842	37,215,869
Foreign currencies:		
Promissory notes*	2,685,000	-
Post-export financing*	20,021,150	-
	22,706,150	-
Total loans receivable, related parties	79,545,992	37,215,869

* Not related parties in 2001

(In thousands of Rupiah, unless otherwise stated)

10. Loans receivable (Continued)

	2002	2001
Non-related parties:		
Rupiah:		
Promissory notes	126,410,000	60,431,000
Fixed loans	155,505,000	102,491,288
Current accounts (overdrafts)	2,064,885,169	1,434,143,285
Post-import financing	15,129,343	39,820,598
Pre-export financing	200,000	190,000
Multipurpose loans	3,308,884	3,022,913
Installment loans	740,209,658	467,743,261
Motor vehicle loans	136,804,504	122,183,264
Housing loans	279,340,626	163,864,163
Investment loans	287,221,845	135,256,567
Syndicated loans	1,050,000	7,462,676
Agriculture financing project loans	-	515,015
Exim VI loans	2,911,460	7,037,343
Micro business loans	1,959,411	-
Employee loans, non-interest bearing	504,707	608,720
	3,815,440,607	2,544,770,093
Foreign currencies:		
Promissory notes	10,258,490	20,178,080
Fixed loans	13,425,000	28,600,000
Post-import financing	9,564,040	11,141,953
Pre-export financing	14,773,810	27,440,126
Installment loans	10,618,679	27,584,413
Apartment loans	-	557,593
Investment loans	1,415,029	-
	60,055,048	115,502,165
Total loans receivable, non-related parties	3,875,495,655	2,660,272,258
Total loans receivable, before allowance for uncollectible loans receivable	3,955,041,647	2,697,488,127
Allowance for uncollectible loans receivable:		
Rupiah	(45,467,035)	(71,905,388)
Foreign currencies	(2,356,843)	(3,721,458)
	(47,823,878)	(75,626,846)
	3,907,217,769	2,621,861,281

10. Loans receivable (Continued)

Loans receivable by industry sector:

Rupiah:

	2002					
In millions of Rupiah	Current	Special mention	Substandard	Doubtful	Loss	Total
Trading, restaurant and hotel	1,683,956	25,959	5,087	428	5,499	1,720,929
Allowance for uncollectible loans receivable	(16,840)	(1,298)	(86)	(4)	(612)	(18,840)
	1,667,116	24,661	5,001	424	4,887	1,702,089
Manufacturing	912,265	83,541	1,673	478	3,703	1,001,660
Allowance for uncollectible loans receivable	(9,123)	(4,177)	(7)	-	(819)	(14,126)
	903,142	79,364	1,666	478	2,884	987,534
Business services	400,214	3,235	1,391	56	58	404,954
Allowance for uncollectible loans receivable	(4,002)	(162)	(47)	(28)	(40)	(4,279)
	396,212	3,073	1,344	28	18	400,675
Construction	94,901	408	1,452	-	58	96,819
Allowance for uncollectible loans receivable	(949)	(20)	-	-	-	(969)
	93,952	388	1,452	-	58	95,850
Agriculture and agricultural infrastructure	27,590	391	-	-	-	27,981
Allowance for uncollectible loans receivable	(276)	(20)	-	-	-	(296)
	27,314	371	-	-	-	27,685
Transportation, warehousing and communication	141,567	470	1,238	-	13	143,288
Allowance for uncollectible loans receivable	(1,416)	(23)	(171)	-	-	(1,610)
	140,151	447	1,067	-	13	141,678
Social services	39,485	3,475	-	-	84	43,044
Allowance for uncollectible loans receivable	(395)	(174)	-	-	-	(569)
	39,090	3,301	-	-	84	42,475
Mining	764	-	-	-	-	764
Allowance for uncollectible loans receivable	(8)	-	-	-	-	(8)
	756	-	-	-	-	756
Electricity, gas and water	615	142	-	-	-	757
Allowance for uncollectible loans receivable	(6)	(7)	-	-	-	(13)
	609	135	-	-	-	744
Others	421,871	9,488	218	416	91	432,084
Allowance for uncollectible loans receivable	(4,225)	(474)	-	(9)	(49)	(4,757)
	417,646	9,014	218	407	42	427,327
	3,685,988	120,754	10,748	1,337	7,986	3,826,813

10. Loans receivable (Continued)

Foreign currencies:

	2002					
In millions of Rupiah	Current	Special mention	Substandard	Doubtful	Loss	Total
Trading, restaurant and hotel	52,000	8,952	7,853	-	-	68,805
Allowance for uncollectible loans receivable	(519)	(448)	(1,178)	-	-	(2,145)
	51,481	8,504	6,675	-	-	66,660
Manufacturing	12,167	1,790	-	-	-	13,957
Allowance for uncollectible loans receivable	(122)	(90)	-	-	-	(212)
	12,045	1,700	-	-	-	13,745
	63,526	10,204	6,675	-	-	80,405
Total	3,749,514	130,958	17,423	1,337	7,986	3,907,218

Rupiah:

	2001					
In millions of Rupiah	Current	Special mention	Substandard	Doubtful	Loss	Total
Trading, restaurant and hotel	1,111,822	13,861	3,112	1,524	25,803	1,156,122
Allowance for uncollectible loans receivable	(13,013)	(693)	(22)	(67)	(25,133)	(38,928)
	1,098,809	13,168	3,090	1,457	670	1,117,194
Manufacturing	582,689	30,498	1,858	5,493	6,536	627,074
Allowance for uncollectible loans receivable	(6,964)	(1,525)	(129)	(2,746)	(6,186)	(17,550)
	575,725	28,973	1,729	2,747	350	609,524
Business services	253,899	3,373	1,985	30	6,357	265,644
Allowance for uncollectible loans receivable	(2,539)	(169)	(51)	-	(6,256)	(9,015)
	251,360	3,204	1,934	30	101	256,629
Construction	49,638	1,427	-	-	163	51,228
Allowance for uncollectible loans receivable	(496)	(71)	-	-	(2)	(569)
	49,142	1,356	-	-	161	50,659
Agriculture and agricultural infrastructure	20,020	42	85	-	-	20,147
Allowance for uncollectible loans receivable	(200)	(2)	-	-	-	(202)
	19,820	40	85	-	-	19,945
Transportation, warehousing and communication	131,417	256	1,438	-	994	134,105
Allowance for uncollectible loans receivable	(1,314)	(13)	(20)	-	-	(1,347)
	130,103	243	1,418	-	994	132,758

10. Loans receivable (Continued)

In millions of Rupiah	2001 Current	Special mention	Substandard	Doubtful	Loss	Total
Social services	23,280	693	-	-	-	23,973
Allowance for uncollectible loans receivable	(233)	(35)	-	-	-	(268)
	23,047	658	-	-	-	23,705
Mining	620	-	-	-	-	620
Allowance for uncollectible loans receivable	(6)	-	-	-	-	(6)
	614	-	-	-	-	614
Electricity, gas and water	254	-	-	-	-	254
Allowance for uncollectible loans receivable	(3)	-	-	-	-	(3)
	251	-	-	-	-	251
Others	298,315	2,371	1,648	259	226	302,819
Allowance for uncollectible loans receivable	(3,741)	(118)	(54)	(2)	(102)	(4,017)
	294,574	2,253	1,594	257	124	298,802
	2,443,445	49,895	9,850	4,491	2,400	2,510,081

Foreign currencies:

In millions of Rupiah	2001 Current	Special mention	Substandard	Doubtful	Loss	Total
Trading, restaurant and hotel	53,412	10,400	17,656	-	-	81,468
Allowance for uncollectible loans receivable	(534)	(520)	(2,331)	-	-	(3,385)
	52,878	9,880	15,325	-	-	78,083
Manufacturing	33,477	-	-	-	-	33,477
Allowance for uncollectible loans receivable	(335)	-	-	-	-	(335)
	33,142	-	-	-	-	33,142
Others	141	-	416	-	-	557
Allowance for uncollectible loans receivable	(1)	-	-	-	-	(1)
	140	-	416	-	-	556
	86,160	9,880	15,741	-	-	111,781
Total	2,529,605	59,775	25,591	4,491	2,400	2,621,862

10. Loans receivable (Continued)

In millions of Rupiah	2002	2001
Loans receivable by maturity period based on loan agreement:		
Rupiah:		
≤ 1 year	2,443,818	1,714,984
> 1 - 2 years	286,304	204,330
> 2 - 5 years	1,013,895	599,272
> 5 years	128,263	63,400
	3,872,280	2,581,986
Foreign currencies:		
≤ 1 year	70,728	87,360
> 1 - 2 years	1,848	-
> 2 - 5 years	10,186	28,142
	82,762	115,502
	3,955,042	2,697,488
Loans receivable by maturity period based on the remaining period:		
Rupiah:		
≤ 1 year	2,523,664	1,714,533
> 1 - 2 years	397,660	291,285
> 2 - 5 years	843,996	486,350
> 5 years	106,960	89,818
	3,872,280	2,581,986
Foreign currencies:		
≤ 1 year	80,985	89,112
> 1 - 2 years	433	26,390
> 2 - 5 years	1,344	-
	82,762	115,502
	3,955,042	2,697,488

The movement of allowance for uncollectible loans receivable for the years ended 31 December 2002 and 2001 was as follows:

	2002	2001
Rupiah:		
Balance, beginning of year	(71,905,388)	(48,600,932)
Transfer to allowance for uncollectible accounts in foreign currencies	-	1,964,841
Reversal (additional) allowance for uncollectible loans	3,306,013	(15,042,760)
Loans written-off	28,203,515	624,675
Recovery of loans previously written-off	(5,071,175)	(10,851,212)
Balance, end of year	(45,467,035)	(71,905,388)

(In thousands of Rupiah, unless otherwise stated)

10. Loans receivable (Continued)

	2002	2001
Foreign currencies:		
Balance, beginning of year	(3,721,458)	-
Transfer from allowance for uncollectible accounts in Rupiah	-	(1,964,841)
Reversal (additional) allowance for uncollectible loans	1,082,849	(1,694,616)
Recovery of loans previously written-off	-	(8,996)
Exchange rate difference from allowance for uncollectible accounts in foreign currencies	281,766	(53,005)
Balance, end of year	(2,356,843)	(3,721,458)
	(47,823,878)	(75,626,846)

	2002	2001
Average interest rate per annum:		
Rupiah	17.76%	17.65%
Foreign currencies	8.50%	8.50%

The above stated loans receivable represent short-term and long-term loans in Rupiah and foreign currencies with various types of collaterals, including land, buildings and other tangible assets.

Loans extended to the Bank's employees and directors consist of motor vehicle loans, housing loans and loans for other purposes, with period of 1 - 120 months, repayment through monthly salary deduction.

Loans receivable from related parties, except for Bank's employees and directors, are with normal terms and conditions as loans to non-related parties.

The Bank's total participation in syndicated loans with other banks as of 31 December 2002 and 2001 amounted to equivalent Rp 1,050,000 and Rp 7,462,676, respectively, with percentage of participation ranged between 2.5% and 2.5% - 13%, from the total syndicated loan facilities. The Bank only acted as a participant in these syndicated loans.

Loans receivable which were classified as substandard, doubtful and loss (non-performing loans) and which the recognition of interest had been discontinued as of 31 December 2002 and 2001 amounted to equivalent Rp 29,795,872 and Rp 75,582,145 (0.75% and 2.80% of total loans receivable), respectively. During the years ended 31 December 2002 and 2001, the Bank recognized interest on non-performing loans amounted to equivalent Rp 442,258 and Rp 341,156, respectively.

(In thousands of Rupiah, unless otherwise stated)

10. Loans receivable (Continued)

During the year ended 31 December 2001, loans receivable which were restructured amounted to Rp 2,674,166 with the allowance for uncollectible loans amounted to Rp 136,296. The scheme of restructuring consisted of modification of credit terms and extention of maturity dates. No loss resulting from this loan restructurization. From the restructured loans, the bank did not have any commitments to extend additional loans.

The Bank's management believes that the allowance for uncollectible loans receivable already provided is sufficient to cover the possible losses on uncollectible loans receivable.

The Bank's report to Bank Indonesia concerning the Legal Lending Limit (LLL) as of 31 December 2002 and 2001, stated that the Bank had complied with the requirement of Legal Lending Limit as stipulated in the decision letter of Bank Indonesia No. 31/177/KEP/DIR dated 31 December 1998.

Loans receivable guaranteed by third party as of 31 December 2002 and 2001 amounted to Rp 3,636,559 million and Rp 2,471,617 million, respectively, with the guarantors include individual, corporates, and other private sectors. The guarantee risk borne by guarantor is ranging between 50% - 100%.

11. Acceptance receivables and payables

Represent acceptance receivables and payables from import bills supported by letter of credit. As of 31 December 2002 and 2001, all acceptance receivables were from non-bank customers and were classified as "current". The Bank's management believes that the allowance for uncollectible acceptance receivables already provided is sufficient to cover the possible losses on uncollectible acceptance receivables.

(In thousands of Rupiah, unless otherwise stated)

12. Long-term investments

Represent investments in shares with an ownership interest of less than 20%, recorded using the cost method:

	Ownership percentage	2002	2001
PT Bank Keppel TatLee Buana (banking): 2002: 10 shares, 2001: 150 shares, par value of Rp 50,000,000 (in whole Rupiah) per share	1%	500,000	7,500,000
PT Asuransi Buana Independen (insurance company): 12,000 shares, par value of Rp 100,000 (in whole Rupiah) per share	10%	300,000	300,000
PT Sarana Bersama Pembiayaan Indonesia (financing company): 63 shares, par value of Rp 1,000,000 (in whole Rupiah) per share	0.94%	63,000	63,000
PT Bank Muamalat Indonesia (*syariah* bank): 1,000 shares, par value of Rp 1,000 (in whole Rupiah) per share	0.01%	1,000	1,000
PT Aplikanusa Lintasarta (telecommunication service company): 36 shares, par value of Rp 1,000,000 (in whole Rupiah) per share	0.04%	25,000	25,000
Total long-term investments, before allowance for decline in value of long-term investments		889,000	7,889,000
Allowance for decline in value of long-term investments		(71,400)	(78,890)
		817,600	7,810,110

As of 31 December 2002 investments at PT Bank Muamalat Indonesia and PT Sarana Bersama Pembiayaan Indonesia were respectively classified as "substandard" and "loss", while as of 31 December 2001 all long-term investments were classified as "current". The Bank's management believes that the above allowance for decline in value of long-term investments is sufficient to cover the possible losses on decline in value of long-term investments.

(In thousands of Rupiah, unless otherwise stated)

13. Fixed assets

Owned fixed assets:

	2002			
	Beginning balance	Additions	Disposals	Ending balance
Acquisition cost/revaluation value:				
Land	136,871,387	13,292,447	(5,800,000)	144,363,834
Buildings	87,015,983	6,755,593	(380,000)	93,391,576
Furniture and fixtures	36,600,320	8,180,959	(169,554)	44,611,725
Office equipment	110,049,841	27,773,260	(454,125)	137,368,976
Motor vehicles	33,889,967	11,224,114	(2,264,239)	42,849,842
	404,427,498	67,226,373	(9,067,918)	462,585,953
Impairment of fixed assets value	(4,648,514)	-	-	(4,648,514)
	399,778,984	67,226,373	(9,067,918)	457,937,439
Accumulated depreciation:				
Buildings	(4,352,591)	(4,669,579)	20,792	(9,001,378)
Furniture and fixtures	(23,644,570)	(6,500,472)	349,157	(29,795,885)
Office equipment	(55,127,214)	(24,929,591)	164,351	(79,892,454)
Motor vehicles	(17,059,978)	(7,690,006)	2,247,944	(22,502,040)
	(100,184,353)	(43,789,648)	2,782,244	(141,191,757)
Net book value	299,594,631	23,436,725	(6,285,674)	316,745,682

	2001				
	Beginning balance	Additions	Disposals	Revaluations	Ending balance
Acquisition cost/revaluation value:					
Land	48,067,045	12,909,769	(405,852)	76,300,425	136,871,387
Buildings	44,307,746	21,010,400	(2,281,030)	23,978,867	87,015,983
Furniture and fixtures	28,046,698	8,717,565	(163,943)	-	36,600,320
Office equipment	75,037,141	35,293,425	(280,725)	-	110,049,841
Motor vehicles	23,867,227	11,905,745	(1,883,005)	-	33,889,967
	219,325,857	89,836,904	(5,014,555)	100,279,292	404,427,498
Impairment of fixed assets value	(4,648,514)	-	-	-	(4,648,514)
	214,677,343	89,836,904	(5,014,555)	100,279,292	399,778,984
Accumulated depreciation:					
Buildings	(13,506,452)	(5,533,463)	399,596	14,287,728	(4,352,591)
Furniture and fixtures	(18,403,357)	(5,405,156)	163,943	-	(23,644,570)
Office equipment	(35,334,147)	(20,020,132)	227,065	-	(55,127,214)
Motor vehicles	(12,701,574)	(5,793,761)	1,435,357	-	(17,059,978)
	(79,945,530)	(36,752,512)	2,225,961	14,287,728	(100,184,353)
Net book value	134,731,813	53,084,392	(2,788,594)	114,567,020	299,594,631

(In thousands of Rupiah, unless otherwise stated)

13. Fixed assets (Continued)

	2002	2001
Depreciation expenses were charged to:		
Occupancy expenses	4,669,579	5,533,463
General and administrative expenses	39,120,069	31,219,049

As of 31 December 2002 and 2001, all fixed assets were insured to related parties for a total sum insured of Rp 126,139,005 and Rp 101,010,000, respectively (see Note 35). The Bank's management believes that such insurance coverage is sufficient to cover possible losses.

Impairment of fixed assets value represents the difference between net book value and fair value of land and buildings based on independent appraisal report.

Proceeds from sale of fixed assets for the years ended 31 December 2002 and 2001 amounted to Rp 17,021,914 and Rp 5,600,780, respectively. Gain on sale of fixed assets for the years ended 31 December 2002 and 2001 amounted to Rp 10,736,240 and Rp 2,812,186, respectively.

14. Other assets

	2002	2001
Related parties:		
Prepaid expense (Note 35)	8,326,924	165,000
Non-related parties:		
Prepaid expense	12,471,087	14,397,380
Foreclosed collaterals	22,856,520	22,656,779
Deposits, advance for building renovation and purchase of fixed assets	20,072,531	28,561,916
Security deposits	5,708,201	6,580,170
Deferred tax assets (Notes 2s and 18)	12,919,084	4,791,470
Others	6,215,749	3,595,479
	88,570,096	80,748,194
Allowance for decline in value of foreclosed collaterals	(3,292,536)	-
	85,277,560	80,748,194

Others consist of other prepayment, printed materials and stationery, and others.

(In thousands of Rupiah, unless otherwise stated)

15. Liabilities payable on demand

Liabilities payable on demand consist of cash remittances/draft payable, customer's funds and unsettled clearing/transfer transactions.

16. Deposits by non-bank customers and deposits by other banks

	2002	2001
Non-bank:		
Related parties:		
Demand deposits:		
Rupiah	74,770,185	57,615,553
Foreign currencies	96,430,200	97,154,341
	171,200,385	154,769,894
Saving accounts:		
Saving accounts-*Produktif*	32,937,782	15,889,920
Saving accounts-*Prioritas*	29,199	22,466
Saving accounts-*Buana Plus*	764,326	507,372
	33,731,307	16,419,758
Deposits:		
On call deposits, Rupiah		
≤ 1 month	2,540,000	13,700,000
Time deposits, Rupiah		
1 month	91,990,187	37,172,602
3 months	12,090,000	10,000
6 months	235,000	25,000
12 months	511,000	10,000
	104,826,187	37,217,602
Time deposits, foreign currencies		
1 month	33,916,304	6,247,037
3 months	2,286,725	8,424,000
6 months	-	260,000
12 months	44,750	52,000
	36,247,779	14,983,037
Total deposits by non-bank customers, related parties	348,545,658	237,090,291

(In thousands of Rupiah, unless otherwise stated)

16. Deposits by non-bank customers and deposits by other banks (Continued)

	2002	2001
Non-related parties:		
Demand deposits:		
Rupiah	1,826,375,565	1,860,005,190
Foreign currencies	969,270,052	1,065,112,912
	2,795,645,617	2,925,118,102
Saving accounts:		
Saving accounts-*Produktif*	3,809,968,362	3,790,158,635
Saving accounts-*Prioritas*	60,102,394	58,997,485
Saving accounts-*Tabanas/Taska*	257,414	293,240
Saving accounts-*Buana Plus*	12,098,901	11,579,305
	3,882,427,071	3,861,028,665
Deposits:		
On call deposits, Rupiah		
≤ 1 month	205,977,000	21,100,000
Time deposits, Rupiah		
1 month	3,739,904,641	3,473,832,129
3 months	65,110,146	24,645,945
6 months	14,523,417	14,353,800
12 months	25,202,800	18,915,700
	3,844,741,004	3,531,747,574
Time deposits, foreign currencies		
1 month	325,981,811	319,243,800
3 months	33,331,314	41,772,090
6 months	11,260,745	14,188,957
12 months	2,304,866	3,145,710
	372,878,736	378,350,557
Certificates of deposit, Rupiah, for period of 1 - 12 months	19,000	19,000
Total deposits by non-bank customers, non-related parties	11,101,688,428	10,717,363,898
Total deposits by non-bank customers	11,450,234,086	10,954,454,189

(In thousands of Rupiah, unless otherwise stated)

16. Deposits by non-bank customers and deposits by other banks (Continued)

	2002	2001
Other banks:		
Related parties:		
Demand deposits (Rupiah)	-	293,083
Non-related parties:		
Demand deposits (Rupiah)	3,012,169	1,994,412
Saving accounts:		
Saving accounts-*Produktif*	14,254,965	10,060,031
Deposits:		
Time deposits, Rupiah, for period of 1 month	2,200,000	2,125,500
Call money, Rupiah (matured less than 1 month)	266,000,000	-
Total deposits by other banks, non-related parties	285,467,134	14,179,943
Total deposits by other banks	285,467,134	14,473,026

Average interest rate per annum for interest-bearing deposits was as follows:

	2002	2001
Demand deposits:		
Rupiah	5.50%	5.50%
Saving accounts:		
Saving accounts-*Produktif*	10.07%	10.00%
Saving accounts-*Prioritas*	10.94%	10.00%
Saving accounts-*Tabanas/Taska*	6.00%	6.01%
Saving accounts-*Buana Plus*	10.10%	9.00%

(In thousands of Rupiah, unless otherwise stated)

16. Deposits by non-bank customers and deposits by other banks (Continued)

	2002	2001
Deposits:		
Rupiah	13.70%	13.45%
Foreign currencies	1.13%	3.71%
Call money:		
Rupiah	14.82%	-

Classification of deposits based on the remaining maturity period was as follows:

	2002	2001
Rupiah:		
≤ 1 month	4,078,944,294	3,409,410,676
> 1 - 3 months	57,720,880	134,961,000
> 3 - 6 months	6,453,117	36,440,000
> 6 - 12 months	17,184,900	25,098,000
	4,160,303,191	3,605,909,676
Foreign currencies:		
≤ 1 month	369,503,004	373,303,594
> 1 - 3 months	30,938,374	15,298,000
> 3 - 6 months	7,376,247	3,713,000
> 6 - 12 months	1,308,890	1,019,000
	409,126,515	393,333,594
	4,569,429,706	3,999,243,270

As of 31 December 2002 and 2001, demand deposits blocked based on customers' request amounted to Rp 25,106,592 and Rp 9,124,634, respectively.

As of 31 December 2002 and 2001, saving accounts pledged as collaterals for credit facilities amounted to Rp 4,908,099 and Rp 3,768,638, respectively.

As of 31 December 2002 and 2001, time deposits pledged as collaterals for credit facilities granted by the Bank to its customers amounted to Rp 394,049,406 and Rp 259,384,743, respectively.

(In thousands of Rupiah, unless otherwise stated)

17. Borrowings

	Average interest rate per annum (%)			
	2002	2001	2002	2001
Due to other banks:				
Short-term loans:				
Overdraft, foreign currencies	-	-	8,922,543	13,209,058
			8,922,543	13,209,058
Long-term loans:				
World Bank loans (AFP facilities), Rupiah	13.76	12.08	4,014,000	4,906,000
Export Import Bank of Japan loans, Rupiah	17.08	14.47	43,547,270	48,990,680
			47,561,270	53,896,680
			56,483,813	67,105,738

Based on the loan channeling agreement with Bank Indonesia dated 20 June 1995, the Bank obtained loan facility to finance customers in agriculture and agribusiness industry from The International Bank for Reconstruction and Development (World Bank). This facility was originally extended to Bank Indonesia which then channeled the loan to debtors who fulfill the loan requirements through local banks in Indonesia. This AFP loan facility (Rupiah loan facility equivalent of USD 5,300,000 using the exchange rate at drawdown date) has 3 years grace period, due within 12 years, guaranteed by the Bank's acceptance or promissory notes, repayable in 18 semi-annual Rupiah installments with equal amounts since 30 September 1998 through 30 March 2007. The floating interest rates on the above facility are calculated based on average interest rate of 3-month Bank Indonesia Certificates during the latest 6 months period or average interest rate of 3-month time deposit from 5 state owned banks during the latest 6 months period, whichever is lower.

Based on the loan channeling agreement with Bank Indonesia dated 25 July 1996, the Bank obtained a loan facility to finance the investment and working capital of small business companies and venture capital projects from Export Import Bank of Japan. This facility was originally extended to Bank Indonesia which then channeled the loan to debtors who fulfill the loan requirements through local banks in Indonesia. This Rupiah loan facility (equivalent of JPY 1,300,000,000 using the exchange rate at drawdown date) has 3 years grace period, due within 14 years, guaranteed by the Bank's acceptance or promissory notes, repayable in 22 semi-annual Rupiah installments with equal amounts since 15 February 2000 through 15 August 2010. The floating interest rates on the above facility are calculated based on average interest rate of 3-month Bank Indonesia Certificates during the latest 6 months period.

(In thousands of Rupiah, unless otherwise stated)

18. Taxes payable and corporate income tax

a. Taxes payable consists of:

	2002	2001
Income tax article 21	20,512,464	6,243,906
Income tax article 23	17,471,612	14,916,117
Income tax article 25	4,696,211	7,418,604
Income tax article 29	126,099	34,381,190
Value Added Tax	38,984	26,285
	42,845,370	62,986,102

b. The reconciliation of accounting income before tax to taxable income is as follows:

	2002	2001
Accounting income before tax according to the statement of income	357,374,688	359,750,555
Fiscal corrections:		
Permanent differences:		
Depreciation of fixed assets	2,297,001	1,990,426
Allowance for uncollectible loans receivable and other allowances	-	3,619,278
Entertainment	731,365	863,950
Business development	466,784	1,138,933
Donation	2,022,632	1,514,540
Reversal of allowance for decline in value of foreclosed collaterals	-	(35,670,675)
Gain on sale of fixed assets	(1,394,888)	(854,856)
Other general and administrative expenses	1,432,456	607,493
Other non-tax deductible expenses	550,144	370,707
Rental income	(480,744)	(436,971)
	5,624,750	(26,857,175)

(In thousands of Rupiah, unless otherwise stated)

18. Taxes payable and corporate income tax (Continued)

	2002	2001
Temporary differences:		
Depreciation of fixed assets	(1,075,402)	9,676,461
Allowance for uncollectible loans receivable and other allowances	29,561,260	3,622,880
Unrealized (gain) loss from (increase) decrease in fair value of trading marketable secuties	(13,840,875)	6,153,625
Gain on sale of fixed assets	(30,115)	(159,704)
Allowance for decline in value of foreclosed collaterals	3,292,536	-
	17,907,404	19,293,262
Taxable income	380,906,842	352,186,642

The amounts of taxable income in 2002 and 2001 agree with the amounts reported in the Bank's annual corporate income tax returns in 2002 and 2001.

c. Income tax expenses consist of:

	2002	2001
Current tax	114,254,553	105,638,493
Deferred tax	(8,127,614)	(5,787,979)
	106,126,939	99,850,514

Reversal of deferred tax asset relating to revalued fixed assets in 2001 amounted to Rp 62,421 (Note 21).

d. Deferred tax assets (liabilities) as of 31 December 2002 and 2001 were as follows:

	2002	2001
Deferred tax assets:		
Depreciation of fixed assets	1,476,982	1,871,058
Reversal of deferred tax asset on revalued fixed assets	-	(62,421)
Allowance for uncollectible loans	13,446,625	1,136,745
Unrealized loss from decrease in fair value of trading marketable securities	-	1,846,088
Allowance for decline in value of foreclosed collateral	987,761	-
	15,911,368	4,791,470
Valuation allowance	(686,109)	-
Deferred tax assets after valuation allowance	15,225,259	4,791,470
Deferred tax liabilities:		
Unrealized gain from increase in fair value of trading marketable securities	(2,306,175)	-
	(2,306,175)	-
Deferred tax assets, net (recorded as other assets)	12,919,084	4,791,470

(In thousands of Rupiah, unless otherwise stated)

18. Taxes payable and corporate income tax (Continued)

e. Reconciliation between accounting income before tax multiplied by the maximum marginal tax rate and income tax expenses was as follows:

	2002	2001
Accounting pretax profit	357,374,688	359,750,555
Corporate income tax at prevailing tax rate	107,194,907	107,907,667
Non-deductible expenses (permanent differences)	1,687,425	(8,057,153)
Movement on valuation allowance and others	(2,755,393)	-
Income tax expenses	106,126,939	99,850,514

f. The corporate income tax payable article 29 is computed as follows:

	2002	2001
Calculation of corporate income tax:		
10% of Rp 50,000	5,000	5,000
15% of Rp 50,000	7,500	7,500
30% of Rp 380,806,842 (2002) and Rp 352,086,642 (2001)	114,242,053	105,625,993
	114,254,553	105,638,493
Prepaid taxes (Income tax article 23 and 25)	(114,128,454)	(71,257,303)
Corporate income tax payable article 29	126,099	34,381,190

Under the taxation laws of Indonesia, the Bank submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within 10 years of the taxes becoming payable.

19. Share capital

Share capital as of 31 December 2002 and 2001 was as follows:

	2002		2001	
	Number of shares (in whole amount)	Par value	Number of shares (in whole amount)	Par value
Authorized share capital	7,200,000,000	1,800,000,000	1,800,000,000	900,000,000
Unissued	(4,222,023,190)	(1,055,505,797)	(830,000,000)	(415,000,000)
Issued and paid-up	2,977,976,810	744,494,203	970,000,000	485,000,000

(In thousands of Rupiah, unless otherwise stated)

19. Share capital (Continued)

The composition of shareholders as of 31 December 2002 and 2001 was as follows:

	Number of shares (in whole amount)		Ownership percentage (%)	
	2002	2001	2002	2001
Ownership of more than 5%:				
PT Sari Dasa Karsa	1,836,462,836	716,147,000	61.67	73.83
PT Makindo Tbk	198,557,328	63,980,000	6.67	6.60
Commissioners:				
Lukito Winarto	5,210,492	1,673,000	0.17	0.17
Soetadi Limin*	3,223,584	1,050,000	0.11	0.11
Director:				
Eddy Muljanto	16,844,504	6,584,000	0.57	0.68
Other shareholders	917,678,066	180,566,000	30.81	18.61
	2,977,976,810	970,000,000	100.--	100.--

Total issued and paid-up share capital was as follows:

	2002	2001
Ownership of more than 5%:		
PT Sari Dasa Karsa	459,115,709	358,073,500
PT Makindo Tbk	49,639,332	31,990,000
Commissioners:		
Lukito Winarto	1,302,623	836,500
Soetadi Limin*	805,896	525,000
Director:		
Eddy Muljanto	4,211,126	3,292,000
Other shareholders	229,419,517	90,283,000
	744,494,203	485,000,000

* Appointed in the Extraordinary General Shareholders' Meeting on 25 November 2002 and approved by Bank Indonesia on 11 November 2002.

(In thousands of Rupiah, unless otherwise stated)

19. Share capital (Continued)

Other shareholders represent shareholders who own less than 5% of total outstanding shares, excluding directors and commissioners.

In the Extraordinary General Shareholders' Meeting on 28 March 2002, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 37 dated 28 March 2002, the Bank's authorized share capital was increased from Rp 900,000,000 [1,800,000,000 shares at nominal value of Rp 500 (in whole Rupiah) per share] to Rp 1,800,000,000 [3,600,000,000 shares at nominal value of Rp 500 (in whole Rupiah) per share].

In the Extraordinary General Shareholders' Meeting on 25 November 2002, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 39 dated 25 November 2002, the shareholders resolved to conduct stock split from Rp 500 (in whole Rupiah) per share to Rp 250 (in whole Rupiah) per share. Consequently, the issued share capital increased from 1,488,988,405 shares to 2,977,976,810 shares with the same total nominal value amounted to Rp 744,494,203.

20. Additional paid-in capital, net

Represents excess of payments over nominal value from initial public offering (net of shares issuance cost); the difference between Bank's capitalization of retained earnings amounted to Rp 279,612,193 and distributed shares dividends at par value of Rp 500 (in whole Rupiah) per share. The additional paid-in capital amounted to Rp 23,566,959 has been reclassified as share capital through distribution of bonus shares in 2002.

	2002	2001
Beginning balance	23,566,959	23,566,959
The difference between capitalization of retained earnings amounted to Rp 279,612,193 and distributed shares dividends at par value of Rp 500 (in whole Rupiah) per share (Note 1b)	167,767,316	-
Reclassification of additional paid-up capital to share capital by distribution of bonus shares (Note 1b)	(23,566,959)	-
Shares issuance cost from Limited Public Offering I	(1,994,840)	-
	165,772,476	23,566,959

(In thousands of Rupiah, unless otherwise stated)

21. Revaluation increment on fixed assets

As of 30 June 2001, the Bank revalued certain fixed assets (land and buildings) in accordance with the Decree of Minister of Finance No. 384/KMK.04/1998 dated 14 August 1998. The revaluation of fixed assets was conducted by PT Artanila Permai as an independent appraiser and resulted in revaluation increment on fixed assets as follows:

Fair value	169,215,000
Net book value, tax basis	(56,970,349)
Revaluation increment on fixed assets, tax basis	112,244,651
Net book value, tax basis	102,836,059
Net book value, accounting basis	(93,653,702)
Difference between net book value, tax basis and accounting basis	9,182,357
Revaluation increment on fixed assets, accounting basis	114,567,020
Reversal of deferred tax asset on revalued fixed assets	(62,421)
Final income tax	(11,224,465)
Revaluation increment on fixed assets, accounting basis, after tax	103,280,134

The revaluation increment on fixed assets, income tax basis, amounting to Rp 112,244,651 was approved by Head of Jakarta Tax Office under letter No. KEP-07/WPJ.06/KP.0404/2001 dated 6 December 2001. The letter stated a final tax liability on the revaluation increment amounting to Rp 11,224,465.

22. Difference in value of transactions with entities under common control

The difference in value of transactions with entities under common control as of 31 December 2002 and 2001 consisted of:

Sales of land and buildings to PT Bumi Citra Wicaksana on 31 December 1997:	
Selling price	8,000,000
Net book value	(4,831,615)
	3,168,385
Acquisition of land and buildings from PT Buana Land on 19 December 1997:	
Acquisition cost	(21,544,000)
Net book value	12,155,853
	(9,388,147)
	(6,219,762)

Land and buildings sold to and acquired from entities under common control are currently used for the Bank's operation (as offices and branches).

(In thousands of Rupiah, unless otherwise stated)

23. Interest revenue

Interest revenue consists of interest from:

	2002	2001
Loans receivable	576,171,795	372,034,011
Marketable securities	1,084,200,596	1,202,718,490
Placements with other banks	22,180,779	57,217,860
Demand deposits with other banks	515,291	2,391,409
	1,683,068,461	1,634,361,770

Interest revenue generated from transactions with related parties during the years ended 31 December 2002 and 2001 amounted to less than 5% of total interest revenue.

24. Interest expenses

Interest expenses consist of interest on:

	2002	2001
Demand deposits	127,864,126	141,427,401
Saving accounts	385,043,903	391,468,243
Deposits and certificates of deposit	535,902,554	448,353,972
Call money	20,587,231	11,549,880
Borrowings	8,584,073	8,059,031
Premium paid in connnection with the government guarantee on certain obligation of the banks	27,112,710	26,512,182
Others	32,326	548,533
	1,105,126,923	1,027,919,242

Interest expenses from transactions with related parties during the years ended 31 December 2002 and 2001 amounted to less than 5% of total interest expenses.

(In thousands of Rupiah, unless otherwise stated)

25. Personnel expenses

Personnel expenses consist of:

	2002	2001
Salaries and wages	92,655,561	79,542,068
Overtime	11,551,147	9,290,032
Holiday bonus	8,500,284	7,415,324
Medical	7,082,056	5,383,932
Meals, transportation and other benefits-in-kind	17,496,798	14,403,180
Obligatory employee insurance *(Jamsostek)*	3,438,903	2,912,444
Honorarium	11,773,643	8,631,629
Pension funds contribution	10,499,443	16,413,336
Employee income tax	33,724,251	26,850,954
Severance pay	12,277,203	6,368,936
Others	2,026,125	2,162,456
	211,025,414	179,374,291

Compensation paid to directors and commissioners for the years ended 31 December 2002 and 2001 amounted to Rp 10.82 billion and Rp 11.64 billion, respectively.

26. General and administrative expenses

General and administrative expenses consist of:

	2002	2001
Printed materials, office supplies	11,497,464	12,004,559
Telecommunication, electricity, water	30,204,706	23,594,862
Gratification	41,269,304	32,819,541
Promotion	11,670,410	6,543,697
Maintenance of office equipment, motor vehicles	13,679,938	9,405,818
Insurance	2,500,878	2,159,966
Professional fees	13,187,066	3,999,808
Education and training	7,458,495	5,238,913
Depreciation of fixed assets	39,120,069	31,219,049
Others	18,257,738	19,324,890
	188,846,068	146,311,103

(In thousands of Rupiah, unless otherwise stated)

27. Earnings per share

Earnings per share is computed by dividing net operating income/net income with the weighted average number of shares outstanding during the year, as follows:

	2002	2001 (after restatement of weighted average number of shares outstanding)*	2001 (before restatement of weighted average number of shares outstanding)
Net operating income	345,274,210	356,642,682	356,642,682
Net income	251,247,749	259,900,041	259,900,041
Weighted average number of shares outstanding	2,792,961,138 shares	2,700,453,302 shares	970,000,000 shares
Earnings per share (in whole Rupiah):			
Net operating income	124	132	368
Net income	90	96	268

* *Weigthed average number of shares outstanding are restated to take into account bonus shares and shares dividends, issuance of shares from limited public offering I and stock split in 2002 (Notes 1b and 19)*

28. Cash dividends

	2002	2001
Cash dividends distributed during the years ended 31 December 2002 and 2001 were Rp 134 (in whole Rupiah) per share and Rp 32 (in whole Rupiah) per share, respectively	129,980,000	31,040,000

Based on the resolution of Extraordinary General Shareholders' Meeting, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 35 dated 28 March 2002, and approval from Indonesian Bank Restructuring Agency ("IBRA") under its letter No. PB-678/BPPN/0402 dated 8 April 2002, the Bank paid cash dividends amounted to Rp 129,980,000 to all shareholders on 17 May 2002.

Based on the resolution of Extraordinary General Shareholders' Meeting, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 29 dated 25 May 2001, and approval from IBRA under its letter No. PB-114/BPPN/0401 dated 9 April 2001, the Bank paid cash dividends amounted to Rp 31,040,000 to all shareholders on 5 July 2001.

The decision letter of the Board of Directors of PT Bank Buana Indonesia Tbk No. 02/DIR/1370, which replaced the Board of Directors' meeting, resolved to pay interim cash dividends derived from net income for year 2002 amounting to Rp 57,000,000 or Rp 19 (in whole Rupiah) per share. Through 31 December 2002, the interim cash dividends has not been paid to the shareholders since the Bank had not obtained the approval from IBRA (Note 40).

29. Commitments and Contingencies

The Bank has committed and contingent receivables/payables as follows:

	Currencies	Amount in foreign currencies 2002	Amount in foreign currencies 2001	Amount in thousands of Rupiah 2002	Amount in thousands of Rupiah 2001
COMMITMENTS					
Committed receivables:					
Unsettled spot purchase contracts Non-related parties	USD	16,500,000	14,800,000	147,675,000	153,920,000
Committed liabilities:					
Unsettled spot selling contracts Non-related parties	USD	6,500,000	6,400,000	58,175,000	66,560,000
	JPY	119,460,000	-	9,010,629	-
				67,185,629	66,560,000
Unused customer loan facilities	Rupiah			1,725,053,343	1,428,389,829
Outstanding irrevocable Letter of Credit	Rupiah			11,997,145	11,730,395
	USD	5,542,037	2,760,527	49,601,235	28,709,481
	AUD	13,600	41,010	68,924	217,945
	SGD	272,839	144,671	1,406,144	813,617
	GBP	3,960	-	57,046	-
	JPY	88,468,724	13,378,375	6,673,089	1,059,352
	Euro	808,886	384,090	7,576,904	3,534,768
	Others, equivalent USD	1,026	8,257	9,181	85,877
				77,389,668	46,151,435
Purchase of government bonds FR 0009				90,955,556	-
Total committed liabilities				1,960,584,196	1,541,101,264
CONTINGENCIES					
Contingent receivables:					
Interest on non-performing productive assets	Rupiah			1,116,907	890,405
Contingent liabilities:					
Bank guarantees issued to customers	Rupiah			119,027,972	81,776,246
	USD	170,326	250,775	1,524,414	2,608,059
	Others, equivalent USD	16,905	35,834	151,300	372,678
				120,703,686	84,756,983
Standby Letter of Credit	USD	53,833	78,108	481,805	812,323
Unused traveller's cheques	USD	292,550	775,250	2,618,323	8,062,600
Total contingent liabilities				123,803,814	93,631,906

(In thousands of Rupiah, unless otherwise stated)

29. Commitments and Contingencies (Continued)

Based on agency agreement dated 8 August 2001 between the Bank and PT MeesPierson Finas Investment Management (MPF) as the investment manager, MPF appointed the Bank as a sales agent of mutual fund Buana 88 Rupiah, Buana 88 Pendapatan Tetap and Buana 88 Dollar, to sell those mutual funds to the Bank's customers or prospective customers. This agreement shall continue indefinitely unless an event which could terminate the agreement occurs such as MPF's failure to fulfill Investment Policy, bankruptcy of MPF or the Bank.

Based on Financial Advisory Services agreement dated 21 February 2002, which was extended and amended by the agreement on 8 August 2002 between the Bank and Asset Management Group of Indonesia (AMGI) as the Bank's financial consultant in relation with the possibility of strategic foreign investor to participate in the ownership of Bank's shares, directly or through the ADR program (American Depository Receipt), the Bank has an obligation to pay retainer fee of USD 16,000 per month for six-month period starting in September 2002 and success fee of 2% of transaction value less 50% of any retainer fee paid or outstanding. This agreement will be extended for the six-month period until 31 August 2003 or earlier than that date if the transaction to acquire 20% of the Bank's shares by foreign investor is completed before 31 August 2003.

Total commitment of office rent to PT Bumi Buana Sumber Indah (related party) on 31 December 2001 was as follows:

	2001
Mature for the next 1 year	8,933,235
Mature for the next 2 year	8,203,174
	17,136,409

30. Capital Adequacy Ratio

The calculation of Capital Adequacy Ratio as of 31 December 2002 and 2001 was in accordance with the Circular Letter of Bank Indonesia No. 3/30/DPNP dated 14 December 2001 and the risk weighted assets was calculated based on the decision letter of the Directors of Bank Indonesia No. 31/146/KEP/DIR dated 12 November 1998.

The Bank is required to maintain its capital Adequacy Ratio at minimum of 8% as of 31 December 2002 and 2001 in accordance with Bank Indonesia Regulation No. 3/21/PBI/2001 dated 13 December 2001.

30. Capital Adequacy Ratio (Continued)

The Bank's CAR as of 31 December 2002 and 2001, computed in accordance with the prevailing Bank Indonesia regulation was as follows:

In millions of Rupiah	2002	2001
The components of capital consist of :		
Core Capital:		
Paid in capital	744,494	485,000
Additional paid-in capital	165,772	23,567
General and appropriated reserves	13,000	10,000
Prior year profit	305	152,997
Current year profit after tax	121,560	129,950
Difference in value of transactions with entities under common control	(6,220)	(6,220)
Unrealized gain from increase in fair value of available-for-sale marketable securities	1,697	322
Total core capital	1,040,608	795,616
Supplementary capital:		
Revaluation increment on fixed assets	103,280	103,280
General allowance for uncollectible productive assets	67,491	49,596
Total supplementary capital	170,771	152,876
Total core capital and supplementary capital	1,211,379	948,492
Long-term investment	(889)	(7,889)
Total capital	1,210,490	940,603
Risk Weighted Assets	5,417,511	3,967,680
Capital Adequacy Ratio	22.34%	23.71%

In accordance with Bank Indonesia Regulation No. 3/21/PBI/2001 dated 13 December 2001, Capital Adequacy Ratio should be computed without including the tax effect of deferred income tax.

31. Net Open Position

Based on the decision letter of the Directors of Bank Indonesia No. 31/178/KEP/DIR dated 31 December 1998 regarding Net Open Position of bank, the maximum Net Open Position is 20% of its capital. Net Open Position ("NOP") is the sum of the absolute value of (i) the net differences between asset and liability balances for each foreign currency and (ii) the net differences between claims and liabilities in the form of both commitments and contigencies accounts, for each foreign currency, which are all stated in equivalent Rupiah.

31. Net Open Position (Continued)

The Bank's NOP as of 31 December 2002 and 2001 was as follows:

In millions of Rupiah	2002		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of commitments and contingencies in administrative accounts	Total Net Open Position (absolute value)
USD	444,126	(440,579)	3,547
EURO	2,074	-	2,074
JPY	3,674	(9,011)	5,337
SGD	(20,236)	20,615	379
MYR	3	-	3
HKD	1,045	-	1,045
GBP	734	-	734
AUD	(19,090)	17,738	1,352
NZD	132	-	132
CAD	204	-	204
BND	9	-	9
CHF	885	-	885
SAR	84	-	84
Net Open Position			15,785
Capital (Note 30)			1,210,490
Percentage of NOP to capital			1.30%

In millions of Rupiah	2001		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of commitments and contingencies in administrative accounts	Total Net Open Position (absolute value)
USD	42,849	(44,611)	1,762
EURO	(887)	-	887
JPY	18,582	(19,498)	916
SGD	(24,121)	28,120	3,999
MYR	7	-	7
DEM	32	-	32
HKD	(744)	-	744
GBP	771	-	771
AUD	(39,663)	39,858	195
NZD	66	-	66
CAD	418	-	418
Carry forward			9,797

31. Net Open Position (Continued)

In millions of Rupiah	2001		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of commitments and contingencies in administrative accounts	Total Net Open Position (absolute value)
Carried forward			9,797
BND	8	-	8
THB	1	-	1
CHF	718	-	718
BEF	226	-	226
SEK	140	-	140
DKK	312	-	312
SAR	42	-	42
Net Open Position			11,244
Capital (Note 30)			940,603
Percentage of NOP to capital			1.20%

32. Segment financial information

Geographic segment:

	2002						
	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
OPERATING REVENUE AND EXPENSES:							
Interest revenue							
Interest	998,516,741	70,269,479	98,999,542	63,475,279	72,265,717	379,541,703	1,683,068,461
Commission	17,996,859	3,735,848	3,349,558	2,221,440	2,238,655	14,662,459	44,204,819
	1,016,513,600	74,005,327	102,349,100	65,696,719	74,504,372	394,204,162	1,727,273,280
Interest expenses	(643,474,609)	(45,119,770)	(67,772,089)	(41,338,519)	(47,641,892)	(259,780,044)	(1,105,126,923)
Net interest income	373,038,991	28,885,557	34,577,011	24,358,200	26,862,480	134,424,118	622,146,357

(In thousands of Rupiah, unless otherwise stated)

32. Segment financial information (Continued)

	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Other operational revenue:							
Revenue from foreign currency transactions, net	9,875,734	74,235	104,477	9,059	729	485,574	10,549,808
Revenue from derivative transactions, net	11,738,267	-	-	-	-	(27,075)	11,711,192
Fees from credit unrelated transactions	16,516,727	2,025,034	1,847,206	1,422,967	1,918,374	11,596,844	35,327,152
Unrealized gain from increase in fair value of trading marketable securities	11,050,875	-	-	-	-	-	11,050,875
Gain from trading marketable securities which have been sold and matured	38,147,500	-	-	-	-	-	38,147,500
Other income, net	24,767,884	596,995	713,975	854,099	554,704	3,347,076	30,834,733
	112,096,987	2,696,264	2,665,658	2,286,125	2,473,807	15,402,419	137,621,260
Other operational expenses:							
Reversal of allowance for uncollectible loans and other productive assets, net	6,829,918	-	-	-	-	-	6,829,918
Personnel expenses	(127,907,001)	(10,682,771)	(7,236,576)	(6,572,874)	(10,267,414)	(48,358,778)	(211,025,414)
Occupancy expenses	(13,677,196)	(962,057)	(890,789)	(540,980)	(505,034)	(4,875,787)	(21,451,843)
General and administrative expenses	(119,967,574)	(8,702,115)	(4,734,317)	(5,542,667)	(6,041,562)	(43,857,833)	(188,846,068)
	(254,721,853)	(20,346,943)	(12,861,682)	(12,656,521)	(16,814,010)	(97,092,398)	(414,493,407)
Other operational expenses, net	(142,624,866)	(17,650,679)	(10,196,024)	(10,370,396)	(14,340,203)	(81,689,979)	(276,872,147)
NET OPERATING INCOME	230,414,125	11,234,878	24,380,987	13,987,804	12,522,277	52,734,139	345,274,210
NON-OPERATIONAL REVENUE (EXPENSES):							
Gain on sale of fixed assets, net	1,203,850	7,988,450	200	-	199,660	1,344,080	10,736,240
Others	1,497,550	(37,584)	(2,955)	(41,973)	(38,085)	(12,715)	1,364,238
	2,701,400	7,950,866	(2,755)	(41,973)	161,575	1,331,365	12,100,478
INCOME BEFORE TAX	233,115,525	19,185,744	24,378,232	13,945,831	12,683,852	54,065,504	357,374,688
INCOME TAX EXPENSES	(106,126,939)	-	-	-	-	-	(106,126,939)
NET INCOME FOR THE YEAR	126,988,586	19,185,744	24,378,232	13,945,831	12,683,852	54,065,504	251,247,749
Total assets	7,994,065,272	576,311,741	768,606,366	476,934,751	580,834,317	2,884,605,560	13,281,358,007
Total liabilities	6,844,747,465	557,125,997	744,228,134	462,988,920	568,150,465	2,830,540,056	12,007,781,037
Total loan receivables	1,284,704,560	340,419,115	256,324,851	275,369,543	294,517,463	1,503,706,115	3,955,041,647
Total deposits	6,648,568,731	540,643,979	733,617,514	458,423,781	560,936,899	2,793,510,316	11,735,701,220

(In thousands of Rupiah, unless otherwise stated)

32. Segment financial information (Continued)

	2001						
	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
OPERATING REVENUE AND EXPENSES:							
Interest revenue							
Interest	951,415,180	74,135,454	114,827,978	50,370,518	69,335,076	374,277,564	1,634,361,770
Commission	14,950,131	2,393,249	2,809,044	1,849,237	2,045,611	11,170,142	35,217,414
	966,365,311	76,528,703	117,637,022	52,219,755	71,380,687	385,447,706	1,669,579,184
Interest expenses	(583,334,249)	(45,682,952)	(75,790,625)	(33,027,030)	(44,649,562)	(245,434,824)	(1,027,919,242)
Net interest income	383,031,062	30,845,751	41,846,397	19,192,725	26,731,125	140,012,882	641,659,942
Other operational revenue:							
Revenue from foreign currency transactions, net	19,128,060	97,050	250,333	25,317	8,676	549,875	20,059,311
Revenue from derivative transactions, net	9,074,080	125,000	-	-	-	-	9,199,080
Fees from credit unrelated transactions	11,582,479	1,204,563	1,574,386	1,000,190	1,454,771	8,830,067	25,646,456
Reversal of allowance for decline in value of other assets	35,670,675	-	-	-	-	-	35,670,675
Other income, net	10,531,859	502,200	746,910	1,051,527	622,652	3,651,148	17,106,296
	85,987,153	1,928,813	2,571,629	2,077,034	2,086,099	13,031,090	107,681,818
Other operational expenses:							
Provision expense for uncollectible loans and other productive assets, net	(36,826,983)	-	-	-	-	-	(36,826,983)
Unrealized loss from decrease in fair value of trading marketable securities	(6,153,625)	-	-	-	-	-	(6,153,625)
Personnel expenses	(110,688,663)	(8,541,140)	(5,878,232)	(5,608,945)	(8,753,061)	(39,904,250)	(179,374,291)
Occupancy expenses	(17,798,411)	(741,063)	(855,094)	(381,875)	(141,493)	(4,115,140)	(24,033,076)
General and administrative expenses	(96,679,180)	(6,333,595)	(3,495,190)	(3,852,625)	(5,526,935)	(30,423,578)	(146,311,103)
	(268,146,862)	(15,615,798)	(10,228,516)	(9,843,445)	(14,421,489)	(74,442,968)	(392,699,078)
Other operational expenses, net	(182,159,709)	(13,686,985)	(7,656,887)	(7,766,411)	(12,335,390)	(61,411,878)	(285,017,260)
NET OPERATING INCOME	200,871,353	17,158,766	34,189,510	11,426,314	14,395,735	78,601,004	356,642,682
NON-OPERATIONAL REVENUE (EXPENSES):							
Gain on sale of fixed of assets, net	1,027,960	68,840	-	237,859	214,400	1,263,127	2,812,186
Others	188,549	(15,366)	78,759	(19,649)	(19,662)	83,056	295,687
	1,216,509	53,474	78,759	218,210	194,738	1,346,183	3,107,873
INCOME BEFORE TAX	202,087,862	17,212,240	34,268,269	11,644,524	14,590,473	79,947,187	359,750,555
INCOME TAX EXPENSES	(99,850,514)	-	-	-	-	-	(99,850,514)
NET INCOME FOR THE YEAR	102,237,348	17,212,240	34,268,269	11,644,524	14,590,473	79,947,187	259,900,041

32. Segment financial information (Continued)

Total assets	7,251,815,234	503,512,231	830,377,278	389,932,764	498,008,533	2,800,455,428	12,274,101,468
Total liabilities	6,380,631,564	486,299,992	796,109,009	378,288,240	483,418,061	2,720,508,240	11,245,255,106
Total loan receivables	926,057,492	165,275,336	184,815,650	206,643,191	211,611,075	1,003,085,383	2,697,488,127
Total deposits	6,160,577,710	478,494,528	785,846,954	374,339,283	478,260,408	2,691,408,332	10,968,927,215

Business segment:

	Credit	Treasury	Head office and others	Total
2002:				
Revenue from external parties:				
Interest and commission revenue	609,013,990	1,106,381,375	11,877,915	1,727,273,280
Assets	3,907,217,769	8,071,888,313	1,302,251,925	13,281,358,007
2001:				
Revenue from external parties:				
Interest and commission revenue	395,651,973	1,259,936,350	13,990,861	1,669,579,184
Assets	2,621,861,281	8,483,108,545	1,169,131,642	12,274,101,468

33. Maturity of assets and liabilities

The maturity of assets and liabilities as of 31 December 2002 and 2001, according to the maturity group based on the remaining period from the balance sheet date to the maturity date was as follows:

Rupiah:

	2002						
In millions of Rupiah	≤ 1 month	> 1 - 3 months	> 3 - 12 months	> 1 - 5 years	> 5 years	Non-interest bearing	Total
Assets:							
Cash on hand	-	-	-	-	-	218,428	218,428
Demand deposits with Bank Indonesia	-	-	-	-	-	500,316	500,316
Demand deposits with other banks, net	3,059	-	-	-	-	-	3,059
Placements with other banks, net	269,322	60	718	-	-	-	270,100
Marketable securities, net	2,988,135	2,457,836	164,186	249,719	-	21,392	5,881,268
Marketable securities purchased with agreements to resell, net	-	198,617	-	-	-	-	198,617
Derivative receivables, net	-	-	-	-	-	1,406	1,406
Loans receivable, net	139,571	428,076	1,925,657	1,227,645	105,864	-	3,826,813
Long-term investments, net	-	-	-	-	-	818	818
Other receivables	-	-	-	-	-	27,216	27,216
Fixed assets, net	-	-	-	-	-	316,745	316,745
Other assets, net	-	-	-	-	-	79,022	79,022
	3,400,087	3,084,589	2,090,561	1,477,364	105,864	1,165,343	11,323,808

33. Maturity of assets and liabilities (Continued)

	2002						
In millions of Rupiah	≤ 1 month	> 1 - 3 months	> 3 - 12 months	> 1 - 5 years	> 5 years	Non-interest bearing	Total
Liabilities:							
Liabilities payable on demand	-	-	-	-	-	40,028	40,028
Deposits by non-bank customers	9,894,048	57,721	23,638	-	-	-	9,975,407
Deposits by other banks	285,467	-	-	-	-	-	285,467
Derivative payables	-	-	-	-	-	2,200	2,200
Borrowings	-	-	-	4,014	43,547	-	47,561
Accrued expenses	-	-	-	-	-	26,814	26,814
Taxes payable	-	-	-	-	-	42,845	42,845
Other liabilities	-	-	-	-	-	41,555	41,555
Estimated loss on commitments and contingencies	-	-	-	-	-	1,310	1,310
	10,113,239	57,721	23,638	4,014	43,547	154,752	10,463,187
Net Position	(6,779,428)	3,026,868	2,066,923	1,473,350	62,317	1,010,591	860,621

Foreign currencies:

	2002						
In millions of Rupiah	≤ 1 month	> 1 - 3 months	> 3 - 12 months	> 1 - 5 years	> 5 years	Non-interest bearing	Total
Assets:							
Cash on hand	-	-	-	-	-	1,879	1,879
Demand deposits with Bank Indonesia	-	-	-	-	-	48,607	48,607
Demand deposits with other banks, net	79,622	-	-	-	-	-	79,622
Placements with other banks, net	936,544	-	-	-	-	-	936,544
Marketable securities, net	9,675	-	282,978	482,450	-	8,850	783,953
Loans receivable, net	141	27,409	51,098	1,757	-	-	80,405
Acceptance receivables, net	-	-	-	-	-	16,075	16,075
Other receivables	-	-	-	-	-	4,209	4,209
Other assets, net	-	-	-	-	-	6,256	6,256
	1,025,982	27,409	334,076	484,207	-	85,876	1,957,550

33. Maturity of assets and liabilities (Continued)

	2002						
In millions of Rupiah	≤ 1 month	> 1 - 3 months	> 3 - 12 months	> 1 - 5 years	> 5 years	Non-interest bearing	Total
Liabilities:							
Liabilities payable on demand	-	-	-	-	-	24,303	24,303
Deposits by non-bank customers	1,435,204	30,938	8,685	-	-	-	1,474,827
Acceptance payables	-	-	-	-	-	16,237	16,237
Borrowings	8,923	-	-	-	-	-	8,923
Accrued expenses	-	-	-	-	-	388	388
Other liabilities	-	-	-	-	-	19,221	19,221
Estimated loss on commitments and contingencies	-	-	-	-	-	695	695
	1,444,127	30,938	8,685	-	-	60,844	1,544,594
Net Position	(418,145)	(3,529)	325,391	484,207	-	25,032	412,956

Rupiah:

	2001						
In millions of Rupiah	≤ 1 month	> 1 - 3 months	> 3 - 12 months	> 1 - 5 years	> 5 years	Non-interest bearing	Total
Assets:							
Cash on hand	-	-	-	-	-	118,878	118,878
Demand deposits with Bank Indonesia	-	-	-	-	-	470,198	470,198
Demand deposits with other banks, net	3,019	-	-	-	-	-	3,019
Placements with other banks, net	264,527	1,585	871	-	-	-	266,983
Marketable securities, net	3,693,737	1,768,784	55,714	163,576	-	18,597	5,700,408
Marketable securities purchased with agreements to resell, net	-	703,211	465,221	-	-	-	1,168,432
Derivative receivables, net	-	-	-	-	-	2,356	2,356
Loans receivable, net	108,310	295,570	1,251,584	766,904	87,713	-	2,510,081
Long-term investments, net	-	-	-	-	-	7,810	7,810
Other receivables	-	-	-	-	-	34,811	34,811
Fixed assets, net	-	-	-	-	-	299,595	299,595
Other assets, net	-	-	-	-	-	72,236	72,236
	4,069,593	2,769,150	1,773,390	930,480	87,713	1,024,481	10,654,807

33. Maturity of assets and liabilities (Continued)

	2001						
In millions of Rupiah	≤ 1 month	> 1 - 3 months	> 3 - 12 months	> 1 - 5 years	> 5 years	Non-interest bearing	Total
Liabilities:							
Liabilities payable on demand		-	-	-	-	27,444	27,444
Deposits by non-bank customers	9,202,354	134,961	61,538	-	-	-	9,398,853
Deposits by other banks	14,473	-	-	-	-	-	14,473
Derivative payables	2,659	-	-	-	-	-	2,659
Borrowings	-	-	-	-	53,897	-	53,897
Accrued expenses	-	-	-	-	-	34,209	34,209
Taxes payable	-	-	-	-	-	62,986	62,986
Other liabilities	-	-	-	-	-	28,047	28,047
Estimated loss on commitments and contingencies	-	-	-	-	-	933	933
	9,219,486	134,961	61,538	-	53,897	153,619	9,623,501
Net Position	(5,149,893)	2,634,189	1,711,852	930,480	33,816	870,862	1,031,306

Foreign currencies:

	2001						
In millions of Rupiah	≤ 1 month	> 1 - 3 months	> 3 - 12 months	> 1 - 5 years	> 5 years	Non-interest bearing	Total
Assets:							
Cash on hand	-	-	-	-	-	3,793	3,793
Demand deposits with Bank Indonesia	-	-	-	-	-	48,682	48,682
Demand deposits with other banks, net	84,266	-	-	-	-	-	84,266
Placements with other banks, net	772,200	-	-	-	-	-	772,200
Marketable securities, net	23,115	52,892	56,102	430,336	-	10,284	572,729
Loans receivable, net	14,513	32,320	40,975	23,972	-	-	111,780
Acceptance receivables, net	-	-	-	-	-	16,691	16,691
Other receivables	-	-	-	-	-	641	641
Other assets, net	-	-	-	-	-	8,512	8,512
	894,094	85,212	97,077	454,308	-	88,603	1,619,294

33. Maturity of assets and liabilities (Continued)

In millions of Rupiah	2001						
	≤ 1 month	> 1 - 3 months	> 3 - 12 months	> 1 - 5 years	> 5 years	Non-interest bearing	Total
Liabilities:							
Liabilities payable on demand	-	-	-	-	-	24,178	24,178
Deposits by non-bank customers	1,535,571	15,298	4,732	-	-	-	1,555,601
Acceptance payables	6,663	4,873	5,323	-	-	-	16,859
Borrowings	-	-	-	-	13,209	-	13,209
Accrued expenses	-	-	-	-	-	172	172
Other liabilities	-	-	-	-	-	10,287	10,287
Estimated loss on commitments and contingencies	-	-	-	-	-	1,448	1,448
	1,542,234	20,171	10,055	-	13,209	36,085	1,621,754
Net Position	(648,140)	65,041	87,022	454,308	(13,209)	52,518	(2,460)

Based on the above maturity analysis of assets and liabilities, the liabilities with maturity period of up to 1 month exceed the assets with the same maturity period. The Bank's management believes that the Bank is familiar with its customers' behavior in withdrawing and utilizing the funds; however, if significant withdrawal of funds occurs, the Bank still has excess funds with maturity period of longer than 1 month in form of marketable securities which can be sold at any time in the money market.

34. Employee pension plan

The Bank sponsors a defined benefit pension plan (the "Plan") through Dana Pensiun PT Bank Buana Indonesia Tbk that covers substantially all permanent employees of the Bank. Under the Plan, pension benefits are to be paid to eligible employees at retirement, based primarily upon years of services with the Bank and compensation rates near retirement.

Dana Pensiun PT Bank Buana Indonesia Tbk was approved by the Ministry of Finance No. KEP-039/KM.17/1996 dated 6 February 1996. The plan is funded through annual contribution by the Bank which is sufficient to meet the minimum requirements set forth in applicable pension fund laws. This contribution usually reflects benefits attributed to employees' current service costs, as well as amortization of past service costs and actuarial adjustment.

(In thousands of Rupiah, unless otherwise stated)

34. Employee pension plan (Continued)

The annual pension fund cost paid by the Bank was as follows:

	2002	2001
Normal cost (or 10% of annual employees remuneration)	9,499,443	15,413,335
Amortization of past service cost	1,000,000	1,000,000
	10,499,443	16,413,335

The funding status of the pension plan as of 31 December 2002 and 2001 was as follows:

	2002	2001
Fair value of Plan's net assets	157,209,392	129,699,976
Actuarial liability	(132,701,763)	(127,077,754)
Excess of fair value of Plan's net assets over actuarial liability	24,507,629	2,622,222

The following principal actuarial assumptions were used to measure the present value of the promised retirement benefits:

	2002	2001
1. Weighted average discount rate per annum to calculate the actuarial liability	13%	13%
2. Pensionable salary increase per annum	10%	10%

35. Transactions with related parties

The Bank conducted the following financial transactions with related parties which were made under the normal terms and conditions as with the third parties (except for loans to employees which are given for period of 1-120 months, interest free and repayment through monthly salary deduction).

35. Transactions with related parties (Continued)

The details of significant transactions and balances with related parties as of 31 December 2002 and 2001 were as follows:

In millions of Rupiah	2002		2001	
	Amount	Percentage of total %	Amount	Percentage of total %
Bills bought receivables:				
PT Idola Bangun Idea*	690	0.01	4,546	0.04
PT Indo Baju Indah*	1,192	0.01	-	-
Loans receivable:				
- Outstanding loans above 1 billion Rupiah:				
PT Gemini Mas Mulia	970	0.01	1,170	0.01
PT Karet Mas	1,634	0.01	1,941	0.02
PT Fiberindo Cemerlang	2,395	0.02	1,117	0.01
PT Tritunggal Multi Chemicals	7,303	0.05	3,800	0.03
PT Pintu Mas Mulia Kimia	18,130	0.14	14,844	0.12
PT Gizindo Pangan	2,816	0.02	2,316	0.02
PT Inumas	1,575	0.01	830	0.01
Ng Tjie Koang	2,029	0.02	962	0.01
PT Tomang Elok	1,452	0.01	-	-
Soemardi Oei and Anwar Tandanu	1,950	0.01	-	-
PT Kayayama Perkasa	1,551	0.01	650	0.01
PT Strada Multi Perkasa*	1,122	0.01	-	-
PT Idola Bangun Idea*	9,666	0.07	-	-
PT Indo Baju Indah*	13,040	0.10	10,889	0.09
PT Kalimantan Medan Abadi*	1,503	0.01	1,805	0.01
- Outstanding loans below 1 billion Rupiah: (consist of 103 and 86 customers, respectively, as of 31 December 2002 and 2001)	12,410	0.09	9,586	0.08
Acceptance receivables	2,123	0.02	738	0.01
Insurance coverage of fixed assets (PT Asuransi Buana Independent)	126,139	-	101,010	-
Prepaid rent expense (part of other assets)	8,327	0.06	165	0.00
Demand deposits	171,200	1.43	155,063	1.38
Saving accounts	33,731	0.28	16,420	0.15
Time deposits	143,614	1.20	65,901	0.59
Personnel expense:				
Compensation paid to marketing advisors	10,400	2.51	-	-
Occupancy expense:				
Rental expense paid to PT Bumi Buana Sumber Indah	9,139	2.20	9,555	2.43
General and administration expense:				
Insurance expense to PT Asuransi Buana Independen	2,501	0.60	2,160	0.55

* Not a related party in 2001.

Percentage of loans receivable, acceptance receivables and prepaid rent expense is computed based on total assets.

35. Transactions with related parties (Continued)

Percentage of demand deposits, saving accounts and time deposits is computed based on total liabilities.

Percentage of compensation, rental expense and insurance expense is computed based on total other operational expenses.

All related parties are parties related to the Bank through the same ownership/shareholdings, except for Mr. Karman Tandanu, who is one of the Bank's shareholders.

Interest revenue and expenses from/to related parties which are received/incurred by the Bank were less than 5% of the Bank's total interest revenue and interest expenses.

36. Risk Management Structure

Credit risk management

The Bank's lending activities are based on a prudent approach and in accordance with Bank Indonesia regulation. The Bank has a Lending Policy and its standard of implementation which is applied as the guidelines to extend and manage lending activities. Loan facilities extended to the Bank's customers are based on analysis of customers' performance, capability, capacity, business condition and collaterals.

Risk management and controls of derivative transactions

Derivative transactions entered into by the Bank consist of forward currency and swap currency transactions. The purpose of these derivative transactions is not only to hedge against exposures to foreign exchange rate changes, but also for arbitrage purposes. Risks arising from these derivative transactions include counterparty or credit risk, liquidity risk, and settlement risk.

Counterparty risk is a risk arising from the counterparty's inability to settle the sold currencies on a timely basis due to the counterparty's financial difficulties or other reasons.

Liquidity risk is a risk arising from the difficulty to set a price or find a counterparty in the market for entering into derivative transactions with the Bank while the Bank needs to square its position or enter into new swap transactions.

Settlement transaction risk is a risk arising from the problem occured in the international payment system or human error which results in delay of settlement.

36. Risk Management Structure (Continued)

To anticipate and control these risks, the Bank has performed the following:

- The Bank determines the limit for the Treasury Bureau and revises the limit at least once a year. The restriction includes foreign exchange limit, money market limit, transaction limit, period limit, mismatched/gap limit, daily deficit limit, loss limit and overnight limit.
- The Settlement Department, which processes all administrative tasks related to the Treasury Bureau transactions, is managed by the Head of Operation Bureau, not by the Head of Treasury Bureau. The Settlement Department also acts as a controller over dealing room activities.
- The Head of Treasury Bureau must immediately report to the Director of Treasury and propose to freeze the foreign exchange limit and money market limit if there is negative information regarding a bank, institution or customer.
- The Treasury Bureau and the Settlement Department monitor the result of marking to market on daily derivative transactions from the FOXS System program. The Settlement Department must determine and record gain and loss according to banking accounting standards and Indonesian banking accounting guidelines (*Pedoman Akuntansi Perbankan Indonesia*).
- The Treasury Bureau must immediately contact the customers for additional deposits, if the customer's potential loss has almost reached the determined maintenance margin.
- At the end of each month, the Treasury Bureau must inform the customers in writing about the position of outstanding derivative transactions, including details on the potential gain or loss.
- The Accounting and Finance Bureau periodically monitors cash flow forecasts and maturity profiles related to all derivative transactions, maintains the Net Open Position, and prepares a report to Bank Indonesia as required by the prevailing regulations.

37. Indonesian economy

Many Asia Pacific countries, including Indonesia, are experiencing economic difficulties, including liquidity problems, volatility in prices and significant slowdowns in business activity. The operations of the Bank may be affected in the foreseeable future by the country's economic condition; however, the effects, if any, cannot be determined at the present time.

(In thousands of Rupiah, unless otherwise stated)

38. Reclassification of accounts

Several accounts in the financial statements for the year ended 31 December 2001 have been reclassified to conform with the presentation of the financial statements for the year ended 31 December 2002.

Statement of income:

	31 December 2001		
	Before reclassification	Reclassification	After reclassification
Interest expenses	1,001,407,060	26,512,182	1,027,919,242
General and administrative expenses	172,823,285	(26,512,182)	146,311,103

39. Additional information

a. As of 31 December 2002 and 2001, the Bank had ratio of non-performing productive assets (substandard, doubtful and loss) to total productive assets of 0.25% and 0.66%, respectively.

b. As of 31 December 2002 and 2001, the Bank had ratio of non-performing loans (substandard, doubtful and loss) to total loans receivable of 0.75% and 2.80%, respectively.

c. In connection with the Bank's plan to increase the Bank's image and give opportunity for foreign investors to owns shares of the Bank, on 11 October 2002, the Bank submitted share registration application in form of ADR-level 1 to the United States Securities and Exchange Committees (US SEC). This application has been approved by US SEC under No. File 82-34694 on 10 December 2002. The Bank plans to launch its initial trading in April 2003.

40. Subsequent events

On 24 January 2003, the Bank obtained an approval from Indonesian Bank Restructuring Agency (IBRA) under No. PB-132/BPPN/103 to distribute interim cash dividends (Note 28).

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D a t a

- Board of Commissioners
- Board of Directors
- Executive Vice Presidents
- Audit Committee
- Division Head
- Branch Manager
- Organization Structure
- Product & Services
- Company Network

Management

Board of Commissioners

Chairman	: Raden Rachmad
Commissioner	: Lukito Winarto
Commissioner	: Wimpie Wirja Surja
Commissioner	: Soetadi Limin

Board of Directors

President Director	: Jimmy Kurniawan Laihad
Director	: Aris Janasutanta Sutirto
Director	: Eddy Muljanto
Director	: Pardi Kendy
Director	: Safrullah Hadi Saleh
Director	: Soehadie Tansol*

** Effective on January 9, 2003*

Executive Vice Presidents

Executive Vice President	: Ishak Sumarno
Executive Vice President	: Karman Tandanu
Executive Vice President	: Januar Tedjo Kusumo
Executive Vice President	: Antony

Board of Commissioners

Raden Rachmad, Chairman

Indonesian citizen. Born in Demak on April 12,1931. Studied at University of Indonesia, Faculty of Economics - Extension Program, Jakarta in 1967 (Semester VI). Started his career in Kepolisian Keresidenan (Police County) in Semarang (1949 - 1956). General Manager of Bank of Indonesia (BI) from 1956 to 1983 and was finally Director of Bank of Indonesia from 1983 to 1993. After his retirement from BI, he took the position of Commissioner of PERURI (Indonesian Currency Issuance Company). Chairman of Board of Audit of PT Bank Prima Express since 1996 - 2002. Joined Bank Buana in 1996 serving as a Chairman Board of Audit. Chairman of Bank Buana (1998 - present).

Lukito Winarto, Commissioner

Indonesian citizen. Born in Jakarta on October 21, 1959. Majoring in Civil Engineering at the University of Wisconsin, Madison-USA in 1980. Participated in several training and seminars on Banking. Joined the Company in 1980 and started as a Sub-Manager of Bank Buana Head Office, Deputy Sub-Branch Manager of Sawah Besar, Sub-Branch Manager of Sawah Besar, Branch Manager of Harmoni Branch. Commissioner of Bank Buana (1998 - present).

Wimpie Wirja Surja, Commissioner

Indonesian citizen. Born in Sibolga on August 29, 1946. Studied in Faculty of Economics at University of North Sumatera in 1967 and Banking Academy in Medan in 1972. Joined the Company in 1967 with the position of Administration Staff at Medan Branch. In 1973 worked at Bandung Branch, in 1975 Deputy Branch Manager at Semarang, in 1978 Deputy Branch Manager at Solo, in 1980 Deputy Branch Manager at Surabaya, in 1981 Branch Manager at Pontianak. Chief of Internal Audit Unit from 1996 - 2000. Commissioner of PT Bank Buana (2001 - present).

Soetadi Limin, Commissioner

Indonesian citizen. Born in Tanjung Balai (Asahan) on January 13, 1945. BA Graduate in Banking from Perbanas Banking Academy in Medan and received MBA degree in Banking & Finance from Golden Gate University, USA. Participant of numerous banking seminars held by Bank of California and Bank of America in 1978. Last banking seminar attended was Corbank Executive Management Seminar held by Bank of America in 1995 in San Francisco, USA. Started his banking career with Bank Buana as a staff, Deputy Branch Manager of Medan Branch (1972-1976), Deputy Head of International Division (1976-1979), International Banking Division Head (1979-1988), Managing Director of International Banking (1989-1996) and eventually became Deputy President Director (1996 - 1999). Commissioner of Bank Buana (November 2002 - present).

Board of Directors

Jimmy Henricus Kurniawan Laihad, President Director

Indonesian citizen. Born in Jakarta, 2 September 1958. Graduated from the De La Salle University in Manila with a Bachelor of Science in Management of Financial Institution and from the American Graduate School of International Management, Glendale, Arizona with a Master of International Management. Participated in various overseas seminars and job training in banking and finance. Started his career at the China Banking Corporation in Manila in 1980. Became Senior Credit Analyst at PT Manufactures Hanover Leasing from 1982 to 1983. Worked as Head of Credit Department at PT Euras Buana Leasing Indonesia from 1986 to 1989. Worked as Director of PT Euras Buana Leasing Indonesia from 1989 to 1991. Worked as Director at PT Mitsubishi Buana Bank Jakarta from 1991 to 1995. Director at Bank Buana from 1996-1999 and President Director from 1999 to present.

Aris Janasutanta Sutirto, Director

Indonesian citizen. Born in Surabaya on 29 April 1945. Studied Economics at Airlangga University. Participated in various banking seminars. Started his career as staff at Bank BCA in Surabaya from 1966 to 1969. Worked at Bank Buana Surabaya from 1969 to 1977 as Section Head of Current Account. Worked at Bank Buana Urip Sumohardjo Sub-Branch from 1977 to 1978 as Head of Sub-Branch office. Worked as Deputy Head of Branch Office in Bank Buana Semarang from 1978 to 1981. Head of Branch Office at Bank Buana Semarang from 1981 to 1991. Head of Branch Office at Bank Buana Bandung from 1991 to 1995. Director at Bank Buana from 1996 to present.

Eddy Muljanto, Director

Indonesian citizen. Born in Jakarta on 23 March, 1947. High school graduate in1965. Started his career in 1967 to 1970 as Assistant Manager at Bank Buana. Assistant Director at PT Karet Mas from 1971 to 1973. Director at PT Karet Mas from 1974 to 1983. President Director at PT Inumas from 1980 to 1983. Worked as Head of the Domestic Division at Bank Buana from 1984 to 1995. Commissioner at PT Sari Dasa Karsa from 1990 to 1999. Executive Vice President at Bank Buana from 1995 to June 1999. Director from July 1999 to present.

Pardi Kendy, Director

Indonesian citizen. Born in Pontianak on 27 September 1958. Graduated from University of Luton with a Master of Business Administration degree. Participated in various domestic and overseas seminars and training. Started his career in 1977 at the Hong Kong and Shanghai Banking Corporation in Jakarta as Junior Staff, his last position being Treasury Executive Officer from 1986 to 1987. Chief Dealer Treasury at the Bangkok Bank Limited in Jakarta from 1987 to 1988.

Treasury Manager at Bank Mitsubishi Buana in 1996. Part timer Consultant at Bank Mitsubishi Buana in 1996. Head of Treasury Division from 1996 to 1997 at Bank Buana. Executive Vice President from 1998 to July 1999 at Bank Buana. Director at Bank Buana in August 1999 to present.

Safrullah Hadi Saleh, Director

Indonesian citizen. Born in Jakarta on 23 September 1954. Graduated with a Bachelor of Science in Accounting from the De La Salle University in Manila. Participated in various domestic and foreign training and courses in finance and banking. Started his career as Partner-in-Charge at Drs. Prasetio, Utomo & Co Accountant Office from 1975 to 1993. President Director at PT Bank Arya Panduarta Tbk from May 1993 to March 1999. Management Team Coordinator at PT Bank Nusa National from March 1999 to September 1999. Chief Financial Officer and Project Manager on the merger process of "8 BTO banks into PT Bank Danamon Tbk" from October 1999 to September 2001. Director at Bank Buana from October 2001 to present.

Soehadie Tansol, Director*

Indonesian citizen, Born in Pontianak, 2 May 1959. Studied at John Luther Institute Management in 1993. Participated in several domestic and foreign courses and training. Started to work at Bank Buana as Head of Checking Account Division from 1980 to 1987 in Pontianak Branch. Head of Bookkeeping Division from 1987 to 1989. Worked as an authorized signer from 1989 to 1990. Head of Batam Branch from 1991 to 1996, Head of Pontianak Branch from 1996 to 1997. Palembang Branch Office from 1997 to 1998. Head of Organization, Research and Development Division from 1999 to 2001. Executive Vice President at Bank Buana from 2001 to 2002. Compliance Director at Bank Buana from January 2003 - present.

** Effective on January 9, 2003*

Executive Vice Presidents

Ishak Sumarno, Executive Vice President

Indonesian citizen. Born in Jakarta, 13 May 1943. Studied at Stuttgart University in West Germany. Participated in various seminars and courses concerning financial and economics abroad. Started to work at Dicky Metals Co. Limited from 1971 to 1973 as Accountant Manager. Accountant and Finance Manager at PT Sasa Fermentation from 1973 to 1975. Worked at Bank Buana as Head of Division from 1976 to 1984. Deputy Head of International Division at Bank Buana from 1984 to 1985. Head of Supervision Division1986 to 1987. Division Head of Information System and Technology from 1987 to 1995. Executive Vice President at Bank Buana from 1995 to present.

Karman Tandanu, Executive Vice President

Indonesian citizen. Born in Medan, 25 November 1951. Graduated from Yock Eng High School in Singapore in 1971. Started to work as Corporate Branch Office staff in Medan from 1972 to 1974. Staff at Bank Buana Jakarta from 1974 to 1975. Deputy Head of International Division at Bank Buana Jakarta from 1975 to 1979. Senen Sub-Branch Manager from 1979 to 1980. Deputy Head of Surabaya Branch from 1980 to 1985. Division Head of International Division from 1985 to 1995 at Bank Buana Jakarta. Executive Vice President at Bank Buana from 1995 to present.

Januar Tedjo Kusumo, Executive Vice President

Indonesian citizen. Born in Surabaya, 2 January 1956. High school graduate. Participated in several domestic and foreign courses and seminars. Started to work at Daya Guna Company from 1975 to 1977 as Administration Staff in Surabaya. Worked at the Clearance Department at Bank Buana Surabaya from 1977 to 1979. Worked at the Current Account Department at Bank Buana Surabaya from 1979 to 1980, Credit Department from 1980 to 1981. Section Head of Credit Department from 1981 to 1982. Deputy Head of Branch at Bank Buana Palembang from 1982 to 1984. Deputy Branch Office Manager at Bank Buana Bandung from 1984 to 1987. Branch Office Manager at Bank Buana Solo from 1987 to 1990. Head of the Research and Credit Supervision Division at Bank Buana from 1990 to 1998. Coordinator of Non-Operational Head Office at Bank Buana from 1998 to 2001. Executive Vice President at Bank Buana from 2001 to present.

Antony, Executive Vice President

Indonesian citizen. Born in Palembang, 9 January 1955. Graduated from high school in 1977. Started to work as Clearance Department Vice Head at Bank Buana Palembang from 1978 to 1980. Section Head of Credit Department at Bank Buana Palembang from 1980 to 1984. Authorized Signer from 1984 to 1985. Head of Bank Buana Palembang Branch Office from 1985 to 1989. Head of Pekan Baru Branch Office from 1989 to 1990. Head of Bank Buana Palembang from 1990 to 1996. Head of Bank Buana Medan in1996 and eventually moved back to Palembang as Head of Branch Office from 1996 to 1997. Head of Operational Head Office at Bank Buana from 1997 to 2001. Executive Vice President from October 2001 to present.

Audit Committee

Head of Audit Committee	: Wimpie Wirja Surja
Member	: Theodorus Lufti
Member	: Hendra Tedjajana

Division Head

Internal Audit Unit	: Dewi Januwaty Harsono
Risk Management Unit	-
Compliance & KYC Unit	-
Information System & Technology	: Adrianto Liauw
Organization, Research & Development	-
Accounting and Finance	: Winny Widya
Electronic Banking	: Basuki Tjahjono
Marketing	: Jacking Ediyanto Widjaja
Legal	: Tristawati Widjaja
Treasury	: Alwil Lim
Loan	: Yongki Irawan
Operation	: Tedi
Secretariat	: Lany Martahadi
Corporate Secretary and Public Relation	: Maruba Sihaloho
General Affair and Logistic	: Theo Kharisma
Human Resources	: C. Muljatma Mulja

Branch Manager

No.	Branch	Branch Manager
1	Harmoni	Rusmini Wijatno
2	Tanah Abang	Susanti Taurina Wibisono
3	Kelapa Gading	Sudirman Harijanto
4	Medan	Chairy Tandanu
5	Pekanbaru	Amir Abidin
6	Batam	Robert Muliawan
7	Palembang	Welhelmus Indra Widjaja
8	Jambi	Sucipto Hindarto
9	Bengkulu	Husein
10	Bandar Lampung	Suwanto Thamrin
11	Bogor	Surjadi Kurniawan
12	Serang	Tommy Ardianto Tjandra
13	Bandung	Didi Tjahjono Tirtokusumo
14	Tasikmalaya	Herry
15	Semarang	Doddy Permadi Syarief
16	Cirebon	Hadi Siswanto
17	Solo	Wigianto
18	Purwokerto	Vinsensius Setiawan
19	Magelang	Ratanadjaya
20	Yogyakarta	Kusnadi Lokadhi
21	Surabaya	Iman Setijo Budi Utomo
22	Malang	Usman
23	Jember	Bambang Suradi
24	Jombang	Agus Sutanto
25	Banyuwangi	Arnoldus Soro
26	Denpasar	Tjandra Beratha
27	Makassar	Andreas Budiatmodjo
28	Samarinda	Rusdi Yanto
29	Balikpapan	Kusarjanto Ongko
30	Banjarmasin	Efendy Suryaputra
31	Pontianak	Julius Irawan

Organization Structure

PT BANK BUANA INDONESIA Tbk.

Risk Management Committee

Risk Management Unit

Credit Policy Committee

Credit Committee

Asset and Liability Committee

Information Technology Committee

Human Resources Committee

Information System & Technology Division

Accounting & Financing Division

Electronic Banking Division

Legal Division

Organization, Research & Development Division

Marketing Division

Notes

= Command Line
= Direct Communication Line
= Supervision Line

Board of
Commissioners

Audit Committee

President Director

Internal Audit
Working Group

Managing Director

Compliance Director

Executive Vice President

Compliance & KYC Unit

Treasury Division

Loan Division

Secretariat Division

General Affair
& Logistic Division

Branch Offices

Operation Division

Corporate Secretary and
Public Relation Division

Human Resources
Division

ub-Branch Offices

Cash Offices

Sub-Branch Offices

Cash Offices

Product and Services

1. Lending Products

a. Retail Products

Since the Company was founded, our mission has remained unchanged : to serve small-to-medium scale customers in the retail sector, especially in trade, distribution and production of raw materials and basic essentials. This segment provides the largest contribution to our business in terms of revenue. By maintaining a large customer base and capping loan facilities per borrower at a relatively small value, we have been able to keep our credit risk at a relatively low level.

b. Consumer Banking

Consumer loans offered by the Company are made through the Company's KPR-Pondok Buana and KKB-Oto Buana schemes, with a credit both of which target our existing retail and commercial customers.

c. Corporate Banking

The Company also serves medium-to-large scale customers that require working capital and investment to expand the activities of the industrial sector producers of raw materials and basic needs, and export oriented manufacturing companies.

- R/K Loan
- Promissory Loan/ P/N (Promissory Note)
- Investment Loan
- Installment Loan
- Fixed Loan
- Post Import Financing / Trust Receipt Loan
- Export Loan / Pre Export Financing Loan
- Home Ownership Loan / KPR
- Vehicle Purchase Loan / KKB
- Agriculture Financing Project (AFP) Loan
- Export-Import Loan
- Apartment Ownership Loan
- Multipurpose Loan
- Syndicated Loan

2. Funding Products

a. Current Accounts

Funds may be withdrawn by cheque, current account and other means of payment. The use of funds and liquidity arrangements is widely available to customers.

b. Productive Foreign Exchange Accounts

Third-party deposits and withdrawals may be performed on any working day. A variety of currencies are available (USD, SGD, HKD, GBP, DEM, AUD, JPY, NZD, CHF, CAD, EURO), giving customers the opportunity to profit from exchange rate fluctuations.

c. Savings Accounts

Customers can benefit from the following savings account each with deposit and withdrawal facilities :

(i) Priority Savings Account

Savings accounts are offered to individuals, companies and foundations with an interest rate calculated based on the lowest current account balance within a month.

(ii) Productive Savings Account

Interest on this account is calculated based on daily balance, which is multiplied to be eligible for Buana Promo program.

(iii) Buana Plus Savings Account

An account that allows withdrawals to be made through Arta Buana ATMs.

d. Time Deposits

Third-party savings may be held in Rupiah, US Dollars, Euros, Singapore Dollars and other foreign currencies, with a choice of one, three, six and twelve-month terms.

- Current Account
- Foreign Currencies Productive Savings Account
- Priority Savings
- Productive Savings
- Buana Plus Savings
- Time Deposits

3. Services and Electronic Banking

Service include letter of credit, bank guarantee, transfer, encashment and safe deposit box. Buana Mobile Banking electronic banking services make it easy for customers to conduct transactions whenever they wish.

- Opening Sight L/C, Usance L/C and Stand-by L/C, Documentary Collection, Documents Against Acceptance (D/A) and Documents Against Payment (D/P)
- Tax Payment including Import Duty, Additional Import Duty, Value Added Tax, Income Tax and Luxury Goods Tax
- Bank Guarantee
- Safe Deposit Box
- Payment Draft, Collection
- Bank Draft, Travellers Cheque (Citicorp and AMEX) and VISA Travel Money (Citicorp)
- AMEX Card and Diners Club
- Buana Visa Electron
- Telegraphic Transfer / SWIFT
- Utility Payment
- Mobile Banking

Company Network

Table of Network Branches Distribution

No	Province/City	A	B	C	D	E	Total	F
1	Medan	-	-	1	5	-	6	1
2	Pekanbaru	-	-	2	2	-	4	2
3	Palembang	-	-	1	4	-	5	-
4	Bengkulu	-	-	1	2	-	3	-
5	Lampung	-	-	1	2	-	3	-
6	Jambi	-	-	1	-	-	1	1
7	DKI Jakarta	1	1	3	37	-	42	29
8	West Java	-	-	4	16	3	23	6
9	Banten	-	-	1	2	-	3	1
10	Central Java	-	-	4	16	-	20	5
11	Yogyakarta	-	-	1	3	-	4	1
12	East Java	-	-	5	17	3	25	9
13	Denpasar	-	-	1	5	-	6	1
14	Sulawesi	-	-	1	2	-	3	1
15	East Kalimantan	-	-	2	4	-	6	2
16	West Kalimantan	-	-	1	2	-	3	1
17	South Kalimantan	-	-	1	1	-	2	1
	Total	1	1	31	120	6	159	63

A = Directors' and Commissioners' Office; B = Head Office; C = Branch Offices; D = Sub-branch Offices; E = Cash Outlets; F =ATMs

Addresses

HEAD OFFICE
Jl. Gajah Mada No. 1A, Jakarta
Phone : (021) 63865927 (10 lines),
6330585 (15 lines)
Fax : (021) 6324467

Jl. Asemka No. 32-36
Phone : (021) 6922901, 6922045,
2601051, 2601055
Telex : 42042, 42602, 42622, 42673, 42887,
42300, 42301, 42734, 42147, 42149
Fax : (021) 6924105, 6925946,
2601013, 6912005
Cable : Bank Buana Indonesia
P.O. BOX 4896 / Jakarta 11048
Swift : BBIJIDJA.

Sub-Branch:

- **Jatinegara**
  Jl. Pasar Utara No. 10-12,
  Jatinegara, Jakarta Timur
  Phone : (021) 8191918, 8193110, 8197726
  Fax : (021) 8508919

- **Senen**
  Pusat Perdagangan Senen Blok I - II,
  Lantai Dasar No. 15, Jakarta Pusat
  Phone : (021) 4268271, 4210461
  Fax : (021) 4210461

- **Tangerang**
  Jl. Ki Asnawi No. 64 C-D, Tangerang
  Phone : (021) 5523081, 83-84
  Fax : (021) 5523082

- **Sawah Besar**
  Jl. Sukarjo Wiryopranoto No. 26 , Jakarta
  Phone : (021) 3853677, 2313678,
  2313479, 3453336
  Fax : (021) 3860602

- **Glodok Plaza**
  Glodok Plaza Blok F No. 1
  Jl. Pinangsia Raya, Jakarta
  Phone : (021) 6594723, 6595026, 6280943,
  6596745, 2601029
  Fax : (021) 6280944

- **Pluit**
  Jl. Pluit Kencana Raya No. 76, Jakarta Utara
  Phone : (021) 6692163, 6611770 - 71
  Fax : (021) 6691163
  Telex : 42736

- **Teluk Gong**
  Kompleks Duta Harapan Indah
  Blok G No. 10
  Jl. Kapuk Muara, Jakarta Utara
  Phone : (021) 6617577 - 78
  Fax : (021) 6612279

- **Jembatan Lima**
  Jl. K.H. Mas Mansyur No. 213 B,
  Jakarta Barat
  Phone : (021) 6336570, 6335176
  Fax : (021) 6335032

- **Mangga Besar**
  Jl. Mangga Besar No. 68 - 68A, Jakarta Barat
  Phone : (021) 6398092, 6292439, 6292150,
  2601030, 6594677
  Fax : (021) 6293113

- **Petak Baru**
  Jl. Petak Baru No. 25-26, Jakarta Barat
  Phone : (021) 6922115, 6922432, 6912224,
  6924069, 6901756 - 57
  Fax : (021) 6928086

- **Mangga Dua**
  Pusat Grosir Pasar Pagi Mangga Dua
  Lt. III Blok BC 011,012,012A & 014
  Phone : (021) 6255661, 2601031
  Fax : (021) 6127341

- **Bandara Soekarno-Hatta**
  Terminal D Bagian Kedatangan
  Ruang Usaha No. D9P 14-15
  Phone : (021) 5501182-83, 5506814,
  5506822
  Fax : (021) 5501181

- **Bandara Soekarno-Hatta**
  Terminal D Bagian Keberangkatan,
  Ruang Usaha No. D9D 60
  Phone : (021) 5501184

- **Pasar Baru**
  Pusat Perbelanjaan Metro Pasar Baru
  Jl. Samanhudi Lt. Dasar No. 112 A,
  Jakarta Pusat
  Phone : (021) 3500523
  Fax : (021) 3455719

- **Mangga Dua Plaza**
  Mangga Dua Plaza Blok F No. 5
  Jl. Mangga Dua Raya, Jakarta Pusat
  Phone : (021) 6120086, 6120912
  Fax : (021) 6129130

- **Jembatan Dua**
  Jl. Jembatan Dua No. 139 A, Jakarta Utara
  Phone : (021) 6696134, 6631761 - 62
  Fax : (021) 6610615

- **Jayakarta**
  Jl. Pangeran Jayakarta No. 141 Blok I A/32
  Phone : (021) 6491448, 6394339
  Fax : (021) 6250766

- **Muara Karang**
  Jl. Muara Karang No. 1, RT. 019, RW. 02
  Kav. Blok Y3 Barat No. 10, Jakarta Utara
  Phone : (021) 6625967-69, 6601048
  Fax : (021) 6606171

- **Duta mas**
  Kompleks Perumahan Taman Duta Mas
  A3/56-57, Jakarta Barat
  Phone (021) 5678775
  Fax. : (021) 5678776

MEDAN

Branch:

Jl. Palang Merah No. 30
Phone : (061) 4156574 (6 lines)
Fax : (061) 4148556, 4154793, 4560116
Telex :51154, 51325

Sub-Branch:

- **Medan, Tomang Elok**
  Jl. Jend. Gatot Subroto
  Kompleks Tomang Elok Blok A No. 55
  Sei Sikambing
  Phone : (061) 8455405, 8455785, 8455635
  Fax : (061) 8455656

- **Medan, Central Pasar**
  Jl. Letjen Haryono MT
  Central Pasar Medan Lt. I
  Blok I No. 1 - 2 - 17 - 18
  Phone : (061) 4531929, 4531611
  Fax : (061) 4531737

- **Medan, Asia**
  Jl. Asia No. 132/172
  Phone : (061) 7368623, 7368653
  Fax : (061) 7368932

- **Medan, Deli Plaza**
  Jl. Putri Hijau No. 1,
  Deli Plaza Lt. 1 Blok I-6
  Phone : (061) 4148724, 4148167
  Fax : (061) 4148295

- **Medan, Pulo Brayan**
  Jl. K.L. Yos Sudarso No. 258/16A
  Phone : (061) 6611688
  Fax : (061) 6636922

SURABAYA

Branch:

Jl. Panglima Sudirman No. 53
Phone : (031) 5471772-76,
Fax : (031) 5345026
Telex : 31679, 31229

Sub-Branch:

- **Surabaya, Coklat**
  Jl. Coklat No. 12 - 14
  Phone : (031) 3526784, 3530966
  Fax : (031)3523332,3530823

- **Surabaya, Kertopaten**
  Jl. Kertopaten 30.
  Phone : (031) 3760601-02
  Fax : (031) 3762855

- **Surabaya, Sidoarjo**
  Jl. Jend. Achmad Yani 40 J
  Phone : (031) 8941046, 47
  Fax : (031) 8941836

- **Surabaya, Mojokerto**
  Jl. Mojapahit 55-57
  Phone : (0321)322719, 322816
  Fax : 322291

- **Surabaya, Mayjend. Sungkono**
  Komp. Darmo Park I Blok III-A No. 7-8
  Jl. Mayjend. Sungkono
  Phone : (031) 5667582, 5614431 - 32
  Fax : (031) 5672982

- **Surabaya, Kedungdoro**
  Jl. Kedungkoro 155 D
  Phone : (031) 5321365, 5322451
  Fax : (031) 5471442

- **Surabaya, Kertajaya**
  Jl. Kertajaya No. 172
  Phone : (031) 5017320, 5019391
  Fax : (031) 5017300

- **Surabaya, Kapas Kerampung**
  Jl. Kapas Krampung 55 B
  Phone : (031) 3727910, 3718281, 3769292
  Fax : (031) 3715633

- **Surabaya, Rungkut**
  Jl. Rungkut Kidul Industri No. 62
  Phone : (031) 8418271, 8419272, 8411265
  Fax : (031) 8414517

- **Surabaya, Pasar Atum**
  Kompleks Pertokoan Pasar Atum Blok G18
  Phone : (031) 3523545
  Fax : (031) 3530793

BANDUNG
Branch:
Jl. Jend. Sudirman No. 55A
Phone : (022) 4204491 (10 lines)
Fax : (022) 4438906
Telex : 28233, 28488, 28675

Sub-Branch:

- **Bandung, Achmad Yani**
  Jl. Jend. Achmad Yani No. 235
  Phone : (022) 7204952, 7205551
  Fax : (022) 7205551

- **Bandung, Kopo**
  Jl. Kopo No. 91
  Phone : (022) 5209932, 5204784
  Fax : (022) 5204784

- **Bandung, Kiaracondong**
  Jl. Kiaracondong No. 267
  Phone : (022) 7301110, 7311930

- **Bandung, Cimahi**
  Jl. Raya No. 545, Cimahi
  Phone : (022) 6652789, 6657013
  Fax : (022) 6657013

- **Bandung, Sukajadi**
  Jl. Sukajadi No. 5
  Phone : (022) 2037498, 2039266
  Fax : (022) 2039266

- **Bandung, Banceuy**
  Komp. Pertokoan Banceuy Permai
  Blok B 7 No. 80
  Phone : (022) 4237267, 4210851
  Fax : (022) 4214267

- **Bandung, Andir**
  Jl. Jend. Sudirman No. 485
  Phone : (022) 6073879
  Fax : (022) 6031807

- **Bandung, Kopo Bihbul**
  Jl. Raya Kopo Bihbul No. 69
  Phone : (022) 5401131, 5420269
  Fax : (022) 5420466

- **Bandung, Ujung Berung**
  Jl. Raya Ujung Berung No. 26
  Phone : (022) 783513, 783512
  Fax : (022) 7800423

- **Bandung, Istana Plaza**
  Istana Plaza Blok LG/D2,
  Jl. Pasirkaliki 121/123 (Jalan Pajajaran No.64)
  Phone : (022) 6006623/853, 6040845
  Fax : (022) 6030117

SEMARANG
Branch:
Gang Tengah No. 16
Phone : (024) 3547415
Fax : (024) 3542142, 3542478
Telex : 22284, 22489

Sub-Branch:

- **Semarang, Siliwangi**
  Jl. Jend. Sudirman No. 131
  Phone : (024) 7608623
  Fax : (024) 7608791

- **Semarang, Ambarawa**
  Jl. Jend. Sudirman No. 57/AI-2-3
  Komp. Pertokoan Ambarawa Plaza
  Phone : (0298) 591289, 592290
  Fax : (0298) 591289

- **Semarang, Majapahit**
  Jl. Brigjend. Sudirato 106
  Phone : (024) 6723762
  Fax : (024) 6723761

- **Semarang, Salatiga**
  Komp. Pertokoan Salatiga Plaza Blok A/4
  Jl. Jend. Sudirman 61
  Phone : (0298) 322027
  Fax : (0298) 326032

- **Semarang, Weleri**
  Jl. Terminal Colt No. 4
  Phone : (0294) 41393-94, 41411
  Fax : (0294) 41394

- **Semarang, Lik**
  Jl. Industri Raya Timur Kaveling No. 1
  Phone : (024) 6590868 - 70
  Fax : (024) 65690867

MAKASSAR

Branch:

Jl. Sulawesi No. 83
Phone : (0411) 321421/22, 324645, 324439
Fax : (0411) 315702

Sub-Branch:

- **Makassar, Bandang**
  Jl. Bandang No. 50 B
  Phone : (0411) 326694
  Fax : (0411) 326976

- **Makassar, Panakkukang**
  Jl. Pengayoman No. 48
  Phone : (0411) 458260
  Fax : (0411) 458260

PALEMBANG

Branch:

Jl. Mesjid Lama No. 48-50
Phone : (0711) 310965 (7 lines)
Fax : (0711) 313216
Telex : 27175, 27484

Sub-Branch:

- **Palembang, Jend. Sudirman**
  Jl. Jend. Sudirman No. 1031 D-E
  Phone : (0711) 358682

- **Palembang, 10-Ulu**
  Jl. K.H. Azhari No. 56-58,
  RT. 38/RW 13, 9/10 Ulu
  Phone : (0711) 358682

- **Palembang, Kol. H. Burlian / KM 5**
  Jl. Kol. H. Burlian No. 48
  Phone : (0711) 410866

- **Palembang, 16 Ilir**
  Jl. Pasar 16 Ilir No. 132
  Phone : (0711) 354233, 355292

SOLO

Branch:

Jl. Jend. Urip Sumoharjo No. 13-17
Phone : (0271) 646348 (12 lines)
Fax : (0271) 646947, 630620
Telex : 25324, 25395

Sub-Branch:

- **Solo, Pasar Klewer**
  Kios Pasar Klewer Blok EE No. 9 - 12
  Jl. Secoyudan
  Phone : (0271) 655203, 652307
  Fax : (0271) 641798

- **Solo, Kratonan**
  Jl. Yos. Sudarso No. 246
  Phone : (0271) 652626 (3 lines)
  Fax : (0271) 655622

- **Solo, Pasar Legi**
  Pasar Legi Kios No. 26-27
  Jl. S. Parman
  Phone : (0271) 641177, 654656, 666536
  Fax : (0271) 666535

- **Solo, Klaten**
  Jl. Pemuda Utara No. 133
  Phone : (0272) 321282
  Fax : (0272) 322378

- **Solo, Sragen**
  Jl. Raya Sukowati No. 1
  Phone : (0271) 891276
  Fax : (0271) 891250

- **Solo, Palur**
  Jl. Raya Palur No. 59
  Phone : (0271) 821166
  Fax : (0271) 827474

PONTIANAK

Branch:

Jl. Tanjung Pura No. 278
Phone : (0561) 732600, 734656, 731778, 732966, 762319, 762321
Fax : (0561) 736282
Telex : 29136, 28223

Sub-Branch:

- **Pontianak, Sungai Raya**
  Jl. Adi Sucipto Km 7,3
  Sungai Raya
  Phone : (0561) 721770

- **Sultan Muhammad**
  Jl. Sultan Muhammad No. 183
  Phone : (0561) 731582

CIREBON

Branch:

Jl. Yos Sudarso No. 29
Phone : (0231) 205040, 206396, 206959, 209112
Fax : (0231) 248340, 201989
Telex : 28593, 28029

Sub-Branch:

- **Cirebon, Kuningan**
  Komplek Kuning Ayu
  Jl. Dewi Sartika No. 4
  Phone : (0232) 871738
  Fax : (0232) 871738

- **Cirebon, Pasar Balong**
  Jl. Pekiringan No. 113
  Phone : (0231) 205625
  Fax : (0231) 205625

- **Cirebon, Jamblang**
  Jl. Raya Jamblang No. 23
  Phone : (0231) 341272
  Fax : (0231) 341272

BENGKULU

Branch:

Jl. Let. Jend. Suprapto No. 169-171
Phone : (0736) 21705, 22187, 20435, 23680-81
Fax : (0736) 21110
Telex : 27589

Sub-Branch:

- **Bengkulu, Curup**
  Jl. Merdeka No. 11, Curup
  Phone : (0732) 21764
  Fax : (0732) 21024

- **Bengkulu, Panorama Lingkar Timur**
  Jl. Salak No. 105 C Panorama Lingkar Timur
  Phone : (0736) 345222
  Fax : (0736) 345333

JEMBER

Branch:

Jl. Gajah Mada No. 68
Phone : (0331) 484545, 424759, 424859
Fax : (0331) 484980
Telex : 31831

Sub-Branch:

- **Jember, Kencong**
  Jl. Krakatau No. 1
  Phone : (0336) 321228

Cash Office:

- **Jember, Balung**
  Jl. Puger No. 28
  Phone : (0336) 621306

- **Jember, Ambulu**
  Jl. Suyitman No. 46
  Phone : (0336) 881902

- **Bondowoso**
  Jl. R.E. Martadinata No. 49
  Phone : (0332) 421429

BALI
Denpasar Branch:
Jl. Dr. Wahidin No. 39
Phone : (0361) 433014 (Hunting)
Fax : (0361) 424245
Telex : 35354

Sub-Branch:
- **Bali, Tabanan**
  Jl. Gajah Mada No. 80
  Phone : (0361) 811588
  Fax : (0361) 812569

- **Bali, Klungkung**
  Jl. Dharmawangsa No. 8, Semarapura
  Phone : (0366) 22062
  Fax : (0366) 22062

- **Bali, Kuta**
  Jl. Raya Legian No. 99 X
  Phone : (0361) 754044, 767188
  Fax : (0361) 767189

- **Bali, Gatot Subroto**
  Jl. Gatot Subroto No. 100 X Kav. 10
  Phone : (0361) 263161

- **Bali, Diponegoro**
  Jl. Diponegoro No. 150 Blok A I No. 2
  Phone : (0361) 262773
  Fax : (0361) 262773

HARMONI
Branch:
Jl. Gajah Mada No. 1A, Jakarta
Phone : (021) 63865927 (10 lines), 6330585 (15 lines)
Fax : (021) 6330558, 6335377, 6314118
Telex : 46235, 46359
Cable : Bank Buana Harmoni

Sub-Branch:
- **Panglima Polim**
  Jl. Panglima Polim Raya No. 18A, B, C
  Phone : 7251603, 7246073, 7202668, 7251655
  Fax: (021) 7222187

- **Kedoya**
  Komp. Perum.
  Taman Cosmos Megah Permai
  Blok I No. 1-2, Kedoya - Jakarta Barat
  Phone : (021) 5652332, 5640948 - 49, 56962338
  Fax : (021) 5652338

- **Cengkareng**
  Jl. Lingkar Luar Barat No. 5 BF
  Cengkareng Timur, Jakarta Barat
  Phone : (021) 5445819,5457708
  Fax : (021) 5417556

- **Kramat Jati**
  PD. Pasar Jaya Blok A No. 23
  Kramat Jati, Jakarta Timur
  Phone : (021) 8092417, 8011644
  Fax : (021) 8013973

- **Ciputat**
  Jl. Dewi Sartika 46A
  (Jl. Raya Ciputat ke Parung)
  Kabupaten Dati II, Tangerang, Jawa Barat
  Phone : (021) 7445637
  Fax : (021) 7445601

- **Depok**
  Jl. Kartini No. 88 C-D, Depok
  Phone : (021) 7765236, 7202916 - 18
  Fax : (021) 7765237

- **Pasar Minggu**
  Jl. Raya Ragunan No. 11
  Phone : (021) 7804680, 7819665, 78831562
  Fax : (021) 7890438

- **Petojo**
  Jl. A.M Sangaji No. 25E, Jakarta Pusat
  Phone : (021) 6324562-63, 6308732, 63855187, 63861864, 63855975
  Fax : (021) 6324562

- **Bungur**
  Ruko Cental Bungur Jl. Bungur Besar 42 B
  Gunung Sahari Selatan - Kemayoran
  Phone : (021) 4250813, 4248841
  Fax : (021) 4248844

- **Roxy Mas**
  Jl. Kyai Haji Hasyim Ashari Blok D 4 No. 18
  Phone : (021) 63858204
  Fax : (021) 63858207

- **Tanjung Duren**
  Jl. Tanjung Duren Raya Blok N No. 352
  Phone : (021) 5642027, 5673950, 5685079
  Fax : (021) 5685079

TASIKMALAYA

Branch:

Jl. Empang No. 50
Phone : (0265) 310300 (5 lines)
Fax : (0265) 332007
Telex : 28348

Sub-Branch:

- **Tasikmalaya, Ciamis**
  Jl. Pasar Manis Ruko No. 38
  Phone : (0265) 777200

- **Tasikmalaya, Banjar**
  Jl. Letjen. Suwarto No. 61
  Phone : (0265) 741485, 742860

- **Tasikmalaya, Pasar Wetan**
  Jl. Pasar Wetan Baru No. 12
  Phone : (0265) 334004, 334023

SERANG

Branch:

Jl. S.M. Hasanuddin,
Serang Plaza Blok II No. 5-7
Phone : (0254) 200153, 201566
Fax : (0254) 200692
Telex : 44808

Sub-Branch:

- **Cilegon**
  Jl. Raya Cilegon No. 6
  Phone : (0254) 391034, 392057
  Fax : (0254) 391151

- **Rangkasbitung**
  Jl. Sunan Kalijaga No. 62
  Phone : (0254) 201595, 201703
  Fax : (054) 201596

LAMPUNG

Branch:

Jl. Ikan Bawal No. 87
Teluk Betung, Bandar Lampung
Phone : (0721) 482982 (Hunting)
Fax : (0721) 482951
Telex : 26131, 26340

Sub-Branch:

- **Bandar Lampung, Tanjung Karang**
  Komp. Pertokoan Pasar Tengah
  Jl. Padang Blok B III No. 2
  Tanjung Karang
  Phone : (0721) 261155, 261927

- **Bandar Lampung, Metro**
  Kompleks Pertokoan Sumur Bandung
  Blok B No. 3, Metro
  Telp: (0725) 47666 - 47123

MAGELANG

Branch:

Jl. Tidar No. 17
Phone : (0293) 362181, 364344, 365261, 364405 - 06
Fax : (0293) 364271
Telex : 22172

Sub-Branch:

- **Magelang, Purworejo**
  Jl. Kol. Sugiono No. 44, Purworejo
  Phone : (0275) 325357
  Fax : (0275) 321740

- **Magelang, Temanggung**
  Jl. S. Parman No. 36 A
  Phone : (0293) 491555
  Fax : (0293) 492462

- **Magelang, Muntilan**
  Komp. Ruko PJKA A. II No. 3
  Phone : (0293) 586508, 587323
  Fax : (0293) 587415

- **Magelang, Wonosobo**
  Jl. Pasar I Komplek Ruko Blok B6
  Phone : (0286) 321302
  Fax : (0286) 321598

PEKANBARU

Branch:

Jl. Jend. Sudirman No. 442
Phone : (0761) 21168, 848053 - 54
Fax : (0761) 22064, 29862
Telex : 56212

Sub-Branch:

- **Pekanbaru, Jalan Nangka**
  Jl. Nangka No. 181
  Phone : (0761) 31308, 31309, 20439, 20441
  Fax : (0761) 37317

- **Pekanbaru, Juanda**
  Jl. Ir.H. Juanda No. 125, Pekanbaru
  Phone : (0761) 23648, 38885, 38964

BALIKPAPAN

Branch:

Jl. A. Yani No. 267
Phone : (0542) 732531 (Hunting)
Fax : (0542) 732534
Telex : 37184

Sub-Branch:

- **Balikpapan Permai**
  Jl. Jend. Sudirman Blok C/II No. 88
  Komplek Balikpapan Permai
  Phone : (0542) 33238, 33228

- **Balikpapan, Pandan Wangi**
  Jl. Pandan Wangi No. 116
  Komplek Pertokoan Pandan Wangi
  Phone : (0542) 33597, 32996

- **Balikpapan, Klandasan Ulu**
  Jl. Jend. Sudirman No. 76
  Komplek Pertokoan Cemara Rindang
  Phone : (0542) 33064, 36809

SAMARINDA

Branch:

Jl. Pangeran Diponegoro No. 68-70
Phone : (0541) 732495 (Hunting)
Fax : (0541) 732490
Telex : 738278

Sub-Branch:

- **Samarinda, Dr. Soetomo**
  Jl. Dr. Soetomo No. 4
  Phone : (0541) 735927

BANYUWANGI

Branch:

Jl. Jend. Sudirman No. 16
Phone : (0333) 426500 (Hunting), 424705, 423061-62, 422270-71, 424705
Fax : (0333) 424260
Telex : 32456

Sub-Branch:

- **Banyuwangi, Genteng**
  Jl. Gajah Mada No. 222
  Phone : (0333) 845453
  Fax : (0333) 845388

- **Banyuwangi, Muncar**
  Jl. Raya No. 147
  Phone : (0333) 593504
  Fax : (0333) 593064

- **Banyuwangi, Rogojampi**
  Jl. Raya Pasar Rogojampi
  Blok A I No. 24-25
  Phone : (0333) 631709
  Fax : (0333) 631710

- **Banyuwangi, Jajag**
  Jl. P.B. Sudirman No. 56
  Phone : (0333) 396398
  Fax : (0333) 396305

YOGYAKARTA

Branch:

Jl. Jend. Sudirman No. 62
Phone : (0274) 562000, 517410
Fax : (0274) 563433
Telex : 25272

Sub-Branch:

- **Yogyakarta, Brigjend Katamso**
  Jl. Brigjend. Katamso No. 278
  Phone : (0274) 384193, 415732
  Fax : (0274) 378569

- **Yogyakarta, Pasar Beringharjo**
  Jl. Lor Pasar No. 59
  Phone : (0274) 522350
  Fax : (0274) 561228

- **Yogyakarta, Kricak**
  Jl. Magelang No. 121
  Phone : (0274) 563195, 553235
  Fax : (0274) 553385

BOGOR

Branch:

Jl. Pangkalan Raya No. 4A
RT. 03/RW, 02,
Warung Jambu, Kelurahan Cibuluh,
Kecamatan Bogor Utara, Bogor
Phone : (0251) 320113, 320075, 321262
Fax : (0251) 382077
Telex : 48542

Sub-Branch:

- **Bogor, Dewi Sartika**
  Jl. Dewi Sartika No. 54
  RT. 03/RW, 02 Kelurahan Pakaton,
  Kecamatan Bogor Tengah, Bogor
  Phone : (0251) 311836, 314257
  Fax : (0251) 314933

Cash Office:

- **Bogor, Suryakencana (Baru)**
  Jl. Suryakencana No. 70
  Phone : (0251) 325256, 325307

- **Bogor, Leuwiliang**
  Jl. Empang No. 6A
  Phone : (0251) 318523 , 318016
  Fax : (0251) 360821

- **Bogor, Suryakencana**
  Jl. Suryakencana No. 327
  Phone : (0251) 322386, 356525

BANJARMASIN

Branch:

Jl. Lambung Mangkurat No. 17
Phone : (0511) 57172
Fax : (0511) 53305
Telex : 39133

Sub-Branch:

- **Banjarmasin, A. Yani**
  Jl. Jend. A. Yani KM 2, Rt 17
  Phone : (0511) 269525
  Fax : (0511) 269525

BATAM

Branch:

Jl. Imam Bonjol, Komp. Bumi Indah Blok B 1-2
Phone : (0778) 459691, 458614, 459693
Fax : (0778) 458601
Telex : 58502

TANAH ABANG

Branch:

Pusat Perdagangan Tanah Abang Bukit
Blok F No. 6-8
Jl. K.H. Fachrudin No. 36, Jakarta
Phone : (021) 3803320, 3846171
Fax : (021) 3151787, 3151071
Telex : 69072, 69073

Sub-Branch:

- **Palmerah**
  Jl. Palmerah Barat No. 39 B, Jakarta Pusat
  Phone : (021) 5325479
  Fax : (021) 5329249

- **Pondok Indah**
  Proyek Perumahan Pondok Indah
  Blok I S/E-IA dan IB
  Jl. T.B. Simatupang, Jakarta Selatan
  Phone : (021) 75906165 (Hunting)
  Fax : (021) 75900185

- **Pondok Gede**
  Pondok Gede Plaza Ruko Blok D/12
  Pondok Gede , Bekasi
  Phone : (021) 84993550 - 52

JOMBANG

Branch:

Jl. Merdeka No. 133
Phone : (0321) 862337, 862500 - 01,
874857, 874858
Fax : (0321) 862171
Telex : 31775

MALANG
Branch:
Jl. Basuki Rahmat No. 63
Phone : (0341) 342333 (6 lines)
Fax : (0341) 342572
Telex : 31185

Sub-Branch:

- **Malang, Lumajang**
  Jl. P.B. Sudirman No. 20 F - G Lumajang
  Phone : (0334) 81521, 881905
  Fax : 881905

- **Malang, Gatot Subroto**
  Jl. Gatot Subroto No. 21E
  Phone : (0341) 356044, 343230
  Fax : (0341) 356044

KELAPA GADING
Branch:
Jl. Raya Barat Boulevard Blok LC7/1-2
Kelapa Gading Permai
Phone : (021) 4529171 - 73, 4513241 - 42
Fax : (021) 4529179, 45844045
Telex : 48505, 48509

Sub-Branch:

- **Bekasi**
  Jl. Ir. H. Juanda No. 98 G, Bekasi
  Phone : (021) 8802926
  Fax : (021) 88348645

- **Kelapa Gading Boulevard**
  Jl. Boulevard Raya Blok FWI No. 18
  Kelapa Gading, Jakarta Utara
  Phone : (021) 4531069 - 4531071
  Fax : (021) 4541059

- **Rawamangun**
  Jl. Pegambiran No. 33
  Rawamangun, Jakarta Timur 13220
  Phone : (021) 4703107, 4707069
  Fax : (021) 4753326

- **Tanjung Priok**
  Jl. Yos Sudarso No. 69 - 70,
  Kebon Bawang, Tanjung Priok
  Phone : (021) 4351459 - 61
  Fax : (021) 4366562

- **Sunter**
  Jl. Danau Sunter Agung Utara
  Blok D I no. 6B, Sunter Agung, Jakarta
  Phone : (021) 6451120-21
  Fax : (021) 6453821

PURWOKERTO
Branch:
Jl. Jend. Sudirman No. 330
Purwokerto, Jawa Tengah
Phone : (0281) 631464, 623466, 630259, 630942, 635950, 635996
Fax : (0281) 636747
Telex : 25120

JAMBI
Branch:
JL. R. Mattaher No. 34 - 35, Jambi
Phone : (0741) 20623
Fax : (0741) 54104



D a t a

Shareholder Relationships and Organization

Share ownership by the Company's Board of Commissioners and Board of Directors in the Company and other companies is :

Name	Company		Sari Dasa Karsa . Ltd. Co		Kota Mas Permai	
	Position	Share numbers	Position	Share numbers	Position	Share numbers
Raden Rachmad	Chairman	-	-	-	-	-
Lukito Winarto	Com	0.17%	-	2.79%	-	60.00
Wimpie Wirja Surja	Com	-	-	-	-	-
Soetadi Limin	Com	0.11%	-	-	-	-
Jimmy Kurniawan Laihad	PresDir	-	-	-	-	-
Aris Janasutanta Sutirto	Dir	-	-	-	-	-
Eddy Muljanto	Dir	0.57%	-	11.00%	-	-
Pardi Kendy	Dir	-	-	-	-	-
Safrullah Hadi Saleh	Dir	-	-	-	-	-
Soehadie Tansol	Dir	-	-	-	-	-

Com = Commissioner, PresDir = President Director, Dir = Directors

Transactions with related parties

Transactions with parties having a special relationship with the company as of 31 December 2002, comprising loans provided, fixed asset insurance, lease of buildings, current accounts, savings accounts, fixed-term deposit accounts, purchase and sale of foreign exchange fixed-term contracts with outstandings were :

Transaction (Rp billion)	2002		2001	
	Total	% of total	Total	% of total
Export Bill	1.88	0.01	4.55	0.04
Loans receivable outstanding	79.55	0.60	49.91	0.41
Acceptance Bill	2.12	0.02	0.74	0.01
Fixed assets insurance	126.14	-	101.01	-
Prepaid rent expenses	8.33	0.06	0.17	-
Paid rent liabilities	9.14	2.20	9.56	2.43
Insurance liabilities	2.50	0.56	2.16	0.55
Demand deposits	171.20	1.43	155.06	1.38
Savings account	33.73	0.28	16.42	0.15
Current Accounts	143.61	1.20	65.90	0.59
Personnel	10.40	2.51	-	-

Fixed assets worth 5% or more than total fixed assets

The value of fixed assets held by the Company as of December 2001 totaled Rp 299.59 billion. The Company's fixed assets worth more than 5% of the total value of fixed assets were land and Head Office buildings located on Jl. Asemka No. 32 - 34, West Jakarta valued at Rp. 15.55 billion, or 5.19% of total fixed assets.

Use of Proceeds from Rights Issue I

No.	Description	Amount (thousands of Rupiah)
1	Proceeds from Rights Issue I (248,164,734 x Rp. 500,-)	124,082,367
2	Shares issuance cost	1,994,840
3	Net proceeds from Rights Issue I	122,087,527
4	Amount of funds used from 1 October 2002 to 31 December 2002	79,967,565
5	Amount of funds remaining	42,119,962

At the date of this report, the remaining amount of funds from Rights Issue I are invested:

In the form of : Certificate of Bank Indonesia

Maturity date : February 6, 2003

Interest rate : 13.25%

Certificate no. : 4/0711 265/PTPU/SBI

Corporate Information
PT Bank Buana Indonesia Tbk.

Office of Commissioners and Directors
Jl. Gajah Mada No. 1A, Jakarta 10130, Indonesia
Phone: (021) 63865927, 6330585
Fax: (021) 6324467
Website: www.bankbuana.com

Head Office
Jl Asemka No. 32 - 36, Jakarta 11110, Indonesia
Phone: (021) 6922901, 6922045, 6928645, 2601051, 2601055
Fax: (021) 6912005, 6925946, 6924105, 2601013, 2601033
Domestic Telex: 42673, 42734, 42887, 42622, 42300, 42149
International Telex: 42042, 42602, 42301, 42147
PO BOX 4896, Jakarta 11048
Cable: Bank Buana Indonesia
Swift: B B I J I D J A

Type of Business
Banking

Date of Establishment
August 31, 1956
Notarized by Eliza Pondaag, SH No. 150
Republic of Indonesia Ministry of Justice Decree No. J.A.5/78/4
dated 24 October1956

Business Licence
Republic of Indonesia Ministry of Finance Decree No. 203443/U.M II
dated 15 October1956
Commenced operations on 1 November 1956

Authorized Capital
Rp. 1,800,000,000,000,-

Stock Exchange Listings
Jakarta Stock Exchange (JSX) and Surabaya Stock Exchange (SSX)

Ticker Symbol
JSX: BBIA
SSX: BBIA

Share Registrar
PT Sirca Datapo Perdana
Jl. Johar No. 18, Menteng
Jakarta Pusat 10340, Indonesia
Phone: (021) 3900645
Fax: (021) 3900671

Public Accountant
Sidharta, Sidharta & Widjaja
Wisma GKBI 32nd floor
Jl. Jend. Sudirman No. 28
Jakarta 10210, Indonesia
Phone: (021) 5742333, 5742888
Fax: (021) 5741777

Investor Inquiry
PT Bank Buana Indonesia Tbk.
Corporate Secretary and Public Relation Division
Maruba Sihaloho/ Juliana Samudro
Jl. Gajah Mada No. 1A
Jakarta 10130, Indonesia
Phone: (021) 6330585
Fax: (021) 6312340